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Follow-Up Materials

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REGISTRANT'S NAME Fosters Brewing Group

*CURRENT ADDRESS

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01711 FISCAL YEAR 6-30-06

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OICF/BY: dlw

DAT: 10/5/06

SO... WHAT’
IT BE?

Foster’s Group Limited Business Review 2006


FOSTER’S
GROUP

WHATEVER THE OCCASION, WE'RE CREATING THE WORLD'S BEST DRINKS. SO... WHAT'LL IT BE?




www.fostersgroup.com


FOSTER'S
GROUP




INFORMATION AND CONTACTS

Annual General Meeting

The Annual General Meeting of the Foster's Group Limited will be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on 23 October 2006, at 10.30 a.m.

Internet

www.fostersgroup.com

2006 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ending 30 June 2006.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: www.fostersgroup.com or please contact: investor.relations@fostersgroup.com or the registered office via the address details provided below.

Foster's Group Limited ABN 49 007 620 886

Registered Office:

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Australia, Asia and the Pacific

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America
Tel: 0011 1 707 259 4500
Fax: 0015 1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House, 70 London Road
Twickenham, Middlesex TW1 3QS
United Kingdom
Tel: 0011 44 20 8843 4400
Fax: 0015 44 20 8843 4401

This Document



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© 1996 Forest Stewardship Council

The Foster's 2006 Business Review is Forest Stewardship Council (FSC) chain of custody certified. It is printed on Spicers 9lives™ 80 paper – a mixed source FSC certified paper. The paper contains 80 per cent post-consumer recycled fibre and 20 per cent totally chlorine free pulp.

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Australian products



Asahi Super Dry*
Beez Neez
Belle Vue Kriek*
Boag's Classic*
Boag's Draught*
Boag's St George*
Boag's Strongarm*
Bohemian Pilzner
Brahma*
Carlton Black
Carlton Cold
Carlton Draught
Carlton Dry
Carlton Mid
Carlton Sterling
Cascade Amber Ale
Cascade Blonde Lager
Cascade Degraves
Collection:
Cascade Draught
Cascade Pale Ale
Cascade Premium Lager
Cascade Premium Light
Cascade Seasonals
Cascade Special Stout
Corona*
Crown Lager
Foster's Lager
Foster's LightIce
Hoegaarden*
James Boag's Premium
Light*
James Boag's Premium*
Kronenbourg 1664*
Leffe*
Melbourne Bitter
Newcastle Brown Ale*
Pure Blonde
Redback Original
Rooftop Red Lager
Staropramen
Stella Artois*
VB Original Ale
Victoria Bitter (VB)

Andrew Garrett
Annie's Lane
Baileys of Glenrowan
Black Opal
Blues Point
Cartwheel
Coldstream Hills
Devils Lair
Early Harvest
Edwards & Chaffey
Eye Spy
Fifth Leg
Fishers Circle
Glass Mountain
Great Western
Greg Norman Estates
Half Mile Creek
Ingoldby
Jamiesons Run
Kaiser Stuhl
Killawarra
Lanson*
Leo Buring
LINDEMANS
Maglieri of McLaren Vale
Matthew Lang
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Queen Adelaide
Riccadonna*
Robertson's Well
Rosemount Estate
Rouge Homme
Saltram Estate
Seaview
Secret Stone*
Seppelt
Shadowood
St Huberts
T'Gallant
the Little Penguin
The Rothbury Estate
Tollana
Wolf Blass
Wynns Coonawarra
Estate
Yarra Ridge
Yellowglen

* Imported, licensed and/or distributed by Foster's in Australia.

Fortified and Sherry

Cider

Spirits

Pre-mix

Non-alcohol

International products

Carlton Cold
Cascade Premium Lager
Cascade Premium Light
Crown Lager
Fiji Bitter
Fiji Draught
Fiji Gold
Foster's Lager
Redback Original
Sheafs Stout
Vailima Draught
Vailima Extra Strong
Vailima Gold
Vailima Lager
Victoria Bitter

Annie's Lane
Baileys of Glenrowan
Benjamin
Beringer
Black Opal
Bohemian Highway
Campanile
Cellar No. 8
Chateau Souverain
Chateau St Jean
Clocktower
Coldstream Hills
Dallas Conte
Devil's Lair
Director's Special
Early Harvest
Etude
Fonseca Port
Fortitude
Gabbiano
Galway Pipe
Greg Norman California
Greg Norman Estates
Half Mile Creek
Herrick
Ingoldby
Jamiesons Run
Killawarra
Knights Valley
La Belle Terrasse
Lanson
Leo Buring
LINDEMANS
Maglieri
Matthew Lang
Matua Valley
Meridian
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Queen Adelaide
Rosemount Estate
Rouge Homme
Saltram
Samuel Estate
Sbragia Family
Seaview
Secret Stone
Seppelt
St. Clement
Stags' Leap
Taylor's
Taz
the Little Penguin
The Rothbury Estate
Tollana
TwoTone Farm
Wolf Blass
Wynns
Yarra Ridge
Yellowglen

Bounty Rum
Bounty Liqueur
Czarina Vodka
Deluxe Whisky
Old Oak Brandy
Ratu's Rum
Regal Gin
Regal Whisky

Oragina
Vimto
Youki

OUR BRANDS


FOSTER'S
GROUP

YOUR CHOICE!

Contents

Visit us: www.fostersgroup.com



ONE OF THE FAMILY?

Carlton is home to some of Australia's favourite beers including iconic brands like Carlton Draught and relative newcomers such as Carlton Black Ale and Carlton Dry. The Carlton Masterbrand is promoting the most celebrated elements of the Carlton tradition across the brand family, including the famous Clydesdales symbol and the Carlton name itself. All Carlton beers now have deeper ties to the trusted Carlton name.


CARLTON
CARLTON
DRY


CARLTON
COLD
FILTERED


CARLTON
CARLTON
DRAUGHT
BREWERY FRESH
DRAUGHT BEER AT ITS BEST

WITH THE NEW CARLTON MASTERBRAND, FOSTER'S IS STRENGTHENING THE FAMILY RESEMBLANCE ACROSS A RICH AUSTRALIAN BREWING TRADITION.

SOMETHING SPARKLING?

When Yellowglen launched Yellow, a new category was created overnight. The 'seriously bubbly' campaign and launch of Pink delivered Foster's an outright lead in the Sparkling category in Australia. From 2006 Foster's is aiming to repeat that success offshore with Pink and Yellow launching in the United States and Europe.


YELLOWGLEN
Pink

YELLOWGLEN, AUSTRALIA'S NUMBER ONE SPARKLING WINE, IS TAKING ITS UNIQUE YELLOW AND PINK WINES TO THE WORLD.


YELLOWGLEN
Yellow

When Rosemount launched its easy-drinking, fruit-driven wines under its now world-famous diamond label, it defined the New World wine style. Rosemount is ready to win a whole new generation of wine drinkers with its outstanding wine quality complemented by a striking new bottle and a simplified range. Rosemount – a diamond worth discovering.


ROSEMOUNT
Shiraz Cabernet
2005
750 ml

WITH NEW BRANDING, BLEND AND TIER STRUCTURE, AN EXCELLENT VINTAGE AND EVOLUTIONARY NEW BOTTLE, FOSTER'S IS REINVIGORATING ROSEMOUNT AND ITS FAMOUS DIAMOND LABEL.

A NEW COUNTRY?

Foster's has established a sector 'first' with new wines from LINDEMANS. The new ranges will include wines from South Africa and Chile sold into our key European and North American markets. The wines made and sourced in-country (together with local winemakers) will capture local wine characteristics with LINDEMANS' quality standards.





LINDEMANS
CABERNET SAUVIGNON

FOSTER'S UNIQUE APPROACH TO GLOBAL WINE SOURCING ALLOWS DRINKERS TO DISCOVER WINES FROM SOUTH AFRICA OR CHILE BEARING A TRUSTED NAME – LINDEMANS.

LINDEMANS
LINDEMANS
SOUTH AFRICA
CABERNET SAUVIGON
SOUTH AFRICA

OUR COMPANY IN REVIEW

FROM THE CHAIRMAN



We delivered double-digit earnings growth against a 'headwind' of an Australian wine surplus and tough international wine markets. We built our competitiveness through reductions in our cost base, while successfully integrating the Southcorp, Beringer Blass and Carlton & United Beverages businesses. We have become the dedicated drinks business we set out to be.

Frank Swan, Chairman

The year in review

It has been a year of great change and consolidation at Foster's.

Bringing together three major businesses – Carlton & United Beverages, Beringer Blass Wine Estates and the former Southcorp Limited – has been a huge undertaking. The Foster's management team managed this process successfully and fundamentally changed the structure of the Company.

A truly multi-beverage Australian business with a combined salesforce is now a reality and our wine sales teams in Europe, the Americas and Asia are working as one team behind Foster's world-beating premium wine portfolio.

The management team also achieved a great result in maximising value from the Foster's beer brand. Our exit from Asian brewing with the sales of our brewing businesses in China, India and Vietnam, and the sale of the Foster's brand in Europe and India has unlocked more than $1 billion, with minimal loss of earnings. Importantly, we maintain the rights to the Foster's brand in high growth markets in Asia and the Americas.

We continue to strengthen our governance culture and we have taken significant steps forward in our community and sustainability practices. The launch of Foster's in the Community (FITC) grants and the production of our first annual Sustainability Report continue steady improvement in the effectiveness of our corporate social responsibility programs.

Finally, Trevor O'Hoy, Foster's Chief Executive Officer, has put in place a management structure designed to take the business forward, with regional sales structures supported by a flexible and low-cost global supply function, global marketing and support services.

Delivering results

A sharp focus on cost management, operational improvements, synergies from the integration of Southcorp and continued momentum in our Australian multi-beverage business drove another year of strong earnings growth.

With our financial accounts restated for the adoption of Australian equivalents to International Financial Reporting Standards (AIFRS), our normalised earnings per share (EPS) grew 14.8 per cent, with normalised operating cash flows prior to interest and tax up 43 per cent to $1,325 million.

We outperformed our synergy estimates in 2006 with $61 million total synergies booked in the year. We increased our estimates of projected synergies to $130 million in 2007 and $165 million in fiscal 2008.

We have reduced debt faster than anticipated with net debt expected to be below $3 billion by June 2008. Normalised net profit after tax was up 15.4 per cent to $623.1 million.

Continuing strong operating cash flows, together with the proceeds from asset sales, have created an opportunity to return $200 million to shareholders through an on-market share buy-back commencing mid September, 2006.

And as a result of this continued strong financial performance, Directors declared a final dividend of 11.75 cents per share.

Business performance

There were many highlights across our businesses, and some areas where, despite our best efforts, we can improve.

The Australian multi-beverage business, reported as Carlton & United Beverages for the final time this year, reported another strong year of growth. Our beer, spirits, cider and non-alcohol brands are performing strongly.

Our wine earnings were impacted by an industry-wide wine surplus in our major producing region, strong price competition in the important UK and Australian markets and a slowdown in new product development as a result of consolidation activities.

The Foster's brand continued its extraordinary global growth with volumes up 9.5 per cent. A review of our Wine Clubs & Services businesses led to a number of divestments in the period, with earnings down 10.7 per cent overall. We have announced our intention to dispose of the remaining Clubs & Services businesses, consistent with our focus on premium drinks.

Outlook

As a business, we have never been in a better position to thrive.

We are positioned to continue our strong earnings growth through a combination of the right business model, a recommitment to product innovation and brand support. Our focus on premium branded beverages is confirmed and we are leveraging a unique global supply function to make and market the best drinks internationally.

A continuing pipeline of efficiency projects and the ongoing realisation of Southcorp synergies provide a base of cost savings to drive earnings growth.

It is an exciting time ahead for Foster's as we pursue our vision of becoming a great drinks company.

Be different

One year on from the completion of the Southcorp acquisition, Foster's is a fundamentally different Company – a great drinks company.

Our reconfigured Australian business continues to gain momentum with a new customer-focused, service-oriented team in place, and is intent on building revenue and margin opportunities for customers and for Foster's.

We have completed a first stage assessment of our global wine brand portfolio to determine the right mix of global and regional wine brands to underpin our future growth. Our unique global wine supply chain is becoming more flexible, responsive and low cost. We are striving to provide consumers with the highest quality wine from some of the world's finest and safest facilities.

We've also continued to sharpen our focus on premium drinks, disposing of non-core assets from breweries in Asia to wineries in Australia's Hunter Valley and the Coonawarra. Through this process, we've realised significant value for minimal loss of earnings.

With the funds from these disposals and continuing strong cash flows from our core businesses, we will reduce debt by over $1 billion and we have announced an on-market share buy-back of up to $200 million.

Finally, we've introduced a new customer-focused regional organisation structure, effective from 1 August 2006.

Great brands, great drinks

Making great drinks is not enough. Product innovation and brand investment is essential in an increasingly competitive marketplace with a more diverse and demanding consumer.

At Foster's we have committed to re-invest 8–10 per cent of sales revenue into maintaining and growing our brands. Whether it's reinvigorating great heritage brands such as Rosemount, Wolf Blass or Carlton Draught or launching innovative products such as Pure Blonde, LINDEMANS Country-of-Origin or Cougar Zero, it's money well spent.

We've also placed our focus firmly on extending the equity we have created in great names such as Crown, Carlton, Wolf Blass, Beringer, LINDEMANS, Cougar and Rosemount through the promotion of our masterbrands.

The combination of a great branded drinks portfolio and world-beating innovation capability is a formula for success, as we consolidate our position in our core market and extend our reach into new products, regions and consumer segments.

Strategy focus

During this period of integration and transformation, we have once again achieved double-digit growth in normalised earnings per share. This is a testament to the health of our core businesses and brands and the benefits of our balanced business model.

The achievements of 2006 were all the more significant as the Australian wine market has never been tougher, with a severe surplus hitting grape growers and winemakers alike. Overcoming the cyclical impacts of the wine industry oversupply is a long-term challenge for us and we've made substantial progress. Foster's entered the 2006 vintage in our two major producing regions, Australia and California, with supply commitments short of requirements.

We are meeting the challenges of managing our broad Australian product portfolio by evolving our Australian multi-beverage salesforce and 'streaming' brands across sales channels and venues.

Our ability to drive efficiencies in production and logistics is essential to ongoing competitiveness. A combination of Southcorp-related synergies and winery, packaging and logistics consolidation, is delivering a flexible and low-cost global supply chain.

We are also leveraging the benefits of global customer and customer insights. These, coupled with supply chain capability, have enabled us to launch the LINDEMANS Country-of-Origin range, a revitalised Rosemount and Wolf Blass in recyclable plastic (PET).

A great business

Finally, we've restructured our business around key geographical regions, supported by global capability in areas such as supply, marketing and human resources.

This structure allows us to share the best in customer insights and supply innovations internationally, while allowing our regional Directors to focus on their customers, distributors and respond quickly and flexibly to market threats and opportunities.

We are leveraging these global capabilities to do what no one else has done before. We have also set in place a pipeline of innovation and new product development initiatives that, together with our continuing rigorous cost management disciplines, will continue to deliver solid earnings growth into FY07 and FY08.

A GREAT DRINKS BUSINESS

FROM THE CHIEF EXECUTIVE OFFICER

Being different is not always easy, but it is our competitive advantage. We have built a unique multi-beverage sales and distribution model in Australia and we've created the world's best multi-region premium wine business. With a growing portfolio of international alcohol brands, we are building on a magnificent heritage and forging a bright future.



Trevor O'Hoy

Trevor O'Hoy, Chief Executive Officer

FINANCIAL HIGHLIGHTS

FULLY FRANKED DIVIDEND

NET SALES REVENUE (m)

OPERATING CASH FLOW

OCFPIT/ EBITDAS*

EBIT MARGIN*

NORMALISED EPS*

UP 14.8%

* Continuing business prior to material items.



Net profit after tax ($m)
1200
960
720
480
240
0
AGAAP
AIFRS
02
03
04
05
06
Net profit after tax increased 26.8% to $1,166.2 million.

Net profit
UP 26.8%



Normalised net profit after tax ($m)*
700
560
420
280
140
0
AGAAP
AIFRS
02
03
04
05
06
Normalised net profit after tax increased 15.4% to $623.1 million.

Normalised net profit
UP 15.4%

Results Summary – Foster's Group Limited results for the year ended 30 June 2006

	FY06 $m	FY05[2] $m	% change
Group statutory reporting basis			
Net sales revenue (NSR)	4,946.4	3,972.3	24.5
EBIT	1,119.3	825.6	35.6
Net material items (after tax)	556.5	(50.9)	
Net profit after tax	1,166.2	919.9	26.8
Operating cash flow pre interest and tax (OCFPIT)	1,277.4	817.7	56.2
EBIT/NSR (%)	22.6	20.8	1.8 pts
Earnings per share (cents)	58.0	46.0	26.1
Dividend (cents per share)	21.5	20.0	7.5
Continuing Business Pre Material Items[1]			
Net sales revenue (NSR)	4,946.4	3,972.3	24.5
EBIT	1,119.3	825.6	35.6
Net profit after tax[1]	623.1	540.0	15.4
Operating cash flow pre interest and tax (OCFPIT)	1,324.6	924.9	43.2
EBIT/NSR (%)	22.6	20.8	1.8 pts
OCFPIT/EBITDAS %	102.7	93.2	9.5 pts
Earnings per share (cents)[1]	31.0	27.0	14.8

[1] Net profit after tax and earnings per share are continuing businesses pre material items, SGARA and amortisation.
[2] Southcorp was consolidated from mid May 2005.

Results for 2005 and 2006 financial years have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). The five-year historic comparisons presented below for 2002 to 2004 financial years are prepared according to Australian Generally Accepted Accounting Principles (AGAAP). The financial impact of the transition to AIFRS is detailed in the 2006 financial statements available from www.fostersgroup.com.

Earnings per share (cents)


60
48
36
24
12
0
AGAAP
AIFRS
02
03
04
05
06
Earnings per share increased 26.1% to 58.0 cents.

Earnings per share UP 26.1%

Normalised earnings per share (cents)*


40
32
24
16
8
0
AGAAP
AIFRS
02
03
04
05
06
Normalised earnings per share (continuing business) increased 14.8% to 58.0 cents.

Normalised earnings per share UP 14.8%

BUSINESS OVERVIEW

- A simple vision – to become a great drinks company.
- First choice for consumers, customers, investors and our people.
- A unique multi-beverage business based on strong brands and great service in Australia and the Pacific.
- Premium wine sales and distribution businesses in Europe, the Middle East, Africa, the Americas and Asia growing premium wine brands at home and in export markets.
- An integrated global supply function providing the best global quality, safety, procurement and product innovation.
- An international marketing function, collecting and sharing global consumer insights and driving value from Foster's international beer and wine brands.

CONSUMER LED, CUSTOMER DRIVEN

Australia, Asia and the Pacific

As the leading alcohol company in Australia and the Pacific, Foster's is the proud owner of the region's favourite brands and the most famous Australian beer: Foster's Lager. Foster's Australian favourites include the nation's number one beer, Victoria Bitter; Australia's leading premium beer, Crown Lager; and the region's finest wine brands, including Wolf Blass, Penfolds, Rosemount, Yellowglen and LINDEMANS. With an Australian brewing and winemaking heritage stretching from the mid 19th century, Foster's remains at the forefront of innovation with a new multi-beverage distribution model, a focused cross-category salesforce in Australia and an integrated logistics and administrative network. Foster's supplies over 30,000 customers, from wholesalers and importers to hotels, bottle shops and restaurants. Foster's operates three distilleries, two cideries, six breweries and sixteen wineries, employing around 6,200 people. Foster's sells over 125 million 9L equivalent cases across the region, with export brands growing swiftly in key markets such as Japan, China and India.

The Americas

Foster's in the Americas produces and/or markets an international portfolio of premium wines, including Beringer, LINDEMANS, Penfolds, Rosemount and Wolf Blass. Beringer, America's favourite premium wine, began in the Napa Valley in the 1870s and has grown to a 8.5 million 9L case brand. Other boutique and luxury brands that form part of Foster's Californian portfolio include Chateau St Jean, Chateau Souverain, Etude Wines, Greg Norman Estates, Stags' Leap and Meridian Vineyards. The Americas is also a major market for Foster's Lager with licensing and distribution agreements in Canada and the United States, and export agreements covering key markets in Central and South America. With annual beer sales of around 6 million 9L cases, and wine sales of over 18 million cases, Foster's Americas employs 1,400 people.

Europe, the Middle East and Africa

Foster's markets a range of the UK and Europe's favourite New World wines, with Ireland and the Nordic countries representing key growth markets for our wine brands. As a major market for Australian wine, and with strong growth from Californian and New Zealand brands, Foster's has the strongest premium import wine portfolio in the UK and Europe. Foster's employs 140 people, and operates wineries in Italy and France. Annual sales volumes are equivalent to 9 million 9L cases sold throughout the UK, Europe, the Middle East and Africa. While Foster's has sold the rights to the Foster's brand in Europe, the brand is owned and distributed by Foster's through partnership and licensing arrangements in the swiftly growing Middle East and African markets.

Our Production Facilities

Category	Volume (9L equivalent)	No. of brands	Production
Wine	40 million	60	22 wineries
Beer	120 million	35	6 breweries
Spirits/cider	4 million	6	3 distilleries, 2 cideries
Non-alcohol	1 million	4	2 sites

BRAND HIGHLIG S

ver 150 years
nd winemaking
ter's is reinvesting
ds and innovating
favourites.


Coldstream Hills

Best Victorian white

Coldstream Hills has become one of Australia's leading boutique wineries, its 2005 Reserve Chardonnay winning gold and trophy for the Best Victorian White at the 2006 Royal Melbourne Wine Show


THE
BLACK DOUGLAS
DE LUXE
100% SCOTCH
WHISKY
700ml
AGED AND BLENDED IN SCOTLAND

Back in black

Scotch whisky is Australia's largest spirits category, with The Black Douglas holding nearly 12% of the market


Staropramen
PRAGUE

Czech's best

First brewed in 1869 in Prague, Czechoslovakia, Staropramen is the latest addition to Foster's Australian leading premium and imported beer portfolio*


Bilyara Reserve
CHARDONNAY

All Blass, no glass

Wolf Blass and the Liquor Control Board of Ontario combined to offer Bilyara Reserve in 750ml light, unbreakable, eco-friendly PET. The bottle is safer, lighter and generates 80% less waste than glass


SECRET STONE
Sauvignon Blanc

The Secret is out

Launched in 2004, Secret Stone has become the No. 1 selling New Zealand Sauvignon Blanc over $19 in Australia


VICTORIA
VB
BITTER

Aussie legend

Victoria Bitter is Australia's favourite beer. It continues the legend with the launch of Victoria Bitter Original Ale and one of the most successful promotions in Foster's history – VB Boonanza

Big red

Wine & Spirits Magazine's 17th US Restaurant Poll found Penfolds to be the No. 1 Australian wine and No.1 Shiraz


Penfolds
KOONUNGA HILL
SHIRAZ

A new opal

With new packaging and a refreshed identity for Black Opal, this wine sourced from Australia is winning over consumers in the US


BLACK OPAL

Fresher 4 longer

Along with a new 'Carlton Family' look and feel, Carlton Cold has an improved recipe to keep it fresher for longer


CARLTON
COLD
FILTERED

* Imported, licensed and/or distributed by Foster's in Australia.

Dining out on Beringer

Beringer has achieved 11 consecutive years of growth in the United States and is America's favourite restaurant wine




LINDEMANS

One brand, many countries

Wines from South Africa and Chile mark a unique global approach as LINDEMANS extends into a 'country-of-origin' wine range

A Leg up

Western Australia's Fifth Leg is a standout performer with major white, red and Rose varietials showing more than 40% annual value growth



Top Kiwi

Matua Valley Estate Series Paretai Marlborough Sauvignon Blanc achieved the top score for a New Zealand Sauvignon Blanc for both the 2004 and 2005 vintages in the Wine Spectator's annual review




Premium Quality
FOSTER'S
F
FOSTER'S
AUSTRALIA'S FAMOUS BEER


CASCADE
PREMIUM LIGHT

Light brigade

One in four light beers sold in Australia are Cascade Premium Light, a testament to the quality of this fine Tasmanian brew

Refreshingly chilled

With refreshed brand positioning underway in Australia and the US, this distinctive and refreshing lager is growing three times faster than the global beer market


ROSEMOUNT

A diamond worth discovering

New branding, an evolutionary bottle and a simplified and revitalised range lead the re-launch of a global favourite

Platinum awards

Wolf Blass Platinum continued its award winning ways, taking home the prestigious Winestate Magazine award for the World's Greatest Shiraz of the Year 2005


WOLF BLASS
Platinum Label


SKYY

SKYY's the limit

Foster's has turned Australia into the largest market outside the US for SKYY Vodka and is growing the brand at three times the Australian Vodka market*


COUGAR
BOURBON
WHISKEY
AGED
5 YEARS

Martialling the Cougar art

Cougar ready-to-drinks are growing at 17% per annum while the Bourbon received 93/100 in Jim Murray's Whisky Bible 2006 as 'one of the most characterful, purposeful bourbons you could imagine'

No.1 in the US

Beringer White Zinfandel continues its success as the number one United States bottled wine by volume and value


BERINGER

Reason to celebrate

As the official beer of the Melbourne 2006 Commonwealth Games, Crown Lager remains Australia's favourite premium beer, accounting for 25% of premium beers sold domestically


LAGER


LEMON
LIME &
BITTERS

Bitter sweet

Angostura Lemon Lime and Bitters contains the 'original' bitters from Trinidad. With volume up 32% on last year, Angostura owns the bitters market*

Pinot star

Wine and Spirits Magazine's Annual Restaurant Poll showed Etude is the No.1 Pinot Noir on premise in the US


Etude


YELLOWGLEN
Yellow

Pink or Yellow?

Yellowglen, Australia's No. 1 sparkling wine is taking its unique Yellow and Pink wines to the world, with its launch in Europe and North America


PURE
BLONDE
PREMIUM LAGER
4.6%
LOW CARBOHYDRATE

Pure popularity

Pure Blonde, a low carbohydrate, double hopped, full-strength beer, has grown to a 2 million annual case brand within 18 months of its launch


Penfolds
Grange



New wheat

Building on the success of Australia's original craft beer, Redback, a new wheat beer is set to introduce a whole new generation – Redback Cristal

Grange turns 50

The 2001 vintage marks the 50th commercial release of Australia's greatest wine, Penfolds Grange, and only the second to contain 100% Barossa Valley fruit

* Imported, licensed and/or distributed by Foster's in Australia.

BOARD OF DIRECTORS








Left to right:
Frank J Swan,
Trevor L O'Hoy,
M Lyndsey Cattermole,
David A Crawford,
Graeme W McGregor,
Max G Ould

Frank J Swan B.Sc., FAICD, FID (UK)

Chairperson, Foster's Board and Succession Committee and independent Director. Member of the Board since August 1996 and Chairperson since October 1999.

Mr Swan has extensive experience in the food and beverages industries. He was a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc. Mr Swan is a Director of the Commonwealth Bank of Australia and, until recently, National Foods Limited.

Trevor L O'Hoy B.Ec.

Executive Director and Chief Executive Officer. Member of the Board since April 2004.

Mr O'Hoy has over 30 years of experience with the Foster's Group. He was previously Managing Director of Carlton and United Beverages Limited and before that Chief Financial Officer of Foster's Group Limited. Mr O'Hoy is a Director of a number of subsidiaries of Foster's Group Limited.

M Lyndsey Cattermole AM B.Sc., FACS

Independent Director and Chairperson of the Risk and Compliance Committee. Member of the Board since October 1999.

Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also had a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited.

David A Crawford B.Com., LLB, FCA, FCPA

Independent Director. Member of the Board since August 2001.

Mr Crawford has extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited and Westpac Banking Corporation. Until recently Mr Crawford was Chairman of National Foods Limited.

Graeme W McGregor AO B.Ec., FCPA, FAICD

Independent Director and Chairperson of the Audit Committee. Member of the Board since April 1999.

Mr McGregor has extensive financial and business experience, having worked with large corporations and government. He is a member of the Financial Reporting Council and was previously a Director of Foster's from 1992–1996. Until recently Mr McGregor was a Director of WMC Resources Limited, Nufarm Limited and Santos Limited.

Max G Ould B.Ec.

Independent Director and Chairperson of the Human Resources Committee. Member of the Board since February 2004.

Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of The Australian Gas Light Company, Pacific Brands Limited and Goodman Fielder Limited.

REMUNERATION OVERVIEW

2006	Short-term benefits $
Non-executive Directors	
FJ Swan Chairman	285,486
ML Cattermole Non-executive Director	129,959
DA Crawford Non-executive Director	62,142
B Healey Non-executive Director (until 31 December 2005)	64,826
GW McGregor Non-executive Director	133,734
MG Ould Non-executive Director	105,890
Executive Director	
TL O'Hoy Chief Executive Officer	2,396,265
Sub-total of Directors	3,178,302
Other Key Management Personnel	
MM Hudson Chief Legal Officer & Company Secretary	815,403
B Lawrence Chief Human Resources Officer	872,919
J Odell Managing Director, Foster's Australia, Asia and Pacific	936,973
PF Scott Chief Financial Officer	1,217,579
RW Scully Chief Marketing Officer	848,877
Sub-total of Other Key Management Personnel	4,691,751
Former Key Management Personnel	
NJ Fielke Senior Marketing Director (KMP until 1 March 2006)	471,310
JJ Murphy **Managing Director, Foster's Australia (exit date 1 August 2006)**	648,723
Sub-total of Former Key Management Personnel	1,120,033
TOTAL – Directors and Key Management Personnel	**8,990,086**

Share-based payment	Post Employment benefits	Termination benefits	Total
$	$	$	$
18,000	46,264	–	**349,750**
6,000	4,991	–	**140,950**
–	77,233	–	**139,375**
–	5,784	–	**70,610**
6,000	12,216	–	**151,950**
21,000	8,564	–	**135,454**
682,965	190,486	–	**3,269,716**
733,965	345,538	–	**4,257,805**
48,795	95,000	–	**959,198**
220,191	45,940	–	**1,139,050**
370,672	57,502	–	**1,365,147**
370,947	79,844	–	**1,668,370**
461,570	85,728	–	**1,396,175**
1,472,175	364,014	–	**6,527,940**
164,619	25,801	–	**661,730**
292,433	85,432	–	**1,026,588**
457,052	111,233	–	**1,688,318**
2,663,192	**820,785**	**–**	**12,474,063**

REMUNERATION OVERVIEW

Foster's aims to attract and retain high-calibre executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: www.fostersgroup.com. Details of the short-term, share-based, post-employment and termination benefits for executives and Directors are summarised in the remuneration overview table on page 20 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees, superannuation and equity. They do not participate in the Company's incentive plans. Non-executive Directors elect how they wish to receive their total fees – a combination of cash, superannuation contributions and shares – subject to meeting statutory superannuation requirements. Non-executive Directors apply at least 20 per cent of their base Board fee to purchase shares in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external, independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Long Term Incentive Plan (LTIP).

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's global Short Term Incentive Plan (STIP), which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies, measured over a three-year performance period. For the year ended 30 June 2006, there were no shares issued under Long Term Incentive Plan offers.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Most full-time or part-time permanent employees with at least six months service with the Company are eligible to participate in the Foster's Employee Share Grant Plan. Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the Chief Executive Officer, Trevor O'Hoy, is outlined on page 20. Trevor's remuneration arrangements are reviewed annually.

GOVERNANCE OVERVIEW

Foster's is committed to the highest standards of corporate governance. A detailed Governance Report and copies of supporting policies and codes mentioned below are available from www.fostersgroup.com.

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise Company performance and shareholder value and ensures the Company recognises its legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of the Chief Financial Officer and Company Secretary.

Board composition and succession

The composition, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its committees and Directors every two years. This review was last conducted in 2005.

Code of Ethics and Code of Conduct

Foster's Code of Conduct establishes common values and guidelines for ethical behaviour. The code recognises the Group's responsibilities to its various stakeholders, its suppliers, customers and consumers, its employees, and the community in general.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in the Company's shares and regulates the times during the year when employees and Directors may trade. The policy applies to all employees and Directors.

Whistleblower Policy

The Compliance Reporting Guide (Whistleblower Policy) provides that all personnel are responsible for promptly raising any concerns about serious misconduct or unethical behaviour. It ensures that all reports will be thoroughly investigated and any person who makes a report will not be disadvantaged in their employment with the Group.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide an annual written statement to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition, and that the operational results are in accordance with the relevant accounting standards. Their statement is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board. It also states that risk management and internal compliance and control systems, to the extent they relate to financial reporting, are operating efficiently and effectively in all material respects. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. The Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

Foster's does not make financial donations to political parties, however, Foster's donates beverage products in the ordinary course of promoting Foster's brands.

Compliance with recommendations in the ASX best practice guidelines

Foster's has complied with all ASX guidelines during the reporting period.

SUSTAINABILITY OVERVIEW

Our Sustainability Action Plan has guided our efforts throughout the year, and ensured that our focus has been on setting appropriate standards and processes and working to ensure they are reflected in everything we do. And we are making solid progress. Foster's was included for the first time in the FTSE4Good index, and further elevated in the St James Ethics Centre Corporate Responsibility Index during the reporting period. Our flagship brewery at Yatala was awarded the inaugural Queensland Sustainable Industries Award for overall eco-efficiency, on the back of a major investment in the site that has resulted in massive water savings and reductions in energy use and greenhouse emissions.

Our first report

One key commitment we're delivering on is the promise to maximise transparency, in particular by publishing our first Sustainability Report. This is available now on our website. The report details the progress we've made, and also sets out our goals for the coming year as we continue this important journey.

Our business keeps changing, as does our operating environment and the expectations of those around us. To maintain our sustainability credentials and protect the business over the long term, we need your help. To receive periodic updates on our sustainability progress, and to give us your feedback, visit our dedicated website at **www.fostersgroup.com/sustainability**


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ANNUAL REPORT 2006

Foster's Group Limited


FOSTER'S
GROUP

Foster's Group Limited
Annual Report
for the Year Ended 30 June 2006

Foster's Group Limited ABN 49 007 620 886
www.fostersgroup.com

Contents



WHATEVER THE OCCASION, WE'RE CREATING THE WORLD'S BEST DRINKS. SO... WHAT'LL IT BE?

- **A simple vision – to become a great drinks company.**
- **First choice for consumers, customers, investors and our people.**
- **A unique multi-beverage business based on strong brands and great service in Australia and the Pacific.**
- **Premium wine sales and distribution businesses in Europe, the Middle East, Africa, the Americas and Asia growing premium wine brands at home and in export markets.**
- **An integrated global supply function providing the best global quality, safety, procurement and product innovation.**
- **An international marketing function, collecting and sharing global consumer insights and driving value from Foster's international beer and wine brands.**

OUR COMPANY IN REVIEW

FROM THE CHAIRMAN



We delivered double-digit earnings growth against a 'headwind' of an Australian wine surplus and tough international wine markets. We built our competitiveness through reductions in our cost base, while successfully integrating the Southcorp, Beringer Blass and Carlton & United Beverages businesses. We have become the dedicated drinks business we set out to be.

Frank Swan, Chairman

The year in review

It has been a year of great change and consolidation at Foster's.

Bringing together three major businesses – Carlton & United Beverages, Beringer Blass Wine Estates and the former Southcorp Limited – has been a huge undertaking. The Foster's management team managed this process successfully and fundamentally changed the structure of the Company.

A truly multi-beverage Australian business with a combined salesforce is now a reality and our wine sales teams in Europe, the Americas and Asia are working as one team behind Foster's world-beating premium wine portfolio.

The management team also achieved a great result in maximising value from the Foster's beer brand. Our exit from Asian brewing with the sales of our brewing businesses in China, India and Vietnam, and the sale of the Foster's brand in Europe and India has unlocked more than $1 billion, with minimal loss of earnings. Importantly, we maintain the rights to the Foster's brand in high growth markets in Asia and the Americas.

We continue to strengthen our governance culture and we have taken significant steps forward in our community and sustainability practices. The launch of Foster's in the Community (FITC) grants and the production of our first annual Sustainability Report continue steady improvement in the effectiveness of our corporate social responsibility programs.

Finally, Trevor O'Hoy, Foster's Chief Executive Officer, has put in place a management structure designed to take the business forward, with regional sales structures supported by a flexible and low-cost global supply function, global marketing and support services.

Delivering results

A sharp focus on cost management, operational improvements, synergies from the integration of Southcorp and continued momentum in our Australian multi-beverage business drove another year of strong earnings growth.

With our financial accounts restated for the adoption of Australian equivalents to International Financial Reporting Standards (AIFRS), our normalised earnings per share (EPS) grew 14.8 per cent, with normalised operating cash flows prior to interest and tax up 43 per cent to $1,325 million.

We outperformed our synergy estimates in 2006 with $61 million total synergies booked in the year. We increased our estimates of projected synergies to $130 million in 2007 and $165 million in fiscal 2008.

We have reduced debt faster than anticipated with net debt expected to be below $3 billion by June 2008. Normalised net profit after tax was up 15.4 per cent to $623.1 million.

Continuing strong operating cash flows, together with the proceeds from asset sales, have created an opportunity to return $200 million to shareholders through an on-market share buy-back commencing mid September, 2006.

And as a result of this continued strong financial performance, Directors declared a final dividend of 11.75 cents per share.

Business performance

There were many highlights across our businesses, and some areas where, despite our best efforts, we can improve.

The Australian multi-beverage business, reported as Carlton & United Beverages for the final time this year, reported another strong year of growth. Our beer, spirits, cider and non-alcohol brands are performing strongly.

Our wine earnings were impacted by an industry-wide wine surplus in our major producing region, strong price competition in the important UK and Australian markets and a slowdown in new product development as a result of consolidation activities.

The Foster's brand continued its extraordinary global growth with volumes up 9.5 per cent. A review of our Wine Clubs & Services businesses led to a number of divestments in the period, with earnings down 10.7 per cent overall. We have announced our intention to dispose of the remaining Clubs & Services businesses, consistent with our focus on premium drinks.

Outlook

As a business, we have never been in a better position to thrive.

We are positioned to continue our strong earnings growth through a combination of the right business model, a recommitment to product innovation and brand support. Our focus on premium branded beverages is confirmed and we are leveraging a unique global supply function to make and market the best drinks internationally.

A continuing pipeline of efficiency projects and the ongoing realisation of Southcorp synergies provide a base of cost savings to drive earnings growth.

It is an exciting time ahead for Foster's as we pursue our vision of becoming a great drinks company.

Be different
One year on from the completion of the Southcorp acquisition, Foster's is a fundamentally different Company – a great drinks company.

Our reconfigured Australian business continues to gain momentum with a new customer-focused, service-oriented team in place, and is intent on building revenue and margin opportunities for customers and for Foster's.

We have completed a first stage assessment of our global wine brand portfolio to determine the right mix of global and regional wine brands to underpin our future growth. Our unique global wine supply chain is becoming more flexible, responsive and low cost. We are striving to provide consumers with the highest quality wine from some of the world's finest and safest facilities.

We've also continued to sharpen our focus on premium drinks, disposing of non-core assets from breweries in Asia to wineries in Australia's Hunter Valley and the Coonawarra. Through this process, we've realised significant value for minimal loss of earnings.

With the funds from these disposals and continuing strong cash flows from our core businesses, we will reduce debt by over $1 billion and we have announced an on-market share buy-back of up to $200 million.

Finally, we've introduced a new customer-focused regional organisation structure, effective from 1 August 2006.

Great brands, great drinks
Making great drinks is not enough. Product innovation and brand investment is essential in an increasingly competitive marketplace with a more diverse and demanding consumer.

At Foster's we have committed to re-invest 8–10 per cent of sales revenue into maintaining and growing our brands. Whether it's reinvigorating great heritage brands such as Rosemount, Wolf Blass or Carlton Draught or launching innovative products such as Pure Blonde, Lindemans Country-of-Origin or Cougar Zero, it's money well spent.

We've also placed our focus firmly on extending the equity we have created in great names such as Crown, Carlton, Wolf Blass, Beringer, Lindemans, Cougar and Rosemount through the promotion of our masterbrands.

The combination of a great branded drinks portfolio and world-beating innovation capability is a formula for success, as we consolidate our position in our core market and extend our reach into new products, regions and consumer segments.

Strategy focus
During this period of integration and transformation, we have once again achieved double-digit growth in normalised earnings per share. This is a testament to the health of our core businesses and brands and the benefits of our balanced business model.

The achievements of 2006 were all the more significant as the Australian wine market has never been tougher, with a severe surplus hitting grape growers and winemakers alike. Overcoming the cyclical impacts of the wine industry oversupply is a long-term challenge for us and we've made substantial progress. Foster's entered the 2006 vintage in our two major producing regions, Australia and California, with supply commitments short of requirements.

We are meeting the challenges of managing our broad Australian product portfolio by evolving our Australian multi-beverage salesforce and 'streaming' brands across sales channels and venues.

Our ability to drive efficiencies in production and logistics is essential to ongoing competitiveness. A combination of Southcorp-related synergies and winery, packaging and logistics consolidation, is delivering a flexible and low-cost global supply chain.

We are also leveraging the benefits of global customer and customer insights. These, coupled with supply chain capability, have enabled us to launch the Lindemans Country-of-Origin range, a revitalised Rosemount and Wolf Blass in recyclable plastic (PET).

A great business
Finally, we've restructured our business around key geographical regions, supported by global capability in areas such as supply, marketing and human resources.

This structure allows us to share the best in customer insights and supply innovations internationally, while allowing our regional Directors to focus on their customers, distributors and respond quickly and flexibly to market threats and opportunities.

We are leveraging these global capabilities to do what no one else has done before. We have also set in place a pipeline of innovation and new product development initiatives that, together with our continuing rigorous cost management disciplines, will continue to deliver solid earnings growth into FY07 and FY08.

A GREAT DRINKS BUSINESS

FROM THE CHIEF EXECUTIVE OFFICER

Being different is not always easy, but it is our competitive advantage. We have built a unique multi-beverage sales and distribution model in Australia and we've created the world's best multi-region premium wine business. With a growing portfolio of international alcohol brands, we are building on a magnificent heritage and forging a bright future.

Trevor O'Hoy

Trevor O'Hoy, Chief Executive Officer



Executive Management

Trevor O'Hoy

Chief Executive Officer

Trevor became Chief Executive Officer of Foster's Group on April 5, 2004. He was formerly Managing Director of Carlton & United Breweries and prior to that he was Foster's Group Chief Financial Officer. Trevor has had a number of key roles at Foster's in finance, strategy, hotel management, business planning, change management and investor relations. His background in finance with CUB spans more than 20 years.

Jamie Odell

Managing Director
Australia, Asia and Pacific

Jamie became Managing Director, Australia, Asia and Pacific in August 2006. He was previously Managing Director, Foster's Wine Estates. Jamie joined Foster's in April 2000 as Managing Director Trade Asia Pacific before transferring to the Wine Trade Operational Review in the role of Chief Operating Officer. Before joining Foster's, Jamie held numerous management roles with Allied Domecq in the UK and Asia Pacific.

Scott Weiss

Managing Director
Americas

Scott became Managing Director, Americas in August 2006. He was previously Managing Director Foster's Wine Estates Americas, overseeing the combined businesses of former Southcorp Wines Americas and Beringer Blass Wine Estates North America. Prior to joining the Foster's Group, Scott was President, Southcorp Wines, the Americas. Scott has 16 years of marketing and general management experience with Procter & Gamble, Bristol-Meyers Squibb and the Clorox Company.

Peter Jackson

Managing Director
Europe, Middle East and Africa

Peter became Managing Director, Europe, Middle East and Africa in August 2006. He was previously Managing Director, FGL Wine Estates, EMEA and Vice President European Sales for Southcorp Wines. He joined Foster's as Commercial Director – Continental for Foster's Wine Estates in 2005. Peter has 20 years experience in marketing and general management roles with Anheuser-Busch and Bass.

Michael Brooks

Chief Supply Officer

Michael became Chief Supply Officer in August 2006. He was previously Director Commercial Services and Capability for Foster's. Michael began his career at Foster's in 1975, and has managed both the Kent and Abbotsford breweries and national operations and logistics for Carlton & United Beverages. Most recently, Michael has overseen the integration of Southcorp following Foster's acquisition of the group in May 2005.

Richard (Rick) Scully

Chief Marketing Officer

Rick Scully became Chief Marketing Officer in August 2006. Rick has been driving the growth of the global Foster's beer brand since 1995 as Managing Director of Foster's International and then Foster's Brewing International. With 30 years in beer operations and marketing, Rick was formerly Vice President of Marketing and then Divisional President of Molson Breweries and Chief Executive of Irish brewer Beamish and Crawford.

Pete Scott

Chief Financial Officer

Pete was appointed Chief Financial Officer for Foster's Group in November 2002. Pete joined Beringer Wine Estates in 1997 as Chief Financial and Administration Officer following a 21-year career in finance and business consulting including 12 years in the US wine industry. Pete was formerly Senior Vice President, Finance and Administration with Kendall-Jackson winery in California.

David Bortolussi

Chief Strategy Officer

David became Chief Strategy Officer in August 2006. Since joining the Foster's Group in 2004 as Vice President, Global Strategy and Business Development, David has led major strategy projects including the acquisition of Southcorp and the divestment of the Foster's brand in Europe. Prior to joining Foster's Group, David spent 15 years as a consultant with McKinsey & Company and was an advisor with PricewaterhouseCoopers Corporate Finance.

Ben Lawrence

Chief Human Resources Officer

Ben became Chief Human Resources Officer in August 2006. Ben was previously Senior Vice President Human Resources and Vice President Human Resources at Beringer Blass Wine Estates, based in Napa Valley, California. Ben has over 25 years experience in human resource management.

Martin Hudson

Chief Legal Officer & Company Secretary

Martin became Chief Legal Officer and Company Secretary in August 2006. Martin joined Foster's as Senior Vice President and Chief Legal Counsel in July 2005. He was previously Company Secretary and Chief General Counsel of Southcorp Limited, Chief General Counsel to the Pacific Dunlop Group of Companies and a Managing Partner of national law firm Freehills. Martin has 36 years of international legal and senior management experience.

Corporate Governance Statement

Foster's supports the Australian Stock Exchange's (ASX) Corporate Governance Council's 'Principles of Good Corporate Governance and Best Practice Recommendations' (ASX guidelines). We are committed to delivering best practice in corporate governance and transparency in reporting.

During the year the Board conducted a review of its operation and structure. As part of this review the duties and responsibilities of the Board Committees were reassessed and the responsibilities relating to non-financial risk management were transferred from the Audit and Risk Committee (renamed the Audit Committee) to the Compliance Committee (renamed the Risk and Compliance Committee) and the duties and responsibilities of the Treasury Committee were incorporated into the Audit Committee. New Charters for the Board and each Board Committee were also adopted. These are available on the corporate governance section on the Foster's website – www.fostersgroup.com.

Principle 1: Lay solid foundations for management and oversight

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board Charter adopted during the year sets out the following objectives of the Board:

- To provide strategic guidance for the Company and effective oversight of management;
- To optimise Company performance and shareholder value within a framework of appropriate risk assessment and management; and
- To recognise the Company's legal and other obligations to all legitimate stakeholders.

The Board Charter specifies the Board's responsibilities towards the achievement of these objectives as being:

- Oversight of the Company, including its controls and accountability systems;
- Appointing and removing the Chief Executive Officer and approving his/her terms of engagement and termination benefits;
- Ratifying the appointment and removal of the Chief Financial Officer and Company Secretary and approving their terms of engagement and termination benefits;
- Input into and adoption of a strategic plan for the Company, prepared by management, and monitoring performance against the plan;
- Ensuring that systems are in place to facilitate the effective management of the principal risks to the Company;
- Ensuring that the Company has adequate reporting systems and internal controls (both financial and operational), codes of conduct and legal compliance systems and monitoring them;
- Protecting the Company's financial position and its ability to meet its debts and other obligations as they fall due; and
- Ensuring that the Company's accounts comply with relevant accounting standards and present a true and fair view.

The Board has delegated responsibility for operating and administering the Group to the Chief Executive Officer, who is accountable to the Board for the performance of these duties.

The Board Charter requires an independent non-executive Director to hold the position of Chairperson of the Board.

Principle 2: Structure the Board to add value

The Foster's Constitution specifies the number of Directors may not be less than the number required by the Corporations Act (currently three), nor more than fifteen (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors is six.

Directors

The members of the Foster's Board as at the date of this report are:
Frank J Swan (since August 1996)
M Lyndsey Cattermole, AM (since October 1999)
David A Crawford (since August 2001)
Graeme W McGregor, AO (since April 1999)
Max G Ould (since February 2004)
Trevor L O'Hoy (since April 2004)

Details of the respective Directors' qualifications, directorships of other listed companies including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities are provided in the Directors' Report – refer page 14 of this Annual Report.

Directors' independence

As required under the Board Charter and ASX guidelines, the Board comprises a majority of independent non-executive Directors.

The Charter states that Foster's will regard a non-executive Director as independent if he or she is independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

A non-executive Director will be considered to be independent if he or she:

- Is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- Within the last three years has not been employed in an executive capacity by the Group;
- Within the last three years has not been:
  - a principal of a material professional adviser to the Group;
  - a material consultant to the Group; or
  - an employee materially associated with the service provided by such adviser or consultant to the Group;
- Is not a material supplier or customer of the Group, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- Has no material contractual relationship with the Group other than as a Director of the Company;
- Has not served on the Board for a period which the Board has determined would, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company;
- Is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company; or
- Is otherwise determined by the Board to be independent.

The Board has determined materiality thresholds for assessing the independence of Directors. Under those thresholds:

- A person will be regarded as a substantial shareholder if they hold more than five per cent of the Company's voting shares;
- An adviser will be a material professional adviser or consultant where the billings to the Company are more than five per cent of the adviser's or consultant's total revenues;
- A supplier to the Company will be a material supplier where the Company accounts for more than five per cent of the supplier's revenues; and
- A customer of the Company will be a material customer where the customer accounts for more than five per cent of the Company's revenues, or the Company accounts for more than five per cent of the customer's costs.

Principle 7: Recognise and manage risk

Risk Oversight and Management Policy

Foster's has a Risk Oversight and Management Policy that includes:

- Clear roles and respective accountabilities regarding the oversight and management of risk for Board members, management, and auditors;
- The mechanisms by which the Group and each business unit identifies risk, having regard to the likelihood and consequences of the risks identified, and determines what is an appropriate risk profile;
- Reporting requirements for risk assessments, actions, and their escalation to appropriate levels within the Group;
- The system of internal compliance and control; and
- Assessment of the effectiveness of the internal compliance and control system.

A summary of the Risk Oversight and Management Policy is available on the Foster's website – www.fostersgroup.com.

Risk management processes

The Board has established processes to oversee and manage risk. These processes are under ongoing review, and include:

- An enterprise-wide risk management system to enable the identification, management, and reporting of risk throughout the business. The system is consistent with the internationally recognised Committee of Sponsoring Organisations (COSO) framework on internal control and risk management in that it deals with risk at all levels including strategic, operational, compliance, and financial risks. The model is consistent with ASX guidelines for risk management and the standard on risk management AS/NZS4360;
- A compliance program where Group executives are required to bring certain matters to the attention of Directors on a quarterly basis or sooner where appropriate. The objective of the compliance program is to report non-compliance with its legal and regulatory obligations. The program requires executives, line managers, and employees to follow Group-wide reporting procedures. The program covers a number of regulatory areas including Accounting Standards, anti-discrimination and sexual harassment, Corporations Act, employee and industrial relations, environment, intellectual property, liquor law, occupational health and safety, privacy, product liability, professional indemnity and Directors' and officers' liability insurance, stock exchange, superannuation, taxation, trade practices, and treasury. The Group takes its regulatory obligations seriously and looks for initiatives to improve its standard of compliance on an ongoing basis;
- A Reportable Issues System to identify and report all potentially serious issues, including breaches of the law, which may affect the Group's operations, brands, or corporate reputation. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response;
- Regular reports by management to Directors, both oral and written, in addition to the compliance reporting program that covers the financial standing, operating results, and business risks of the Group. This is supplemented by an annual certification by the Chief Executive Officer and the Chief Financial Officer confirming that the financial report represents a true and fair view, in all material respects, of the Company's condition and operational results;
- A clearly defined organisation structure with approved authority limits;
- Annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated, and variances to be addressed;
- Procedures relating to capital expenditure, asset, and liability management;
- Policies to manage the financial risks including hedging foreign exchange exposures;
- Appropriate due diligence procedures for corporate acquisitions and disposals;
- Directors' questionnaire to management;
- Risk engineering program that is aimed at reducing the risk of damage to property and interruption to business activities; and
- Comprehensive Group-wide insurance program that includes a captive insurance company.

Risk and Compliance Committee

The Risk and Compliance Committee consists entirely of independent non-executive Directors. One of its members is required to be the Chairperson of the Audit Committee. It meets as required and at least four times per year. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to :

- Actively promote ethical and responsible decision-making;
- Ensure that the Company recognises legal and other obligations to all legitimate stakeholders;
- Establish a sound system of risk oversight and management and internal control; and
- Ensure that the Company's systems and processes are properly controlled and functioning effectively.

Internal audit

Internal audit monitors the internal control framework Group-wide. The Risk and Compliance Committee approves the annual internal audit plan with respect to operational aspects, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks. The Audit Committee oversees the process with respect to financial aspects.

Chief Executive Officer and Chief Financial Officer statement

In addition, the Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that:

- Their statement referred to under Principle 4 on page 9 of this Annual Report is founded on a sound system of risk management and internal compliance and control which in all material respects implements the policies adopted by the Board; and
- The Company's risk management and internal compliance and control system to the extent they relate to financial reporting are operating efficiently and effectively in all material respects.

Principle 8: Encourage enhanced performance

Succession Committee

The Succession Committee consists entirely of independent non-executive Directors. One of its members is required to be the Board Chairperson, who under the Succession Committee Charter is the Chairperson of the Committee. The Committee meets as required and at least twice per year. The Chief Executive Officer is invited to attend meetings as required.

The Committee's role is to review and make recommendations to the Board on the composition, size and commitment of the Board. Its duties include :

- Assessing the necessary and desirable competencies of Board members;

- Evaluating the range of experience and expertise on the Board prior to making any recommendation for an appointment;
- Identifying individuals qualified to become Board members following an assessment of their skills, experience, expertise and likely level of commitment, and recommending them to the Board; and
- Developing and implementing succession plans and plans for enhancing non-executive Director competencies.

The Group will not invite any past or present lead audit partner of the firm engaged as Foster's external auditor to be a Director of the Board.

The Committee has processes in place to provide regular assessment and reporting of the performance of the Board, Board Committees, individual Directors and the Chief Executive Officer.

Annually the Board conducts a formal review of its effectiveness and the effectiveness of the Board Committees and individual Directors. In conducting this review the views of individual Directors and the views of the Foster's Leadership Team are canvassed.

Every two years the Board engages external consultants to conduct a comprehensive review of the effectiveness of the Board, its Committees and individual Directors. This review is conducted against the terms of the Board Charter or relevant Committee Charter (as the case may be) and includes surveys of each Director, The Foster's Leadership Team and relevant external persons. This was last conducted in 2005.

Following each review :
- The performance of individual Directors is discussed by the Chairperson with each Director (and in the case of the Chairperson, by a Director chosen by the Board for the purpose); and
- The performance of the Board and Board Committees is discussed by the Board at its next meeting after conclusion of the review.

In relation to the performance of the Chief Executive Officer, this is measured against agreed annual key performance objectives consistent with the Company's Individual Performance Management program.

The evaluation of senior executives' performance is addressed as a part of the processes described in the Remuneration Report.

Principle 9: Remunerate fairly and responsibly

Human Resources Committee
The Human Resources Committee consists entirely of independent non-executive Directors and meets as required and at least four times per year.

This Committee's role is to assist the Board to independently ensure that the Company establishes appropriate Human Resources strategies and policies consistent with best practices and business requirements and adopts and complies with remuneration policies that :
- Attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- Are consistent with the human resource needs of the Company;
- Motivate Directors and management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- Demonstrate a clear relationship between key executive performance and remuneration.

Remuneration Report
The Remuneration Report, which has been included in the Directors' Report, provides information on the Group's remuneration policies and payment details for Directors and senior executives.

Principle 10: Recognise the legitimate interests of stakeholders

Code of Ethics and Code of Conduct
Foster's recognises that its reputation is one of its most valuable assets and is founded largely on the ethical behaviour of the people who represent the Group.

The Board has an approved Code of Conduct that sets out the principles for ethical behaviour by all Group personnel and draws directly from the Code of Ethics (as described under Principle 3). This ethical framework provides the foundation for maintaining and enhancing Foster's reputation.

The Foster's Board and senior management are committed to the Code of Ethics and the Code of Conduct and the values and principles set out within them.

The Code of Ethics recognises the Group's responsibilities to its various stakeholders, including its shareholders, its suppliers, customers and consumers, its employees, and the community in general.

The Code of Conduct sets out high-level principles for fulfilling those responsibilities, including:
- Expectations of conduct by Group personnel in business dealings, including compliance with applicable laws;
- Expectations with regard to workplace safety, anti-discrimination and anti-harassment, resolving workplace issues, protecting the Company's assets, health, safety and environment, and drugs and alcohol.

As described above under Principle 3, we have processes for monitoring compliance with the Code of Conduct and reporting wrongdoing. It is made clear in the Code of Conduct that breaches of the Code of Conduct will be treated seriously and will lead to disciplinary action.

Business dealings with the Company and conflicts of interest
The Company has in place procedures for the reporting of any matter which may give rise to a conflict between the interests of a Director and those of the Company.

Employees are required twice a year to disclose arrangements where a potential conflict may arise. A register of interests so declared is maintained by the Company Secretary. When a potential conflict of interest arises, employees must advise the Company Secretary and their immediate supervisor. A decision is then made as to whether the reported activities may continue.

Where the Board is considering a matter in which a Director has a material personal interest, that Director may not be present during Board or Board Committee discussions nor vote on the matter unless permitted under specific circumstances in accordance with the Corporations Act.

Political Donations
Foster's does not make financial donations to political parties, however, the donation of beverage products is made in the ordinary course of promoting Foster's brands.

Compliance with recommendations in the ASX guidelines
During the reporting period Foster's has been compliant with all ASX guidelines.

Directors' Report

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Principal activities

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

Review of operations

The consolidated net profit of the Group after income tax expense and outside equity interests was $1,166.2 million, a 26.8 per cent increase on the previous corresponding period result of $919.9 million. The current period result included material items which totalled a net gain after tax of $556.5 million. The prior period result included a net material loss after tax of $50.9 million.

Earnings Before Interest, Tax and material items (EBIT) increased 35.6 per cent to $1,119.3 million, compared with $825.6 million in the previous corresponding period.

The EBIT contribution from each operating division was as follows:

- Carlton & United Beverages EBIT increased by 17.0 per cent to $669.7 million, compared with $572.6 million in the previous corresponding period.
- International Beer contributed $38.5 million, a decrease of 11.7 per cent over the previous corresponding period of $43.6 million.
- Wine Trade EBIT was $430.7 million compared with $236.9 million in the previous corresponding period, an increase of 81.8 per cent. The prior period result includes a six-week contribution from Southcorp, following the acquisition of this business in May 2005.
- Wine Clubs & Services EBIT was $39.1 million, a decrease of 10.7 per cent over the previous corresponding period of $43.8 million.
- Corporate division costs before tax were $58.7 million, a decrease of 17.7 per cent over the previous corresponding period of $71.3 million.

Net interest expense increased by $147.2 million to $243.3 million, mainly due to higher debt levels relating to the Southcorp acquisition. Income tax expense, relating to continuing operations only, increased by $29.9 million to $233.5 million, mainly due to tax benefits associated with the material items.

Discontinued operations after tax in the current period was $1.8 million attributable to sales of developed hotel sites, compared with $467.8 million after tax in 2005 attributable to Lensworth.

Further discussion on the review of operations is provided in the Group Financial Review which is disclosed elsewhere in this Annual Report.

Material items

The current period results included a net material gain before tax of $525.5 million ($556.5 million after tax) comprising:

- a net gain from the International Beer business restructuring of $713.1 million ($704.9 million after tax), comprising the net gain on sale of the Foster's brand in Europe of $705.3 million ($697.5 million after tax), and the net gain on sale of Foster's China of $7.8 million ($7.4 million after tax);
- Southcorp integration restructuring costs of $101.9 million ($67.7 million after tax); and
- intangible asset recoverable amount write-downs relating to Wine Clubs & Services entities of $85.7 million ($80.7 million after tax).

The previous period results included a net material loss before tax of $83.6 million ($50.9 million after tax) comprising:

- Southcorp integration restructuring costs of $80.1 million ($55.5 million after tax);
- a provision against the carrying value of the investment in Foster's US partnership of $23.7 million (nil tax expense applicable);
- asset write-downs, provisions and other costs of $28.8 million ($25.1 million after tax) following the implementation of Wine Clubs & Services business improvement initiatives;
- a recoverable amount write-down to Australian beer assets of $14.7 million ($10.3 million after tax) arising from a review of the remaining useful life of assets affected by the 2003 operational review, largely associated with the closure of the Kent Brewery in Sydney; partly offset by;
- profit on sale of the 10 per cent investment in Australian Leisure & Hospitality Limited of $55.4 million (nil tax expense applicable); and
- profit on disposal of corporate artworks of $8.3 million (nil tax expense applicable).

Material changes to state of affairs

Following the acquisition of Southcorp Limited in May 2005, the focus during the 2006 year has been on integrating Southcorp into the Foster's businesses, synergy realisation and re-engineering the global supply chain to be flexible, responsive and low cost.

The Group has continued to narrow its focus on premium alcoholic beverages, disposing of non-core assets comprising Asian breweries and surplus vineyard and winery assets. Strong operating cash flows and the proceeds from asset sales have been used to reduce net debt balances.

In May 2006 the Group sold the Foster's brand in Europe to brewing and distribution partner Scottish & Newcastle. The sale aligned with the business objective to maximise the value of the global Foster's brand. The Group retains ownership of the Foster's brand in significant markets around the world, which account for approximately two-thirds of global beer volumes. The consideration of $736.5 million significantly exceeded the value of the annuity stream that the Group would otherwise receive from the brand in Europe.

Shares

Movement in shares during the period were as follows:

Movement in contributed equity	Number of ordinary fully paid shares (million)	$m
Balance at 1 July 2005 under previous AGAAP	2,001.9	3,524.0
Impact of AIFRS transition	–	4.9
Adjusted opening balance	2,001.9	3,528.9
Dividend reinvestment plan	14.3	78.7
Options exercised	1.5	3.4
Employee share plans	1.1	5.8
Balance at 30 June 2006	**2,018.8**	**3,616.8**

As part of the transition to Australian equivalents to International Financial Reporting Standards (AIFRS), the opening balance of contributed equity has increased by $4.9 million due to the new accounting treatment for share-based payments attributable to the Employee Share Grant Plan.

The 2004/2005 final dividend of $215.3 million (10.75 cents per ordinary share) was paid on 3 October 2005. Dividend reinvestment plan participation resulted in 9,471,176 ordinary shares being issued at $5.64 per share, increasing share capital by $53.4 million.

The 2005/2006 interim dividend of $196.4 million (9.75 cents per ordinary share) was paid on 3 April 2006. Dividend reinvestment plan participation resulted in 4,812,022 ordinary shares being issued at $5.26 per share, increasing share capital by $25.3 million.

In September and October 2005, three former executives of the Company exercised options held over an aggregate 1,490,000 unissued ordinary shares, at an exercise price of between $2.12 and $2.48 per share, resulting in the aggregate proceeds to the Company of $3.4 million. As a consequence of these transactions, there are no further options outstanding.

Under the terms of the Employee Share Grant Plan, a total of 1,062,241 fully paid ordinary shares were issued during the period. These shares were issued at $5.59, calculated at the weighted average market price at the time of issue to eligible employees.

For details of the maximum number of unissued shares with respect to Long Term Incentive Plan (LTIP) grants, see note 27 of the notes to the Annual Report.

Dividend
The Directors have declared a final fully franked dividend of 11.75 cents per ordinary share, an increase of 9.3 per cent over the previous year. The total fully franked dividend for the year will amount to 21.50 cents per share, an increase of 7.5 per cent over the total fully franked dividend for 2004/2005.

Future developments
In August 2006, Foster's moved to a new organisational structure based on three regional businesses – Australia, Asia and Pacific (AAP); Americas; and Europe, Middle East and Africa (EMEA). Each regional business is responsible for managing Foster's regional customer and consumer relationships, reports directly to the Chief Executive Officer and is backed by the resources of a global supply chain team and a global marketing team. Specialist support functions of Strategy, Human Resources, Finance and Legal will operate services across the Group.

Other likely developments in the operations of the Group and the Group's business strategies and prospects in subsequent financial years and the expected results of these operations are generally covered elsewhere in the Annual Report.

While the Company continues to meet its obligations in respect of continuous disclosure, further information on likely developments, business strategies and prospects has not been included because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Events subsequent to reporting date
On 4 August 2006 the Group announced the sale of its business in Vietnam to Asia Pacific Breweries for US$105 million and its business and the Foster's brand in India to SABMiller plc for US$120 million, marking the Group's exit from brewing in the Asia region. These transactions are expected to be completed in September 2006.

On 29 August 2006 the Group announced its intention to divest the Wine Clubs & Services business and has appointed external advisers to commence the sales process. In addition, the Group announced an on-market share buy-back program of up to $200 million.

Environmental regulation
Management of environmental issues is a core component of operational management within the Group's businesses. As a beverage producer and retailer, operating in a clean environment producing wholesome, safe products is core to Foster's business.

The Group's operations involve the use of large quantities of natural renewable raw materials, primarily barley, hops, sugars and wine grapes; the consumption of water, energy and other processing materials; the release of wastes to sewers, natural waterways, land and air; and the use of large quantities of consumer packaging, predominantly glass bottles, aluminium cans and cardboard boxes. Many discharges to the environment are regulated through a range of licences or permits.

Group policy is to ensure that all environmental laws and permit conditions are observed. The Group monitors its operations through a Health Safety and Environment Management System, overlaid with a compliance system overseen by the Risk and Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive quarterly reports detailing matters involving non-compliance and potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review, the Group was not prosecuted for any breach of environmental regulations.

Non-audit services and auditor independence
The Audit Committee has evaluated the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor.

During the 2006 financial year, remuneration to PricewaterhouseCoopers for non-audit services provided to the Group totalled $0.3 million (2005 $0.7 million) for taxation services. The Board, on advice of the Audit Committee, is satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Board is satisfied that the provision of those services did not compromise auditor independence requirements on the basis that the services are consistent with the Committee's Charter for non-audit services that had previously been approved by the Board, coupled with the transitional arrangements (agreed by the Board) that are in place relating to taxation services.

The auditor's independence declaration is attached as part of this report.

Directors and Secretary
The members of the Board of Directors of Foster's Group Limited who held office during the year and up to the date of this report are as follows:

Frank J Swan
Trevor L O'Hoy
M Lyndsey Cattermole AM
David A Crawford
Brian Healey (retired 1 January 2006)
Graeme W McGregor AO
Max G Ould

Details of the qualifications, directorships of other listed companies, including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities of the members of the Foster's Board are set out below.

Frank J Swan B.Sc., FAICD, FID (UK)
Member of the Board since August 1996 (ten years) and Chairperson since October 1999. He is an independent Director.

Current directorship: Commonwealth Bank of Australia (since July 1997). Previous directorships: National Foods Limited (from March 1997 to June 2005) and Southcorp Limited (from May 2005 until delisted in June 2005).

Mr Swan has had extensive experience in the food and beverages industries. He was a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc.

Mr Swan is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Trevor L O'Hoy B.Ec.
Member of the Board since April 2004 (two years). He is the Chief Executive Officer of the Company and is the only executive Director on the Company's Board.

Previous directorship: Southcorp Limited (from May 2005 until delisted in June 2005).

Mr O'Hoy has 30 years experience with the Foster's Group. He was previously Managing Director of Carlton & United Beverages Limited and, before that, Chief Financial Officer of Foster's Group Limited. Mr O'Hoy is a Director of a number of subsidiaries of Foster's Group Limited.

M Lyndsey Cattermole AM, B.Sc., FACS
Member of the Board since October 1999 (six years). She is an independent Director.

Current directorship: Tattersall's Limited (since May 2005). Previous directorship: Kaz Group Limited (from March 2002 to July 2004).

Mrs Cattermole has had extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She also has had a number of material appointments to government, hospital and research boards and committees.

Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

David A Crawford B.Com., LLB, FCA, FCPA
Member of the Board since August 2001 (five years). He is an independent Director.

Current directorships: BHP Billiton Limited (since May 1994), Lend Lease Corporation Limited (since July 2001, Chairman since May 2003) and Westpac Banking Corporation (since May 2002). Previous directorship: National Foods Limited (from November 2001 to June 2005).

Mr Crawford has had extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson.

Mr Crawford is a member of the Audit and Succession Committees.

Graeme W McGregor AO, B.Ec., FCPA, FAICD
Member of the Board since April 1999 (seven years). He is an independent Director.

Previous directorships: Nufarm Limited (from January 2000 to July 2005), Santos Limited (from September 1999 to September 2005) and WMC Resources Limited (from December 2003 to June 2005).

Mr McGregor has had extensive financial and business experience having worked with large corporations and government. He is a member of the Financial Reporting Council and was previously a Director of Foster's from 1992 to 1996.

Mr McGregor is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

Max G Ould B.Ec.
Member of the Board since February 2004 (two years). He is an independent Director.

Current directorships: The Australian Gas Light Company (since January 2004), Pacific Brands Limited (since February 2004) and Goodman Fielder Limited (since November 2005). Previous directorship: National Foods Limited (from June 1996 to July 2003).

Mr Ould has had extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company.

Mr Ould is the Chairperson of the Human Resources Committee and a member of the Risk and Compliance Committee.

The number of Directors' meetings and Board Committee meetings held in the period each Director held office during the year and the number of meetings attended by each Director are:

			Board Committees									
Director	Board		Audit		Human Resources		Risk & Compliance		Succession		Treasury	
	A	B	A	B	A	B	A	B	A	B	A	B
ML Cattermole	11	12	2	2	2	3	4	4				
DA Crawford	11	12	6	6					3	3	2	2
B Healey	7	7	4	4			2	2	1	1		
GW McGregor	12	12	6	6			2	2			2	2
MG Ould	12	12			5	5	4	4				
TL O'Hoy	12	12							1	1	2	2
FJ Swan	12	12			5	5			4	4		

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.
Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.

As stated in the Corporate Governance Statement, the Board during the year conducted a review of its operations and structure. As a consequence, the Audit and Risk Committee became the Audit Committee, the Treasury Committee merged into the Audit Committee, the Compliance Committee became the Risk and Compliance Committee and the Succession and Human Resources Committees remained as previously constituted. The new Committee names are used in the above table.

Company Secretary

Martin M Hudson LLB, B Juris

Mr Hudson has 36 years of international legal and senior executive experience, including three and a half years as Company Secretary and Chief General Counsel of Southcorp Limited and six and a half years as Chief General Counsel to the Pacific Dunlop group of companies. He also has extensive experience with national law firm Freehills, the last eight years in which he represented Freehills as variously Managing Partner/Chairman in the Melbourne office, a member of the National Board, and senior partner in the London office. Mr Hudson is a Director of a number of subsidiaries of Foster's Group Limited. He is accountable to the Board through the Chairman on all governance matters. Mr Hudson joined the Group in July 2005.

Assistant Company Secretary

Robert K Dudfield B.Ec., CPA, ACIS

Mr Dudfield is the Assistant Company Secretary of Foster's Group Limited and the Company Secretary of a large number of its subsidiaries. Mr Dudfield has been an employee of the Group for more than 30 years.

Remuneration Report

The Remuneration Report, which comprises part of this Directors' Report, is presented separately on the following pages.

Options

In the financial year ended 30 June 2006 and up to the date of this report, no options were granted over unissued shares. Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

Details of LTIP grants made in the financial year ended 30 June 2006 and up to the date of this report to the Chief Executive Officer and five of the most highly remunerated executives of the Company, and of the maximum number of shares which may be issued under outstanding LTIP grants, are set out in section 7 of the Remuneration Report.

Indemnities and insurance

Rule 29 of the Company's Constitution provides that the Company will indemnify each officer of the Company against any liability incurred by that officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of that officer's duties to the extent permitted by law.

An officer for the purpose of this provision includes any Director or Secretary of the Company or the Company's subsidiaries, executive officers or employees of the Company or its subsidiaries and any person appointed as a trustee by, or acting as a trustee at the request of the Company and includes former Directors.

The Company is a party to deeds of access, indemnity and insurance (Deeds), the benefit of which Directors of the Company and its subsidiaries are entitled. The executive officers of the Company and its subsidiaries are also entitled to the benefit of Deeds.

Each of the Directors of the Company and the Secretary of the Company are entitled to the benefit of the indemnity under the Constitution and the Deeds.

No amount has been paid pursuant to those indemnities in the year ended 30 June 2006 or since that date to the date of this report.

The Company's Constitution permits the Company, subject to the Corporations Act 2001, to make payments by the way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer. The Deeds also provide for payment of those insurance premiums in respect of Directors and such officers. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

Financial certification

The Chief Executive Officer and the Chief Financial Officer have provided to the Board a written declaration that the 2006 financial statements comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and give a true and fair view.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 29 August 2006.



Frank J Swan
Chairperson



Trevor L O'Hoy
Chief Executive Officer

Auditor's Independence Declaration to the Directors of Foster's Group Limited

As lead auditor for the audit of Foster's Group Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.



Con Grapsas
Partner
PricewaterhouseCoopers

Melbourne
29 August 2006

Measuring business performance
The measures used to assess business performance may vary each year depending on business objectives. Current arrangements use an 'Earnings' measure, a 'Cash flow' measure and a 'Return' measure, and are explained below. These measures replaced economic profit, after a review in 2005 found economic profit was a difficult measure for employees to understand.

- Earnings is measured by Earnings Before Interest and Tax (EBIT) for the year ended 30 June 2006 at both business and Group level, depending on the participant. For the coming year, earnings per share (EPS) will be used to align the plan more closely with the Company's objectives. Both metrics are widely understood within the Company and measure operating profit that includes both cash and non-cash items.
- Cash flow is measured using Controllable Cashflow (CCF). CCF measures the cash flow available after meeting all working capital and capital expenditure needs, and ensures STIP payments are linked to the generation of cash through operating activities and the efficient management of working capital.
- Return is measured by return on capital employed (ROCE). This measure encourages different businesses to work together to produce the best overall returns for Foster's shareholders and to ensure profits are achieved through the efficient utilisation of available capital resources. For senior executives in the year ended 30 June 2006, ROCE was also measured for the Group-wide Wine activities.

In order to simplify the operation of the plan in the year ending 30 June 2007, only one earnings measure and one cash flow measure will be used. Accordingly, ROCE will not be directly measured under the plan.

The Board relies on audited annual results to declare all short-term incentive plan payments.

Long-term incentives
The Foster's Long Term Incentive Plan (LTIP) is designed to reward executives for delivering long-term shareholder returns. The plan was last approved by shareholders in 2003 and will be re-presented to shareholders for approval in 2006. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if certain performance standards are met (and subject to continued employment).

Participation is at the Board's discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefit under the plan.

LTIP performance standard
The performance standard is measured by Total Shareholder Return (TSR), relative to a number of peer companies, measured over a three-year performance period. Relative TSR performance was chosen as the most effective way to measure and reward the extent to which shareholder returns are generated relative to the performance of those companies with which the Company competes for capital, customers and executive talent. Regular reporting to LTIP participants on total shareholder returns and peer group performance is used to ensure attention is given to the ongoing level of shareholder return.

For offers made prior to 2005, if median performance is not achieved at the end of the initial three-year performance period, the Board has discretion to extend the performance period by up to two years. For existing offers that are extended, the performance standard will be measured for up to two years, until such time that median performance is exceeded for three consecutive months. Only half the maximum number of shares under a participant's entitlement may then be distributed. In the event that median performance is not met during three consecutive months during the extension period, no shares will be allocated under the LTIP.

In 2005, the Human Resources Committee reviewed the plan and, considering emerging best practice, resolved that performance will continue to be measured over a three-year period, however, such extensions would not be granted for any offers made from 2005 onwards.

For offers made prior to 2006, there has been one peer group that has generally comprised the following:

- the top 20 to 30 companies by market capitalisation, listed on the ASX, excluding resource companies and foreign domiciled companies;
- twenty other companies listed on the ASX in the same industry sector as Foster's; and
- ten international companies in the same industry sector as Foster's.

The international companies have been included since the 2002 offer, and finance sector companies have been included since the 2004 offer.

Full lists of the peer groups used are available on request.

For the 2006 offer, the peer group has been selected on similar principles, but will be split into two. Foster's performance will be measured against Australian companies, independently of performance against international alcoholic beverage companies. This change ensures the plan cannot fully vest if Foster's has outperformed all the Australian-based companies, while not performing adequately against the international peers, and vice versa.

This change increases participants' focus on performance relative to international peers, thereby increasing the relevance of the plan to international participants and aligning the plan more closely with the Company's objective of becoming a leading international beverage company.

For the 2006 offer, the peer groups will comprise the companies listed opposite:

Table 3A – Peer Group 1 – Australian companies

ABC Learning Centres	Macquarie Communications Infrastructure Group
Amcor	Macquarie Goodman Group
AMP	Macquarie Infrastructure Group
ANZ Banking Group	Metcash
APN News and Media	National Australia Bank
Aristocrat Leisure	Pacific Brands
Austar United Communications	Publishing and Broadcasting
Australian Gas Light Company	Qantas Airways
AWB	QBE Insurance Group
AXA Asia Pacific Holdings	Rinker Group
Billabong International	Rural Press
Brambles Industries	Seven Network
Burns, Philp and Company	St George Bank
Coca-Cola Amatil	Stockland
Coles Myer	Suncorp-Metway
Commonwealth Bank of Australia	Tabcorp Holdings
CSL	Tattersall's
David Jones	Telstra Corporation
Futuris Corporation	Ten Network Holdings
Goodman Fielder	Wesfarmers
GPT Group	West Australian Newspapers
Harvey Norman	Westfield Group
Insurance Australia Group	Westpac Banking Corporation
John Fairfax Holdings	Woolworths
Macquarie Bank	

Table 3B – Peer Group 2 – International alcoholic beverage companies

Anheuser-Busch	Lion Nathan
Brown-Forman	Molson Coors
Constellation Brands	Pernod-Ricard
Diageo	SABMiller
Heineken	Scottish and Newcastle
InBev	

Each peer group is equally weighted in determining the number of shares to be allocated (i.e. half a participant's opportunity depends on performance against each of the peer groups). The number of shares that a participant may receive will depend on Foster's ranking against the two peer groups at the end of the performance period.

Allocations under each peer group are independent of each other. For each allocation:

- where Foster's is ranked below the median, no opportunity relating to that peer group is allocated;
- where Foster's is ranked at the median, 50 per cent of the participant's maximum opportunity relating to that peer group is allocated;
- where Foster's is ranked at or above the 85th percentile, 100 per cent of the participant's maximum opportunity relating to that peer group is allocated;
- where Foster's is ranked between the median and 85th percentile, a proportion between 50 per cent and 100 per cent of the participant's maximum opportunity relating to that peer group is allocated.

Any shares allocated under the LTIP are held in trust and may be forfeited if the employee is terminated for cause. Participants may elect to have the shares transferred to them within 10 years of the shares being allocated.

The value of an individual's LTIP opportunity is determined at the time of offer, and is set as a percentage of a participant's fixed remuneration depending on their role. The number of shares in an individual's LTIP opportunity is based on the three-month average share price up to and including the start of the initial three-year performance period. The Board relies on audited procedures using data from external providers to reach any decision regarding the distribution of shares under the LTIP.

Remuneration Report continued

Operation of LTIP
Participation in the LTIP is governed by Company policy and the plan trust deed in Australia and plan rules in other countries. There are no restrictions on the transfer of shares under the LTIP once they vest to participants, other than for phantom deferred shares (explained below), which may only be released when employment ceases.

Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares, but subject to Board discretion, may receive a cash payment in lieu, in cases of retirement, redundancy, ill health, death, or where the participant's employer ceases to be a Foster's Group company. If there is a change in control of Foster's during the performance period, the offer may lapse and the Board has discretion to make a cash payment to a participant, on such basis as the Board determines.

Regional variations of LTIP
Foster's conducts different versions of the LTIP in a number of jurisdictions, in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the LTIP, including the requirement that performance standards are reached over the three-year performance period in order for any shares to be allocated.

In order for the plan to operate similarly in the US as it does in Australia, tax residents of the US who are LTIP participants may elect, in advance of vesting, to allow a proportion of any vested entitlement to be granted as phantom deferred shares.

At the conclusion of the nominated deferral period (which may not be more than 10 years), the Company allots ordinary Foster's shares to participants. Dividends are not payable on phantom deferred shares, but adjustments are made to holdings to reflect the amount an equivalent holding in ordinary shares would have increased, had dividends been reinvested. Similarly, holdings in phantom deferred shares are modified to reflect any capital adjustments.

Offers due to have vested during the year
For the year ended 30 June 2006, there were no shares issued under LTIP offers. The 2002 offer's performance conditions were not met at the end of the initial three-year performance period to 31 August 2005. The Board exercised its discretion to extend the performance period by two years, whereby only half the maximum number of shares under a participant's entitlement may be distributed, subject to the Company achieving at least a median peer group TSR ranking for three consecutive months. At the date of this report, the extended 2001 offer and the extended 2002 offer remain unvested.

Anti-hedging policy
In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans. LTIP awards will lapse where this policy is breached.

Other equity plans
Foster's Employee Share Grant Plan
Most full-time or part-time permanent employees (including executives) with at least six months' service with the Company are eligible to participate in the Foster's Employee Share Grant Plan, which was approved by shareholders at the Annual General Meeting held on 25 October 2004.

Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval. A total of 1,062,241 shares were allocated under the plan for the year ended 30 June 2006, and a third allocation is planned for December 2006.

In some countries, a portion of these shares may be sold at the time of grant to pay for employee or employer taxes. Participants may not transfer shares until the earlier of three years after they are acquired or when employment ceases.

The Company conducts separate versions of the plan in the different countries in which it operates, in order to reflect local compliance requirements while preserving the plan's main features.

Proposed new share plan
Approval for a new employee share plan will be sought from shareholders at the 2006 Annual General Meeting.

The Employee Share Acquisition Plan seeks to give employees the opportunity to increase shareholdings in the Company, using funds that would otherwise have been paid to them via salary or bonus. Details of the proposed plan are included in the 2006 Notice of Annual General Meeting.

Performance of Foster's (unaudited)
Charts 3.2 and 3.3 below illustrate two of the key links between executive remuneration and Company performance. Chart 3.2 shows the link between the Company's earnings (earnings per share or EPS) and payments made to senior executives under the Short Term Incentive Plan. The link between EPS and the Company's STIP is explained on page 18.

Chart 3.2 Foster's earnings per share versus STIP payments (unaudited)



STIP payout (RHS)
Normalised EPS growth (LHS)
Normalised EPS(1) growth
20%
16%
12%
8%
4%
0%
200%
150%
100%
50%
STIP as % of target(2)
2002
2003
2004
2005
2006
Financial Year

(1) Normalised continuing earnings per share, where basis of calculation up to and including 2005 is Accounting Standards prior to adoption of AIFRS (Australian equivalents to International Financial Reporting Standards). Growth in 2006 is based on AIFRS results for 2005 and 2006.

(2) Average payment made to senior executives under the Short Term Incentive Plan (STIP) as a percentage of target.

Chart 3.3 shows the performance of the Foster's LTIP over the last five years, along with the Company's annual Total Shareholder Return (TSR) for the same period. TSR incorporates share price growth, dividends and other capital adjustments. Each arrow indicates the Company's TSR percentile ranking versus the relevant offer's peer group, as measured from the offer date until the date of vesting, or 31 May 2006 (being the most recent date of measurement) in the case of offers that have not yet vested. For example, the 2000 offer vested in the year ended 30 June 2005, based on the Company's relative TSR ranking achieving the 51st percentile. Further explanation of the link between TSR and the Company's LTIP is provided on pages 18 and 19.

Chart 3.3 Foster's relative TSR performance (unaudited)



LTIP Offers
Offered prior to 2002
1998 LTIP
63rd percentile (1)
Vested
1999 LTIP
51st percentile (1)
Vested
2000 LTIP
Extended
51st percentile (1)
Vested
2001 LTIP offered Sept 01
Extended
33rd percentile (2)
2002 LTIP offered Sept 02
Extended
42nd percentile (2)
2003 LTIP offered Sept 03
35th percentile (2)
2004 LTIP offered Sept 04
40th percentile (2)
2005 LTIP offered Sept 05
34th percentile (2)
Annual TSR % (3)
20
15
10
5
0
-5
-10
2002
2003
2004
2005
2006
Financial Year

(1) Percentile versus respective peer group for the performance period commencing the offer date and ending allocation/vesting date. Vesting occurs at or above 50th percentile.

(2) Percentile versus respective peer group for the performance period commencing the offer date and ending 31 May 2006. Vesting occurs at or above 50th percentile.

(3) TSR is calculated using volume weighted average start and end prices for the months up to and including 30 June in the relevant years, in accordance with the methodology for measuring performance under the LTIP.

Review of remuneration and performance

The Board approves the remuneration levels of the Chief Executive Officer and other senior executives, taking account of advice from independent consultants, and after considering levels that apply to similar positions in comparable companies, as well as the performance of the Chief Executive Officer and senior executives.

The Chairman and the Board evaluate the Chief Executive Officer's performance. The Chief Executive Officer evaluates the performance of the senior executives, in conjunction with the Human Resources Committee, using the Company's Individual Performance Management program. The general terms and conditions of all remuneration programs are reviewed annually to ensure they continue to achieve the aims of the Company's remuneration policy.

Section 4. Chief Executive Officer's remuneration
The remuneration arrangements of the Chief Executive Officer, Trevor O'Hoy, are summarised below. Contractual terms, including termination benefits, are outlined in Section 5. The nature and amount of each element of remuneration are outlined in Section 6.

Trevor's remuneration arrangements are reviewed annually by the Board against the remuneration of Chief Executive Officers in similarly sized roles in both local and international peer companies. The outcomes of the 2006 review are summarised below.

Fixed remuneration
Trevor's fixed remuneration comprises cash, certain benefits that he may nominate to receive as part of his package, and superannuation. Trevor's superannuation comprises a mandatory contribution from his fixed remuneration to the Defined Benefit section of the Foster's Group Superannuation Fund. The contribution amounts to 18 per cent of the cash component of fixed remuneration and is based on an actuarial assessment of the long-term cost to the Company of funding the entitlement. The benefit that will accrue to Trevor is calculated as a percentage (his Benefit Multiple) of the cash component of his fixed remuneration averaged over the last three years of service (and subject to an age discounting factor if service ceases prior to age 55). His Benefit Multiple at 30 June 2006 is 536 per cent and relates to service with the Company from 9 February 1976. The multiple will continue to increase each year by 17.75 per cent up to a maximum of 700 per cent.

Non-monetary benefits received by Trevor include event tickets, product allocations such as wine, beer and other Foster's beverages, and an interest-free loan on shares held under the Foster's Employee Share and Option Plan (no shares were granted to Trevor under this plan during the year).

For the forthcoming year, the Board has approved an increase in Trevor's fixed remuneration to $1,650,000, effective 1 September 2006.

Short-term incentives
Trevor participates in the same Short Term Incentive Plan as other executives, as described in Section 3. His target opportunity under the plan is equal to 75 per cent of fixed remuneration. His actual payment for the year ended 30 June 2006 is based on:

1. The Group's EBIT, CCF and ROCE performance against target (as explained in Section 3)
2. An annual assessment of his performance against objectives agreed with the Board.

On the basis of the criteria outlined above, the Board has approved an STIP payment for the year ended 30 June 2006 of $761,300, representing 53 per cent of fixed remuneration (i.e. 70 per cent of target). Trevor's target STIP opportunity will remain at 75 per cent of fixed remuneration for the forthcoming year.

Long-term incentives
Trevor participates in the same LTIP as other executives, as described in Section 3. His threshold opportunity under the plan (where Foster's performance is ranked at the median of both peer groups) is equal to 75 per cent of fixed remuneration.

As an executive Director, his participation and allocation are subject to approval each year by shareholders. In 2005, shareholders approved an allocation with a threshold opportunity of 201,400 shares where Foster's performance is ranked at the median of the peer group (maximum opportunity of 402,800 shares where Foster's performance is ranked at or exceeds the 85th percentile of the peer group). The performance period for this offer began on 1 September 2005.

On the basis of the 2006 review, the Board has determined that Trevor's threshold LTIP opportunity will remain at 75 per cent of fixed remuneration for the forthcoming year. On this basis, a proposal will be put to shareholders in October 2006 for an allocation with a threshold opportunity of 227,100 shares where Foster's performance is ranked at the median of both peer groups (maximum opportunity of 454,200 shares where Foster's performance is ranked at or exceeds the 85th percentile of both peer groups). Using the share price as at 30 June 2006, the fair value of the offer is estimated to be $1,112,790. The number of shares, if any, that will be allotted under the plan will depend on the Company's Total Shareholder Return compared with the two peer groups of companies detailed in Section 3.

Other equity plans
Trevor received $1,000 worth of shares in December 2005 as part of the Foster's Employee Share Grant Plan, as described in Section 3. No other grants were made to Trevor during the year under any other employee equity plan.

As an executive Director, Trevor is also eligible to participate in the Directors' Share Purchase Plan.

Section 5. Nominated executives' contract terms
A summary of the key terms of employment contracts for nominated executives is outlined below. For executives whose home country is Australia, fixed remuneration consists of cash salary, mandatory employer superannuation contributions and packaged benefits.

All contracts for nominated executives have no fixed term.

Participation in the Short Term Incentive Plan is at the Board's discretion. The target opportunity for senior executives is typically 60 per cent of fixed remuneration (75 per cent for the Chief Executive Officer and 50 per cent for John Philips, Dan Leese and Neville Fielke).

Participation in the Long Term Incentive Plan is also at the Board's discretion. Offers to senior executives currently provide for threshold share allocations at median performance equivalent to 60 per cent of fixed remuneration (75 per cent for the Chief Executive Officer).

Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares. In the event of retirement, redundancy, death or total and permanent disablement, the Board has discretion to pay an amount in lieu of unvested LTIP offers that it considers appropriate, having regard to the time which has elapsed since the offer, the allocation schedule and the degree to which the performance standards have been achieved.

Foster's may terminate service agreements immediately for cause, in which case the executive is not entitled to any payment other than the value of fixed remuneration up to the termination date. Severance payments on termination are limited to executives' existing contractual arrangements. Details of severance payments made to nominated executives during the year are set out in Section 6.

In all cases, the executive is entitled to any accrued leave entitlements up to termination date.

Table 5A – Summary of the key terms of employment contracts for nominated executives

	Resignation	Termination by Foster's (without cause)	Redundancy	Death or total and permanent disablement
TL O'Hoy	90 days' notice.	Four weeks' notice plus 48 weeks' severance payment.	Four weeks' notice plus 48 weeks' severance payment.	Payment equal to one year's total remuneration.
MM Hudson	Three months' notice. Severance payment of one year's total remuneration.	Four weeks' notice plus one year's total remuneration severance payment and pro-rata short-term incentive amount.	Four weeks' notice plus severance payment equivalent to 18 weeks of fixed remuneration plus up to an additional four weeks of fixed remuneration for each year of service.	Payment equal to one year's total remuneration and pro-rata short-term incentive amount.
B Lawrence	Three months' notice.	10 weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	10 weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	Not applicable (repatriation assistance is provided where appropriate).
JJ Murphy	Three months' notice.	Four weeks' notice plus 48 weeks' severance payment.	Four weeks' notice plus severance payment equivalent to 18 weeks of fixed remuneration plus up to an additional four weeks of fixed remuneration for each year of service.	Payment equal to one year's total remuneration.
J Odell	Three months' notice.	Four weeks' notice plus 48 weeks' severance payment.	Four weeks' notice plus severance payment equivalent to 18 weeks of fixed remuneration plus up to an additional four weeks of fixed remuneration for each year of service or 48 weeks of redundancy payment (whichever is greater).	Payment equal to one year's total remuneration.
RW Scully	30 days' notice.	30 days' notice or payment in lieu.	12 months' notice or payment in lieu, plus severance package recognising service from 1 January 1996.	Not applicable.
PF Scott	Three months' notice.	Four weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	Four weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	Not applicable (repatriation assistance is provided where appropriate).
NJ Fielke	Three months' notice.	Four weeks' notice plus 48 weeks' severance payment.	Four weeks notice' plus severance payment equivalent to 18 weeks of fixed remuneration plus up to an additional four weeks of fixed remuneration for each year of service.	Payment equal to one year's total remuneration.

Section 6. Remuneration tables

6A. Remuneration of Directors and nominated executives

Details of the nature and amount of each element of the remuneration of each of the Directors and nominated executives are outlined in the following table. All amounts are in Australian dollars. Nominated executives, as referred to in this report, are:

- executive Directors (being the Chief Executive Officer);
- other Key Management Personnel (being those other persons having authority and responsibility for planning, directing and controlling the activities of the entity);
- former Key Management Personnel (being those persons who, at the date of this report, had previously held a position as Key Management Personnel during the years ended 30 June 2005 or 30 June 2006); and
- other executives (being any additional executives whose remuneration received during the year was within the five highest amounts).

The position titles listed in the following table refer to the titles as at the date of this report. Further details of the Key Management Personnel of Foster's Group Limited and the consolidated group, including the position titles used during the year ended 30 June 2006, are included in note 25 to the financial statements.

Remuneration Report continued

		Short-term benefits				
		Cash salary/ fees [1] $	Leave accrual/ payout[2] $	Non-monetary benefits[3] $	Committee fees $	Total cash bonus[4] $
Non-Executive Directors [11]						
FJ Swan	2006	281,486	–	4,000	–	–
Chairman	2005	285,750	–	4,000	–	–
ML Cattermole	2006	104,688	–	4,000	21,271	–
Non-executive Director	2005	95,250	–	4,000	9,200	–
DA Crawford	2006	50,688	–	4,000	7,454	–
Non-executive Director	2005	95,250	–	4,000	14,375	–
B Healey [12]	2006	50,688	–	4,000	10,138	–
Non-executive Director	2005	95,250	–	4,000	18,250	–
GW McGregor	2006	99,734	–	4,000	30,000	–
Non-executive Director	2005	95,250	–	4,000	20,700	–
MG Ould	2006	84,734	–	4,000	17,156	–
Non-executive Director	2005	105,250	–	5,120	9,200	–
Executive Director						
TL O'Hoy	2006	1,217,604	337,330	80,031	–	761,300
Chief Executive Officer	2005	1,118,644	116,772	15,523	–	1,426,000
Sub-total of Directors	2006	1,889,622	337,330	104,031	86,019	761,300
	2005	1,890,644	116,772	40,643	71,725	1,426,000
Other Key Management Personnel						
MM Hudson	2006	480,283	30,768	17,552	–	246,800
Chief Legal Officer & Company Secretary	2005	–	–	–	–	–
B Lawrence	2006	396,855	6,954	285,310	–	183,800
Chief Human Resources Officer	2005	371,678	–	230,945	–	337,500
J Odell	2006	604,980	36,325	54,168	–	241,500
Managing Director, Foster's Australia, Asia and Pacific	2005	577,750	22,437	69,859	–	635,000
PF Scott	2006	632,625	–	290,954	–	294,000
Chief Financial Officer	2005	604,216	–	215,504	–	540,000
RW Scully	2006	454,161	60,833	87,083	–	246,800
Chief Marketing Officer	2005	454,161	25,832	99,961	–	320,000
Sub-total of other Key Management Personnel [13]	2006	2,568,904	134,880	735,067	–	1,212,900
	2005	2,007,805	48,269	616,269	–	1,832,500
Former Key Management Personnel						
PA Bobeff [14]	2006	–	–	–	–	–
Senior Vice President Commercial Affairs (exit date 15 July 2005)	2005	585,610	–	36,181	–	532,500
NJ Fielke [15]	2006	287,001	23,751	49,985	–	110,573
Senior Marketing Director	2005	454,168	20,982	3,730	–	345,000
WT Klenz	2006	–	–	–	–	–
Managing Director Beringer Blass Wine Estates (exit date 31 December 2004)	2005	465,432	–	57,713	–	450,000
JJ Murphy [16]	2006	559,252	43,548	45,923	–	–
Managing Director, Foster's Australia (exit date 1 August 2006)	2005	541,228	11,665	55,617	–	665,000
G Willersdorf	2006	–	–	–	–	–
Senior Vice President – Corporate Affairs (exit date 31 December 2004)	2005	165,640	–	71,318	–	–
Total – Directors and Key Management Personnel	2006	5,304,779	539,509	935,006	86,019	2,084,773
	2005	6,110,527	197,688	881,471	71,725	5,251,000
Other executives						
DT Leese [17] Managing Director, Foster's Wine Estates North America Trade (exit date 30 September 2005)	2006	199,541	–	43,488	–	–
JF Philips [18] Managing Director, Foster's Wine Estates Europe, Middle East and Africa (exit date 30 June 2006)	2006	493,814	–	471,760	–	–

	Share-based payment			Post-employment benefits		Other	
Other payments[5] $	Total amortisation value of LTIP[6,7] $	Other equity[8] $	Shares purchased in lieu of cash salary/fees[9] $	Superannuation contributions[10] $	Retirement benefits accrued during the year $	Termination benefits $	Total $
–	–	–	18,000	46,264	–	–	349,750
–	–	–	–	13,686	40,924	–	344,360
–	–	–	6,000	4,991	–	–	140,950
–	–	–	–	4,991	14,060	–	127,501
–	–	–	–	77,233	–	–	139,375
–	–	–	–	5,233	18,671	–	137,529
–	–	–	–	5,784	–	–	70,610
–	–	–	–	5,367	14,590	–	137,457
–	–	–	6,000	12,216	–	–	151,950
–	–	–	–	5,528	15,555	–	141,033
–	–	–	21,000	8,564	–	–	135,454
–	–	–	–	9,450	–	–	129,020
–	681,965	1,000	–	190,486	–	–	3,269,716
–	432,668	1,000	–	177,664	–	–	3,288,271
–	681,965	1,000	51,000	345,538	–	–	4,257,805
–	432,668	1,000	–	221,919	103,800	–	4,305,171
40,000	47,795	1,000	–	95,000	–	–	959,198
–	–	–	–	–	–	–	–
–	219,660	531	–	45,940	–	–	1,139,050
–	169,292	1,000	–	31,031	–	–	1,141,446
–	369,672	1,000	–	57,502	–	–	1,365,147
–	228,494	1,000	–	51,998	–	–	1,586,538
–	370,416	531	–	79,844	–	–	1,668,370
–	301,246	1,000	–	49,912	–	–	1,711,878
–	460,570	1,000	–	85,728	–	–	1,396,175
–	338,128	1,000	–	83,503	–	–	1,322,585
40,000	1,468,113	4,062	–	364,014	–	–	6,527,940
–	1,037,160	4,000	–	216,444	–	–	5,762,447
–	–	–	–	–	–	–	–
–	374,117	1,000	–	83,553	–	1,719,411	3,332,372
–	163,619	1,000	–	25,801	–	–	661,730
–	94,635	1,000	–	37,241	–	–	956,756
–	–	–	–	–	–	–	–
–	171,887	677	–	45,003	–	820,419	2,011,131
–	291,433	1,000	–	85,432	–	–	1,026,588
–	183,103	1,000	–	76,559	–	–	1,534,172
–	–	–	–	–	–	–	–
–	80,532	–	–	30,155	–	1,297,613	1,645,258
40,000	2,605,130	7,062	51,000	820,785	–	–	12,474,063
–	2,374,102	8,677	–	710,874	103,800	3,837,443	19,547,307
50,000	–	531	–	26,948	–	1,918,721	2,239,229
–	230,536	531	–	54,263	–	1,441,387	2,692,291

Section 6. Remuneration tables continued

(1) For non-executive Directors, this includes the 20 per cent of base fees that was used to purchase Foster's shares under the previous arrangements. The transaction was made post-tax and involved no restrictions on the shares.

(2) Leave accrual includes any net increases in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during the year but were not used). It excludes any amounts paid out on termination as these are shown separately.

(3) Includes motor vehicles, event tickets, the value of interest foregone on outstanding interest-free loans for shares held under the Foster's Employee Share and Option Plan, which operated in previous years, product allocations such as wine, beer and other Foster's beverages, and Fringe Benefits Tax where applicable. In the case of Lawrence, Scott and Philips, amounts include costs associated with expatriate arrangements.

(4) Total Cash Bonus is the STIP payment in relation to the year ended 30 June 2006 (which is due to be paid on 15 September 2006). John Murphy is ineligible for STIP due to his resignation effective 1 August 2006.

(5) Other payments relate to $40,000 gross incentive paid to Martin Hudson on 15 July 2005, in lieu of lost incidental benefits upon ceasing employment with Southcorp Ltd, and $50,000 retention bonus paid to Dan Leese for completing the prior financial year.

(6) Amortisation value is determined in accordance with AASB 2 'Share-based Payment' and includes a proportion of the fair value (as described in section 7E) of all offers that have not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers and two years for extended offers).

(7) Amortisation value of LTIP as a percentage of total remuneration was as follows: O'Hoy – 21 per cent, Fielke – 25 per cent, Hudson – 5 per cent, Lawrence – 19 per cent, Murphy – 28 per cent, Odell – 27 per cent, Scott – 22 per cent, Scully – 33 per cent, Leese – 0 per cent, Philips – 9 per cent. All offers for Leese have lapsed due to cessation of employment.

(8) Other equity reflects shares granted to employees under the Foster's Employee Share Grant Plan.

(9) No shares have yet been purchased under the Directors' Share Purchase Plan, as the funds relating to the quarter ended 30 June 2006 are being held in a trust account until shares can be acquired in accordance with the Company's Share Trading Policy. Crawford has elected for all funds to be transferred to his superannuation fund, under which shares are subsequently purchased.

(10) Superannuation amounts for 2005 for O'Hoy, Murphy, Scully and Willersdorf have been re-stated to reflect the actuarial increase in benefit to the employee on retirement, in accordance with AASB 119 'Employee Benefits'.

(11) Amounts disclosed for Directors' remuneration exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.

(12) Brian Healey ceased to hold office as a non-executive Director on 31 December 2005.

(13) The aggregate total remuneration disclosed for all nominated executives in the 2005 Annual Report was $18,955,750, with the difference being due to changes in the nominated executives listed. Key Management Personnel who did not meet the definition of Specified Executive in 2005 were Ben Lawrence and Neville Fielke.

(14) Peter Bobeff ceased employment effective 15 July 2005, however, no amounts were paid to him after 1 July 2005, nor did he perform any duties as a Key Management Person during the year ended 30 June 2006.

(15) Values for Neville Fielke relate to the part-year that he was a Key Management Person, in the role of Senior Vice President Wine Clubs & Services up to 1 March 2006. For the remainder of the year he held the position of Senior Marketing Director.

(16) John Murphy resigned as Managing Director, Foster's Australia effective 1 August 2006. Final termination arrangements are being finalised at the date of this report, and will be disclosed in the 2007 Annual Report.

(17) Details for Dan Leese, who does not meet the definition of Key Management Personnel as required by AASB 124, are disclosed in accordance with the Corporations Act 2001. His termination payment includes a severance payment of US$1,440,000 based on two years' base salary plus two years' short-term incentive (as per service agreement) plus pay-out of accrued annual leave.

(18) Details for John Philips, who does not meet the definition of Key Management Personnel as required by AASB 124, are disclosed in accordance with the Corporations Act 2001. His termination payment includes a severance payment of US$1,125,000 based on two years' base salary plus two years' short-term incentive (as per service agreement), pay-out of accrued annual leave and the cost of repatriation from the United Kingdom to the United States.

6B. Summary of remuneration at-risk (nominated executives)

For the nominated executives, Chart 6.1 illustrates the proportion of fixed and at-risk remuneration for the year ended 30 June 2006, shown as a percentage of actual aggregate remuneration. All amounts are in Australian dollars.

Chart 6.1 – Actual remuneration mix for nominated executives



$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Actual fixed remuneration(1)
Actual STIP payment(2)
0% LTIP allocation(3)
0%
29%
71%
0%
28%
72%
0%
20%
80%
0%
0%
100%
0%
24%
76%
0%
23%
77%
0%
26%
74%
0%
22%
78%
0%
0%
100%
0%
0%
100%
TL O'Hoy
MM Hudson
B Lawrence
JJ Murphy
J Odell
PF Scott
RW Scully
NJ Fielke
DT Leese
JF Philips

(1) Fixed remuneration includes value of cash salary, leave accruals, non-monetary benefits, and superannuation contributions as stated in Section 6 (but excluding termination payments).

(2) STIP payment refers to the Total Cash Bonus as stated in Section 6A. The STIP paid as a percentage of the nominated executive's target 2006 STIP was as follows: Trevor O'Hoy – 70 per cent (30 per cent of target STIP was forfeited); Martin Hudson – 69 per cent (31 per cent forfeited); Ben Lawrence – 76 per cent (24 per cent forfeited); John Murphy – 0 per cent (100 per cent forfeited as a result of his separation from the Company); Jamie Odell – 54 per cent (46 per cent forfeited); Pete Scott – 77 per cent (23 per cent forfeited); Rick Scully – 63 per cent (37 per cent forfeited); Neville Fielke – 60 per cent (40 per cent forfeited); Dan Leese – 0 per cent (100 per cent forfeited); John Philips – 0 per cent (100 per cent forfeited). No STIP payments were made to John Murphy, Dan Leese, and John Philips relating to the year ended 30 June 2006.

(3) No LTIP offers vested during the year ended 30 June 2006.

Section 7. Equity instruments relating to Directors and nominated executives

7A. Shareholdings of Directors and nominated executives

		Balance of shares at start of year (1)	Shares acquired during the year as part of remuneration (2)	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year (1,3)	Other changes during the year (4)	Balance of shares held at end of year (1,5)	Balance of shares held at reporting date (1,5,6)
Non-executive Directors								
FJ Swan	2006	87,183	–	–	13,818	–	101,001	101,001
	2005	82,421	–	–	4,762	–	87,183	87,183
ML Cattermole (7)	2006	161,628	–	–	3,401	–	165,029	165,029
	2005	117,363	–	–	39,494	–	156,857	156,857
DA Crawford	2006	13,320	–	–	7,505	–	20,825	20,825
	2005	12,350	–	–	970	–	13,320	13,320
B Healey	2006	44,385	–	–	2,824	–	47,209	47,209
	2005	43,937	–	–	448	–	44,385	44,385
GW McGregor	2006	24,140	–	–	4,417	–	28,557	28,557
	2005	22,746	–	–	1,394	–	24,140	24,140
M G Ould	2006	28,204	–	–	4,763	–	32,967	32,967
	2005	26,780	–	–	1,424	–	28,204	28,204
Executive Director (Chief Executive Officer)								
TL O'Hoy (8)	2006	236,577	178	–	–	–	236,755	236,755
	2005	185,386	191	51,000	–	–	236,577	236,577
Other Key Management Personnel								
MM Hudson	2006	61,584	178	–	–	–	61,762	n/a
	2005	–	–	–	–	–	–	n/a
B Lawrence	2006	27,924	95	–	808	–	28,827	n/a
	2005	6,500	89	20,500	835	–	27,924	n/a
J Odell	2006	22,191	178	–	19,194	–	41,563	n/a
	2005	4,000	191	18,000	–	–	22,191	n/a
PF Scott	2006	39,289	95	–	581	–	39,965	n/a
	2005	2,000	191	49,100	600	(12,602)	39,289	n/a
RW Scully	2006	713,591	178	–	–	–	713,769	n/a
	2005	665,400	191	48,000	–	–	713,591	n/a
Former Key Management Personnel								
PA Bobeff	2006	–	–	–	–	–	n/a	n/a
	2005	111,579	191	67,000	–	–	n/a	n/a
NJ Fielke	2006	23,690	178	–	903	–	n/a	n/a
	2005	–	191	–	23,499	–	n/a	n/a
WT Klenz	2006	–	–	–	–	–	n/a	n/a
	2005	5,100	1,354	60,700	–	–	n/a	n/a
JJ Murphy	2006	50,411	178	–	–	–	n/a	n/a
	2005	33,220	191	17,000	–	–	n/a	n/a
G Willesdorf	2006	–	–	–	–	–	n/a	n/a
	2005	122,521	–	33,000	–	–	n/a	n/a
Other executives								
DT Leese	2006	89	95	–	–	–	n/a	n/a
JF Philips	2006	89	95	–	–	–	n/a	n/a

(1) Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.

(2) Includes shares granted under the Employee Share Grant Plan.

(3) Includes purchases, shares acquired by non-executive Directors with post-tax director fees, the Dividend Reinvestment Plan and, for Pete Scott and Ben Lawrence, additional phantom deferred shares allocated in lieu of dividends.

(4) Other changes during the year include shares sold by Pete Scott.

(5) Includes 10,348 shares held nominally by Trevor O'Hoy (i.e. in name only) as at 30 June 2006 and 29 August 2006.

(6) Balance of shares held as at 29 August 2006 relate to the date on which the Annual Report was signed, and is relevant to Directors only.

(7) Includes a relevant interest in 4,771 shares due to the definition of 'related party' in AASB 124. Opening balance for 2006 differs from closing balance for 2005 by 4,771 shares due to information regarding shares held by related parties becoming available during the year ended 30 June 2006.

(8) Includes a relevant interest in 44,465 shares due to the definition of 'related party' in AASB 124.

7B. Aggregate LTIP opportunities and changes

Aggregate LTIP opportunities and movements during the year are summarised below. Non-executive Directors do not participate in the LTIP.

		Maximum share opportunity at start of year (1)	Share opportunities offered during the year (maximum) (2)	Fair value of LTIP offered during the year (3)	Shares vested and converted during the year (4)
Executive Director (Chief Executive Officer)					
TL O'Hoy	**2006**	**831,200**	**498,600**	**$1,470,804**	**–**
	2005	617,000	413,200	$1,237,312	51,000
Other Key Management Personnel					
MM Hudson	**2006**	**–**	**132,000**	**$372,240**	**–**
	2005	–	–	–	–
B Lawrence	**2006**	**283,700**	**120,400**	**$367,040**	**–**
	2005	311,600	100,800	$321,502	20,500
J Odell	**2006**	**478,600**	**240,300**	**$734,874**	**–**
	2005	360,400	198,200	$588,872	18,000
PF Scott	**2006**	**467,600**	**190,300**	**$579,586**	**–**
	2005	500,700	182,400	$593,512	49,100
RW Scully	**2006**	**570,800**	**219,600**	**$677,488**	**–**
	2005	522,600	238,200	$742,472	48,000
Former Key Management Personnel					
PA Bobeff	**2006**	**–**	**–**	**–**	**–**
	2005	673,600	96,000	$368,640	67,000
NJ Fielke	**2006**	**293,200**	**121,000**	**$341,220**	**–**
	2005	151,800	141,400	$397,334	–
WT Klenz	**2006**	**–**	**–**	**–**	**–**
	2005	740,700	107,200	$411,648	60,700
JJ Murphy	**2006**	**385,200**	**194,100**	**$569,478**	**–**
	2005	250,200	208,000	$613,320	17,000
G Willesdorf	**2006**	**–**	**–**	**–**	**–**
	2005	344,400	48,000	$184,320	33,000
Other executives					
DT Leese	**2006**	**285,600**	**–**	**–**	**–**
JF Philips	**2006**	**269,700**	**102,900**	**$315,030**	**–**

(1) Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.

(2) Share opportunities offered during the year include those under the 2005 LTIP offer and the extended 2002 offer.

(3) Fair value is determined at the date of offer and is explained in section 7E.

(4) No offers vested or converted during the year.

(5) Share opportunities lapsed during the year include the original 2002 offer (the extended 2002 offer is listed separately as share opportunities offered during the year).

(6) The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).

(7) The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative). No items vested during the year.

(8) The aggregate value required under the Corporations Act 2001; Trevor O'Hoy – $1,928,728; John Murphy – $708,576; Jamie Odell – $1,094,808; Pete Scott – $903,670; Martin Hudson – $372,240; Neville Fielke – $341,220; Rick Scully – $1,043,636; Ben Lawrence – $574,492; Dan Leese – $741,406; John Philips – $502,406.

Date of vesting/ conversion	Share price on date of vesting/ conversion	Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year [5]	Value of lapsed opportunities [6]	Net value of LTIP offered, vested, converted and lapsed during year [7,8]	Maximum share opportunity at year end [1]
–	**–**	**–**	**–**	**191,600**	**$457,924**	**$1,012,880**	**1,138,200**
27/08/2004	$4.67	$738,327	$158,100	148,000	$321,160	$1,074,252	831,200
–	**–**	**–**	**–**	**–**	**–**	**$372,240**	**132,000**
–	–	–	–	–	–	–	–
–	**–**	**–**	**–**	**86,800**	**$207,452**	**$159,588**	**317,300**
06/09/2004	$4.63	$94,915	$58,177	62,000	$134,540	$245,139	303,600
–	**–**	**–**	**–**	**150,600**	**$359,934**	**$374,940**	**568,300**
27/08/2004	$4.67	$260,586	$55,800	62,000	$134,540	$510,132	478,600
–	**–**	**–**	**–**	**135,600**	**$324,084**	**$255,502**	**522,300**
06/09/2004	$4.63	$646,209	$139,570	118,400	$256,928	$476,154	515,600
–	**–**	**–**	**–**	**153,200**	**$366,148**	**$311,340**	**637,200**
27/08/2004	$4.67	$694,896	$148,800	142,000	$308,140	$583,132	570,800
–	–	–	–	–	–	–	–
27/08/2004	$4.67	$969,959	$207,700	192,000	$416,640	$159,700	510,600
–	**–**	**–**	**–**	**–**	**–**	**$341,220**	**414,200**
–	–	–	–	–	–	$397,334	293,200
–	–	–	–	–	–	–	–
30/08/2004	$4.67	$817,166	$174,982	236,600	$513,422	$73,208	550,600
–	**–**	**–**	**–**	**58,200**	**$139,098**	**$430,380**	**521,100**
27/08/2004	$4.67	$246,109	$52,700	56,000	$121,520	$544,500	385,200
–	–	–	–	–	–	–	–
27/08/2004	$4.67	$477,741	$102,300	359,400	$844,838	($558,218)	–
–	**–**	**–**	**–**	**285,600**	**$741,406**	**($741,406)**	**–**
–	**–**	**–**	**–**	**78,400**	**$187,376**	**$127,654**	**294,200**

7C. Current LTIP opportunities (by offer)

The table below outlines the threshold and maximum LTIP opportunities for executive Directors and nominated executives in all current offers under the Company's LTIP as at 30 June 2006.

	LTIP Offer (number of shares)							
	2001 Threshold/ Maximum (1)	2002 Threshold/ Maximum (1)	2003 Threshold	2003 Maximum	2004 Threshold	2004 Maximum	2005 Threshold	2005 Maximum
Executive Director (Chief Executive Officer)								
TL O'Hoy	74,000	95,800	113,200	226,400	169,600	339,200	201,400	402,800
Other Key Management Personnel								
MM Hudson	–	–	–	–	–	–	66,000	132,000
B Lawrence (2)	28,100	36,200	44,000	88,000	40,400	80,800	42,100	84,200
J Odell	31,000	75,300	64,900	129,800	83,600	167,200	82,500	165,000
PF Scott (2)	53,600	56,500	73,300	146,600	65,900	131,800	66,900	133,800
RW Scully	71,000	76,600	89,700	179,400	83,600	167,200	71,500	143,000
Former Key Management Personnel								
NJ Fielke	–	–	75,900	151,800	70,700	141,400	60,500	121,000
JJ Murphy	28,000	29,100	59,500	119,000	90,000	180,000	82,500	165,000
Other executives								
DT Leese (3)	–	–	–	–	–	–	–	–
JF Philips	46,500	32,700	39,700	79,400	32,700	65,400	35,100	70,200

(1) Threshold opportunity is the number of shares allocated on reaching median performance. The minimum performance conditions for the 2001 and 2002 offers were not met, so only the threshold opportunity is now available to participants. Refer to Section 3 for more details.

(2) For Pete Scott and Ben Lawrence, the number of shares stated above is an estimate only (under the US version of the plan, actual numbers cannot be determined until vesting).

(3) All offers for Dan Leese lapsed due to cessation of employment prior to 30 June 2006.

7D. LTIP offers made/extended during the year

	Offer	Threshold opportunity (number of shares) (1)	Maximum opportunity (number of shares) (2)	Offer date	Start date performance period	End date performance period (3)	Value ($) per maximum entitlement at offer date (4)
Executive Director (Chief Executive Officer)							
TL O'Hoy	2002 extended	95,800	95,800	01/09/2005	01/09/2005	31/08/2007	$3.58
	2005	201,400	402,800	24/10/2005	24/10/2005	31/08/2008	$2.80
Other Key Management Personnel							
MM Hudson	2002 extended	–	–	–	–	–	–
	2005	66,000	132,000	29/09/2005	29/09/2005	31/08/2008	$2.82
B Lawrence (5)	2002 extended	36,200	36,200	01/09/2005	01/09/2005	31/08/2007	$3.58
	2005	42,100	84,200	29/09/2005	29/09/2005	31/08/2008	$2.82
J Odell	2002 extended	75,300	75,300	01/09/2005	01/09/2005	31/08/2007	$3.58
	2005	82,500	165,000	29/09/2005	29/09/2005	31/08/2008	$2.82
PF Scott (5)	2002 extended	56,500	56,500	01/09/2005	01/09/2005	31/08/2007	$3.58
	2005	66,900	133,800	29/09/2005	29/09/2005	31/08/2008	$2.82
RW Scully	2002 extended	76,600	76,600	01/09/2005	01/09/2005	31/08/2007	$3.58
	2005	71,500	143,000	29/09/2005	29/09/2005	31/08/2008	$2.82

7D. LTIP offers made/extended during the year continued

	Offer	Threshold opportunity (number of shares) (1)	Maximum opportunity (number of shares) (2)	Offer date	Start date performance period	End date performance period (3)	Value ($) per maximum entitlement at offer date (4)
Former Key Management Personnel							
NJ Fielke	2002 extended	–	–	–	–	–	–
	2005	60,500	121,000	29/09/2005	29/09/2005	31/08/2008	$2.82
JJ Murphy	2002 extended	29,100	29,100	01/09/2005	01/09/2005	31/08/2007	$3.58
	2005	82,500	165,000	29/09/2005	29/09/2005	31/08/2008	$2.82
Other executives							
DT Leese	2002 extended	–	–	–	–	–	–
	2005	–	–	–	–	–	–
JF Philips	2002 extended	32,700	32,700	01/09/2005	01/09/2005	31/08/2007	$3.58
	2005	35,100	70,200	29/09/2005	29/09/2005	31/08/2008	$2.82

(1) Threshold opportunity is the number of shares allocated on achieving median performance. For the extended 2002 offer, this is the same as the maximum opportunity.

(2) The maximum opportunity is the number of shares allocated on achieving or exceeding the 85th percentile. For the extended 2002 offer, this is the same as the threshold opportunity (being half the maximum opportunity that had been available under the 2002 offer before the extension).

(3) For the extended 2002 offer, the end of the performance period is the last opportunity for shares to be allocated under the offer. Shares may also be allocated before this date if the performance hurdle is met earlier.

(4) The value per maximum opportunity is the fair value per share opportunity based on the maximum possible allocation. Refer to Section 7E for more details.

(5) For Pete Scott and Ben Lawrence, the number of shares stated above is an estimate only (under the US version of the plan, actual numbers cannot be determined until vesting).

7E. Valuation of LTIP offers

In accordance with AASB 2 'Share-based Payment', each LTIP offer is valued as at its date of offer. The valuation model adopted to value the LTIP uses a 'Monte Carlo' simulation, which assesses the impact of the market-related performance conditions by projecting the share price of the companies in the peer group (refer Tables 3A and 3B), while allowing for correlations between those companies' share price movements.

The model incorporates the Company's share price at the date of offer, the expected risk-free rate of interest for the performance period, the expected annual dividend yield and the expected annual volatility of the share price returns. A simulation process is then executed numerous times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is the value of the LTIP at the offer date.

Offers made during the year, together with an estimate of the 2006 offer to be made to the Chief Executive Officer in October 2006, have the valuations and inputs shown below:

LTIP Offer	Offer date (1)	Value (2)	Share price at date of offer (3)	Foster's expected volatility (4)	Vesting period/ expected life (5)	Expected dividends (6)	Risk-free interest rate (7)
2005 CEO	24/10/2005	$2.80	$5.54	17.00%	2.8 years	4.0%	5.28%
2005	29/09/2005	$2.82	$5.75	17.00%	2.9 years	4.0%	5.27%
2002 Extended	01/09/2005	$3.58	$5.79	17.00%	2.0 years	4.0%	4.88%
2006 CEO Estimate	23/10/2006	$2.45	$5.47	17.00%	2.8 years	4.0%	5.80%

(1) For all offers, valuations are calculated as at the offer date (for the 2006 CEO Estimate, the offer date is the planned offer date).

(2) The value is the fair value based on the Monte Carlo simulation technique explained above. For the 2006 CEO Estimate, allocations relating to both Peer Groups are valued separately. $2.45 represents the average of the two valuations; Peer Group one is valued at $2.42 and Peer Group two is valued at $2.48.

(3) For the 2006 CEO Estimate, the share price at the offer date is assumed to be the closing price of the Company's shares traded on the ASX on 30 June 2006.

(4) Expected volatility is based on historical volatility measured over an appropriate period.

(5) Vesting period/expected life is the number of years between the offer date and the end of the potential vesting. For the extended 2002 offer, the maximum possible time from extension until vesting is assumed.

(6) Expected dividends are based on an analysis of the Company's historical dividend payments and yields.

(7) The risk-free interest rate is based on yields on Australian Treasury Bonds as at the offer date.

Group Financial Review

2006 Review
After two years of transformation, Foster's has emerged as a fundamentally different company – a focused drinks company that is consumer led, and customer driven.

With the acquisition and integration of Southcorp, Foster's has complemented its brand presence in a growth category – premium wine – and strengthened the Group's ability to grow revenue, expand margins, generate cash flows, and drive efficiencies.

Foster's is intent on delivering superior value creation through its diversified premium brand portfolio, a focus on profitable segments and markets, and strong distribution capabilities.

Revenue growth
Reported revenue increased 24.5 per cent to $4,946 million, and on a Pro Forma basis (as if the Southcorp acquisition had been completed on 30 June 2004) revenue increased 1.9 per cent. Growth in Australian beer, spirits, ready-to-drink (RTD) and cider remains solid. However, revenue growth in global wine was limited by a primary focus on integration activities and synergy realisation, and minimal new product innovation throughout the year. Wine revenue is expected to improve in fiscal 2007 as benefits from the route to market integration activities undertaken in 2006 are realised and a range of product innovation is brought to market, including the initiatives surrounding the Rosemount and Lindemans brands announced today.

Increased investment in market insights
The value of Foster's consumer and customer insights has been demonstrated in the Australian market with the reinvigoration of Carlton Draught and the successful launch of Pure Blonde, with sales of almost two million cases in its first full year. Consumer insights have also contributed to the creation and targeting of unique technology-enabled marketing campaigns for key brands such as Carlton Draught and VB.

Foster's has further developed its global consumer and customer insights capability with the establishment of the global wine marketing team in the first half and the regional insights teams now in place in the Americas and Europe to complement the Australian i-Nova team. Following the business reorganisation announced in July, the Foster's global marketing team will be responsible for driving marketing and brand strategy for all global brands, and working with regional marketing teams to define local execution priorities.

Major wine consumer and customer studies have been completed in each region, identifying clearly differentiated positioning for each global and regional priority brand, based on consumer occasions and preferences. Insights have played a key role in identifying and targeting the customer and consumer needs and occasions that are reflected in the development of recently released and forthcoming wine new product initiatives, including the re-launch of Rosemount, the release of the Lindemans Country-of-Origin range, and the Wolf Blass PET packaging initiatives.

Route to market integration
Foster's has completed the first phase of integration of sales and related support functions in all markets.

In Australia, Foster's has further developed its multi-beverage business with the integration of the CUB, Beringer Blass Wine Estates and Southcorp route to market activities into one customer facing team, organised into four channels. This multi-beverage model will allow Foster's to service more customers more often and more efficiently, with products and services aligned to customer needs.

The Foster's Beverage Services team is now in place providing services to customers such as store layout and in-store merchandising, and new customer relationship teams have already achieved new wine distributions in the local channel, focusing on popular table wines to existing beer customers. The new model is in its very early days, and systems integration remains a key focus, however, the benefits of the model remain compelling and the next year will see further development of customer service as team structures, technology and portfolios are refined to meet customer needs.

Foster's route to market integration in the Americas was completed in the second half with the transition to a direct distribution model in Canada. Additional refinement is continuing with the formation of a specialist luxury on-premise sales team, the Estates Wine Group, to complement the existing Beringer Estates and Limestone Estates sales teams.

Foster's European route to market integration was completed in the first half. Strong relationships have been re-established with the major UK retailers during the year with promotional programs developed for the next 12 months. The integration has also provided the opportunity to develop dedicated sales teams to target specialist channels such as on-premise and convenience outlets, and has delivered significantly increased scale in Continental Europe, where growth in the combined portfolio remains strong.

Innovation and brand investment
Innovation and brand investment are key drivers of revenue growth.

In 2006 Foster's continued to invest heavily behind the core brand portfolio with brand advertising and promotional (A & P) spend across the Group remaining over 9 per cent of net sales revenue. The Carlton Draught and VB campaigns have highlighted the efficiency and effectiveness of innovation in A & P, and strong gains have been made by new, extended or reinvigorated brands, including Carlton Draught, Pure Blonde and Cougar.

Limited new wine product innovation reached the market during 2006, as business focus remained principally on Southcorp integration and efficiency opportunities. However, 2006 has seen a strong pipeline of new product initiatives built for 2007, with processes embedded to ensure a continuation of activity beyond 2007. In particular, the Global Wine Marketing and regional insights teams have completed detailed reviews of the Rosemount and Lindemans brands and new initiatives are now being brought to market, including:

- the global re-launch of Rosemount with fresh wine styles, a simplified brand architecture, innovative packaging and comprehensive brand investment program;
- the launch of the Lindemans Winemakers Reserve range in the UK and the Country-of-Origin range with wines from Chile, New Zealand and South Africa; and
- the launch of Yellow and Pink in the Americas and Europe.

Supply efficiency
Foster's supply efficiency initiatives delivered cost reduction and cash flow benefits with EBIT/sales margins increasing 1.8 points to 22.6 per cent, and Pro Forma Group EBIT/sales margins increasing 3.7 points.

Margins in the CUB business increased 3.0 points to 33.4 per cent, with mix adjusted Cost of Goods Sold (COGS) in line with the prior period as benefits from the reconfigured Australia brewery network are realised. We expect mix adjusted non-wine unit costs in the Australian multi-beverage business to increase between 3 and 5 per cent in 2007.

In global wine supply, cost reductions have been captured from initiatives associated with the Southcorp integration and other previously announced programs. These initiatives are delivering immediate cash flow benefits, a 4.4 point increase in Pro Forma Wine Trade EBIT/sales margins to 19.3 per cent despite increased A & P expenditure, and are expected to contribute to further margin expansion in 2007 and 2008.

Winery and packaging consolidation
During the year, Foster's continued to consolidate activities to our most technologically advanced, flexible and efficient facilities.

In California, luxury winemaking capacity at the Asti winery was upgraded. Following the sale of the Geyserville winery, Chateau Souverain wines will be produced at Asti in 2006. In Australia, Foster's consolidated winemaking in Coonawarra at the Wynns winery, temporarily in the Hunter Valley at the Rosemount Denman winery, increased production at Wolf Blass, and sold the Rothbury Estate and Jamiesons Run wineries.

In June Foster's announced an intention to sell the Rosemount Denman, Seppeltsfield, Domaine La Motte and the white wine production facilities at Penfold's Nuriootpa winery. These initiatives are expected to deliver further quality and efficiency benefits.

Foster's is continuing to develop more efficient wine packaging infrastructure with the commissioning of the Wolf Blass packaging facility in January 2006, construction of the new Napa bottling centre due to be commissioned in September 2006, and an upgrade of facilities at Karadoc throughout fiscal 2007. These initiatives will allow Foster's to consolidate packaging activities from eight primary facilities to three, and provide increased flexibility with packaging types and locations.

Wine sourcing and grape supply arrangements
Foster's demand planning process and grape and bulk wine supplier management have delivered balanced inventories through the large Californian and Australian vintages and the integration of Southcorp's substantial viticultural assets and contract supplier base.

Foster's continues to adjust committed supply in order to balance risk and deliver appropriate returns while maintaining access to grapes and bulk wine to make great wines. Initiatives implemented in 2005 and 2006 to align intake to end product use, rebalance grape and bulk wine contract purchases, and create annual intake flexibility through staggered supplier contract maturities have provided flexibility, lower Cost of Goods, reductions in inventory and cash flow benefits.

Going into the 2006 Californian and 2007 Australian vintages, Foster's has increasing flexibility with sourcing commitments and significant opportunities to further increase supply flexibility in the following vintages.

Australian logistics footprint
Foster's is transforming its Australian warehousing and distribution networks into a national, low-cost, multi-beverage platform with 'one delivery' capability to the largest network of Australian customers. To date, Foster's logistics network has reduced from 41 to 30 distribution centres, with the transformation of the network due to be completed within 18 months.

The former Beringer Blass and Southcorp warehouse and distribution networks were combined as part of the Southcorp integration process in 2006, with multi-beverage distribution centres developed in South Australia and Western Australia.

The transformation to truly national multi-beverage capability is now under way. Based on simplified processes and common warehouse, transport and stock picking systems, the development of the national multi-beverage network includes warehouse upgrades at major production sites, the development of a national network of multi-beverage distribution centres and the transformation of the metropolitan and regional customer delivery networks.

Focus and efficiency

Capital management
On 29 August Foster's announced an on-market share buy-back program of up to $200 million.

Strong operating cash flows complemented by proceeds from asset sales have contributed to reduce net debt balances to below $3.5 billion at 30 June 2006. This, combined with expected strong operating cash flows and proceeds from further asset sales including the recently announced sale of our brewing operations in India and Vietnam, have created the opportunity to return funds to shareholders through an on-market share buy-back program.

Reflecting strong cash realisation, Foster's split credit rating was removed in April with Standard & Poor's upgrading Foster's credit rating to BBB flat. Notwithstanding the $200 million share buy-back, Foster's expects continued strong cash flows to reduce net debt below $3 billion in fiscal 2008 – one year ahead of expectations at the time of the Southcorp acquisition. Foster's remains committed to achieving metrics consistent with a BBB+/Baa1 credit rating by Fiscal 2008.

Foster's brand
The worldwide success of the Foster's brand continues – with global volume growth of 9.5 per cent in 2006, in a global beer market growing 2.7 per cent. However, the value created for Foster's shareholders by the growth of this great brand has been limited.

Foster's has implemented a number of initiatives to improve the financial returns of its International Beer business including the sale of the Foster's trademark in regions where the financial metrics supporting a sale were compelling, the sale of the Asian brewing businesses and the rationalisation of global sponsorships and overheads. Together these transactions have generated gross proceeds of more than A$1 billion with less than A$5 million of net earnings forgone.

A pre-tax significant profit of $713 million relating to these transactions was reported in fiscal 2006, with a further pre-tax profit relating to the transactions announced on 4 August 2006 of approximately $230 million expected to be reported in fiscal 2007.

Beyond 2006, priorities for the Foster's brand include returning the brand to growth in the US market, the development of further strong regional partnerships in Asia, and exploring opportunities to take the Foster's brand further into new markets including Central and South America.

Wine Clubs & Services
In August 2006 Foster's announced its intention to divest the Wine Clubs & Services businesses and has appointed external advisors to commence the sale process.

Over the last two years Foster's has reviewed the future role of the Wine Clubs & Services businesses in a focused consumer-led, customer-driven drinks company. The review considered numerous options but concluded that the portfolio of businesses had greater value potential under different ownership. The businesses will be divested in order to maximise value for Foster's.

As a result of this review, Foster's has already divested several smaller Wine Services assets including the Australian packaging materials distribution and cooperage businesses. Foster's has recognised a pre-tax $85.7 million impairment charge as a significant item representing recoverable amount adjustments to a number of the Wine Clubs & Services businesses.

Organisation restructure and regional reporting
In August Foster's moved to a new organisation structure based on three regional businesses – Australia, Asia and Pacific (AAP); Americas; and Europe, Middle East and Africa (EMEA). Each regional business is responsible for managing Foster's regional customer and consumer relationships, reports directly to the CEO, and is backed by the resources of global supply and global marketing functions. Specialist business support functions of Strategy, Human Resources and Finance will provide services across the Group.

Commencing in 2007, Foster's will align its primary statutory segment reporting with the regional business structure.

Southcorp integration and restructuring
Significant progress has been made on the Southcorp integration with synergies realised in fiscal 2006 totalling $61 million, above the fiscal 2006 guidance range of $40–50 million announced at the time of the acquisition. Foster's now expects cost synergies of approximately $130 million to be realised in its fiscal 2007 accounts, increasing to approximately $165 million in fiscal 2008. The increase in expected synergies includes $8 million of additional benefits identified as part of the wine production footprint review announced on 29 June 2006, and a number of other opportunities. The synergy run rate at 30 June 2006 was $146 million, reflecting the annualised benefit of the $61 million of synergies realised in 2006 and an additional $14 million capitalised into working capital. The run rate is expected to increase to approximately $165 million by December 2006, at which time the Southcorp integration process will have concluded.

To date, total costs associated with the integration are $182 million (pre-tax) of which $80 million were recognised in fiscal 2005. Of the $182 million, approximately $137 million represents cash costs and includes additional cash costs of $16 million associated with the additional synergy opportunities identified as part of the wine production footprint review announced in June. All anticipated cash costs associated with the integration have now been recognised, although approximately $43 million remains to be disbursed in 2007.

In accordance with AASB 3 'Business Combinations', the Southcorp acquisition accounts were finalised in May 2006, resulting in an $85 million increase in Southcorp acquisition goodwill.

Outlook
Foster's remains confident in achieving all of the financial targets set out at the time of the Southcorp acquisition.

In the AAP region, Foster's expects revenue growth driven by the beer and spirits portfolio, with the wine market in Australia remaining very competitive whilst the current grape surplus remains. The new Australian multi-beverage route to market is expected to deliver increased service levels and expanded distribution opportunities for the non-beer portfolio.

In the Americas, the focus will be on increasing investment in sales capability, brands and new product development. Value growth in the US market is expected to remain strong in 2007. Industry demand and supply are expected to remain balanced.

In the EMEA region, the UK wine market remains competitive, but strengthened relationships with UK retailers, new product initiatives and increased sales capability are expected to deliver a return to growth. Continental Europe continues to deliver strong revenue growth with the Nordics, Ireland and the Netherlands remaining key growth opportunities for our premium wine portfolio.

Foster's expects earnings growth to accelerate in 2007, with continued margin expansion in all regions driven primarily by the benefits of ongoing efficiency initiatives including Southcorp synergies. Cash flow conversion is expected to be in the low to mid 90s as a percentage of EBITDA. Group returns are expected to improve as wine returns grow towards the cost of capital target in 2008.

Financial commentary

Year ended 30 June Continuing business pre material items	**2006 Reported $m**	2005 Reported $m	2005 Pro Forma $m	% change Reported %	Pro Forma %
Net sales revenue	**4,946.4**	3,972.3	4,855.3	24.5	1.9
EBITAS	**1,136.8**	859.2	955.2	32.3	19.0
Amortisation	**(10.4)**	(15.9)	(15.9)	34.6	34.6
SGARA (Agriculture)	**(7.1)**	(17.7)	(22.1)	59.9	67.9
	1,119.3	825.6	917.2	35.6	22.0
Carlton & United Beverages	**669.7**	572.6	572.6	17.0	17.0
Foster's Brewing International	**38.5**	43.6	43.6	(11.7)	(11.7)
Wine Trade	**430.7**	236.9	328.5	81.8	31.1
Wine Clubs & Services	**39.1**	43.8	43.8	(10.7)	(10.7)
Corporate	**(58.7)**	(71.3)	(71.3)	17.7	17.7
EBIT	**1,119.3**	**825.6**	**917.2**	**35.6**	**22.0**
Net finance costs	**(243.3)**	(81.0)		200.4	
Continuing profit before tax	**876.0**	**744.6**		**17.6**	
Tax	**(264.5)**	(236.3)		(11.9)	
Continuing profit after tax	**611.5**	508.3		**20.3**	
Outside equity interest	**(3.6)**	(5.3)		32.1	
Continuing Net Profit after tax	**607.9**	**503.0**		**20.9**	
Material items (net of tax)	**556.5**	(50.9)			
Discontinued operations (net of tax)	**1.8**	467.8			
Reported and Normalised Results					
Normalised net profit [1]	**623.1**	540.0			
Normalised EPS (cents) [1]	**31.0**	27.0			
Reported net profit	**1,166.2**	919.9			
Reported EPS (cents)	**58.0**	46.0			
Average shares (number – million)	**2,012.2**	1,998.8			

[1] Net Profit After Tax and earnings per share are continuing business pre material items, SGARA and amortisation.

Definitions

Exchange rates: average exchange rates used for profit and loss purposes in the year ended 30 June 2006 are: $A1 = $US 0.7467 (2005: $A1 = $US 0.7499), $A1 = GB£ 0.4205 (2005: $A1 = GB£ 0.4047). Period end exchange rates used for balance sheet items are: $A1 = $US 0.7391 (2005: $A1 = $US 0.7632), $A1 = GB£ 0.4043 (2005: $A1 = GB£ 0.4224).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated at the current year average rate. No adjustment has been made in relation to transactional currency exposures.

Pro Forma Wine Trade: Throughout this report, wherever the term Pro Forma is used, wine trade information has been prepared as if the Southcorp acquisition had been completed on 30 June 2004. For the purpose of calculating Pro Forma Wine Trade EBIT of $329 million, Southcorp's EBIT in the year ended 30 June 2005 is $129 million and is before one-off profits of $21 million and hedge benefits of $45 million, and Beringer Blass Wine Estates 2005 Pro Forma EBIT excludes hedge benefits of $17 million.

Carlton & United Beverages

12 months to 30 June Continuing business pre material items	2006 $m	2005 $m	% change
Alcohol volumes (millions 9L cases)	**109.1**	108.0	1.0
Beer volumes (millions 9L cases)	**102.5**	101.8	0.7
Net sales revenue	**2,006.7**	1,883.0	6.6
Depreciation	**49.6**	49.1	(1.0)
Amortisation	**0.3**	1.5	80.0
EBIT	**669.7**	572.6	17.0
EBIT/NSR margin (%)	**33.4**	30.4	3.0pts
OCFPIT	**707.2**	620.4	14.0
OCFPIT/EBITDA (%)	**98.3**	99.6	(1.3)pts

CUB delivered excellent growth, with EBIT increasing 17.0 per cent to $670 million and EBIT margin expanding 3.0 points to 33.4 per cent as the benefits of efficiency initiatives were realised. CUB's performance highlights the potential of the multi-beverage strategy, with the business delivering above category revenue growth.

CUB's beer volume growth was in line with the overall market that increased 0.7 per cent (AC Nielsen). CUB's volume growth continues to be driven by the premium segment where Crown Lager is the leading premium beer and Corona continues to lead imported category growth.

In the full-strength segment, the Carlton family, led by Carlton Draught and Pure Blonde, grew strongly. The light alcohol segment continues to contract, while the mid-strength segment continues to grow. Cascade Premium Light volumes were ahead of the prior year, and CUB's total volumes in the light segment were below last year. CUB's value share increased in each of the regular, light and premium segments (AC Nielsen).

Volume in each of the cider, glass spirits and ready-to-drink categories increased during the period. Revenues in CUB's non-beer alcohol beverage portfolio grew strongly with revenue increasing 7.8 per cent. Key drivers of growth have been Cougar, Black Douglas and SKYY.

Net sales revenue for CUB increased 6.6 per cent, attributable to volume gains, pricing, and an increasing contribution from channel and product mix.

Total Cost of Goods Sold (COGS) grew 2.4 per cent against the prior period, with unit COGS increasing 1.4 per cent. Adjusted for movements in volume and mix, COGS increased just under 1 per cent over the prior period. Commodity price movements for aluminium, fuel and sugar accounted for approximately 50 per cent of this increase. Cost containment reflects the benefits of CUB's efficiency initiatives, including the capacity expansion at the Yatala Brewery in Queensland and the closure of the Kent Brewery in Sydney.

Advertising and promotional expenditure decreased slightly in the period, reflecting an ongoing review of sponsorship arrangements. Major initiatives in the year included the successful Carlton Draught 'Big Ad', the re-branding of Carlton Midstrength as Carlton Mid, and the VB 'Boonanza' campaign.

Overhead expenditure as a percentage of revenue declined slightly, contributing to CUB's EBIT margin expansion during the period. Overheads included a $2 million benefit associated with Southcorp integration synergies.

Cash flow continues to be robust with operating cash flow after net capex increasing 26.7 per cent to $666 million and OCFPIT/EBITDA at 98.3 per cent. Net capex declined 56.6 per cent to $41.1 million following the completion of the Yatala expansion and closure of the Kent Brewery in 2005. Cash conversion is expected to remain in the 95–100 per cent range.

Foster's Wine Trade

Year ended 30 June Continuing business pre material items	2006 Reported $m	2005 Reported $m	2005 Pro Forma $m	% change Reported %	 Pro Forma %
Wine Trade					
Volume (millions 9L cases)	**39.1**	21.2	38.4	84.1	1.9
Net sales revenue (A$m)	**2,236.5**	1,329.0	2,212.0	68.3	1.1
Depreciation	**77.7**	55.6	91.5	(39.7)	15.1
Amortisation	**5.1**	9.5	9.5	46.3	46.3
SGARA loss	**7.2**	17.8	22.3	59.6	67.7
EBIT	**430.7**	236.9	328.5	81.8	31.1
EBIT/NSR margin (%)	**19.3**	17.8	14.9	1.5 pts	4.4pts
OCFPIT	**539.4**	232.2		132.3	
OCFPIT/EBITDAS (%)	**103.6**	72.6		31.0 pts	

Wine Trade Pro Forma volume growth was 1.9 per cent and constant currency revenue growth was 1.4 per cent. Pro Forma EBIT increased 31.1 per cent as initial supply efficiency benefits and Southcorp integration synergies were realised.

Pro Forma volume of Foster's five global wine brands increased 0.5 per cent and constant currency revenue growth was 1.3 per cent. Beringer, Wolf Blass and Penfolds performed strongly and, while, globally, Lindemans volumes were modestly below last year, the brand has returned to growth in the Americas and Europe, Middle East and Africa (EMEA).

Rosemount volumes declined 23 per cent ahead of the brand's global re-launch, and excluding Rosemount, Pro Forma volume increased 4.8 per cent and revenue increased 3.4 per cent. Over 60 per cent of the global decline in Rosemount occurred in Europe where the former Southcorp brands, and Rosemount in particular, were negatively affected by the loss of promotional slots with a number of major retailers. New trading arrangements are now in place for the expanded portfolio, with all major UK retailers and promotional arrangements now in place for the next fiscal year.

In the fourth quarter of 2006, the completion of regional route to market integration and a rebalancing of A & P spend towards the larger markets and brands contributed to deliver 7.5 per cent volume and 9.2 per cent constant currency revenue growth across the Wine Trade business.

Pro Forma Wine Trade volume and revenue were also negatively impacted by a number of non-recurring items:

- Canadian distributor de-stocking resulting from the move to national direct distribution adversely impacted volumes in the Americas.
- Volumes in Australia were also impacted by distributor de-stocking with around four weeks of former Beringer Blass inventory removed from wholesalers.
- Southcorp supply inefficiencies in the first half of the financial year resulted in regular out of stock items in peak periods and lost sales of the former Southcorp products.

These production and distribution issues collectively reduced volume growth by approximately 0.7 percentage points.

Pro Forma brand investment increased 14 per cent and has now reached the low end of Foster's targeted 8–10 per cent of net sales revenue range. An increased portion of 2006 brand investment was directed to trade marketing as Foster's integrated its route to market activities ahead of the implementation of long-term brand strategies and new product development. As innovation is brought to market through 2007, brand investment will increase further and primarily be directed towards consumer marketing.

Pro Forma EBIT margins increased 4.4 points to 19.3 per cent. This improvement reflects the realisation of $59 million in Southcorp synergies, initial benefits from supply efficiency initiatives and lower grape costs partially offset by $10 million one-time Southcorp supply costs reported in the first half.

Cash flow in Wine Trade was outstanding with cash flow after net capex up 100 per cent to $391 million and OCFPIT/EBITDAS increasing 31.0 points to 103.6 per cent. The strong cash conversion rate reflects sustainable improvements in inventory efficiency through the increased use of outsourcing, cash flow benefits from supply efficiencies being realised and capitalised into inventory, lower Australian grape prices and a reduction in trade debtors. The implementation of further inventory efficiency and supply initiatives in fiscal 2007 are expected to result in cash conversion in Wine Trade in the 80 per cent to 90 per cent range over the next few years, ahead of the previous longer-term guidance range of 70 per cent to 80 per cent.

Wine Trade Americas

Pro Forma Wine Trade Americas' volume increased 3.4 per cent and revenue increased 5.4 per cent. Approximately 1 percentage point of revenue growth in the Americas was attributable to the global alignment of accounting treatment for trade spend in the second half. Excluding the 12.6 per cent decline in Rosemount, volumes increased 5.1 per cent. Pro Forma revenue per case increased 1.9 per cent. Pro Forma EBIT margins improved 4.7 points to 21.2 per cent driven by the benefits of Southcorp synergies and supply efficiencies.

Beringer volumes increased almost 9 per cent with above category growth in Blush (+12 per cent), and Stone Cellars (+8 per cent), partially offset by a decline from Founder's Estate (–6 per cent), and Beringer Luxury remaining flat. The balance of Foster's domestic luxury wines performed strongly with Chateau St Jean volumes up 12 per cent and Stags Leap up 16 per cent. Meridian volumes were 2 per cent below the prior year; however, trends improved in the second half with volumes increasing 2 per cent.

Little Penguin grew strongly during the period, with volume up 22 per cent. Lindemans volumes increased 2 per cent, with revenue up 5 per cent. Penfolds volumes were flat with the prior year but mix improvement resulted in revenue solidly ahead of volume growth up 5 per cent.

The transition to direct distribution in Canada resulted in Wolf Blass shipments in the Americas declining 13 per cent, however, depletions remained strong, up 10 per cent on the prior period.

Wine Trade Asia Pacific

Pro Forma Wine Trade Asia Pacific volume was up 2.5 per cent during the year, with Pro Forma revenue declining 1.8 per cent. Volume growth in Australia was constrained by the continuation of difficult industry conditions, peak period out of stocks in the first half due to Southcorp supply inefficiencies and some distributor de-stocking. Pro Forma revenue per case across the region declined 4.3 per cent, reflecting mix shift to lower priced products. Pro Forma EBIT margins improved 4.3 points to 17.6 per cent, reflecting benefits from Southcorp integration synergies and supply efficiencies.

Wolf Blass volumes increased 4.6 per cent across the region, with strong growth in Asia partially offset by lower volumes in the Australian market. In Australia, strong performances from Penfolds (+6.0 per cent), Yellowglen (+6.8 per cent), Annie's Lane (+7.0 per cent), Wynns (+18.4 per cent), Devil's Lair (+26.7 per cent) and Pepperjack (+44 per cent) were offset by declines in Rosemount (–14.6 per cent), Lindemans (–11.4 per cent) and Wolf Blass (–6.4 per cent).

Wine Trade EMEA

Pro Forma Wine Trade EMEA volumes declined 2.7 per cent and revenues at constant currency declined 2.6 per cent. Volume in Continental Europe increased 31 per cent, with strong growth in the Nordics, Ireland and the Netherlands benefiting from the increased distribution reach of the combined group. While volumes in EMEA were below the prior period, encouraging trends emerged in the second half with volume growth up 3.1 per cent against the prior period.

Constant currency Pro Forma revenue per case across the region was in line with the prior year. Pro Forma EBIT margins at constant currency improved 3.2 points to 15.9 per cent, reflecting benefits from Southcorp integration synergies and supply efficiencies.

The former Southcorp brands, and in particular Rosemount, were negatively impacted by the loss of promotional slots with several major UK retailers. Rosemount volumes declined 41.6 per cent. Excluding Rosemount, volume and revenue on all global brands increased across EMEA during the year.

Wolf Blass continues to show outstanding growth with volume up 20 per cent. Strong growth from Wolf Blass Yellow Label and ongoing benefits from the 2005 launch of Eaglehawk have built on high brand awareness from the Ashes Cricket sponsorship and expanded distribution in Continental Europe following the Southcorp integration. Beringer volumes grew strongly, up over 50 per cent off a low base.

Group Financial Review continued

Wine Clubs & Services

12 months to 30 June Continuing business pre material items	2006 $m	2005 $m	% change
Wine Clubs & Services			
Volume (000' cases)	**2,638.6**	2,896.2	(8.9)
Net sales revenue	**537.8**	591.3	(9.0)
Depreciation	**10.9**	11.7	6.8
Amortisation	**4.8**	5.0	4.0
EBIT	**39.1**	43.8	(10.7)
EBIT/NSR margin (%)	**7.3**	7.4	(0.1)pts
OCFPIT	**58.4**	77.1	(24.3)
OCFPIT/EBITDAS (%)	**106.8**	127.4	(20.6)pts

Foster's has announced its intention to divest the remaining businesses in the Wine Clubs & Services portfolio and has engaged external advisors to commence a sale process.

Over the last two years, Foster's has reviewed the future role of the Wine Clubs & Services businesses. This review considered the continued operation of the Wine Clubs & Services businesses as a stand-alone division under the Foster's umbrella, the integration of the businesses into the broader brand portfolio and supply chains, and partial or complete divestment. The review concluded that the portfolio of businesses had greater value potential under different ownership. The businesses will be divested in order to maximise value for Foster's.

Foster's has divested several non-core Wine Services businesses during the period including the Hunter Valley packaging business, the AP John cooperage, and the Australian packaging materials distribution business.

Wine Clubs & Services EBIT declined 10.7 per cent to $39.1 million, with strong growth in the Services businesses and Asia Pacific Clubs offset by a disappointing performance from the European direct selling business.

Foster's Brewing International (FBI)

12 months to 30 June Continuing business pre material items	2006 $m	2005 $m	% change
Volume (millions 9L cases)	**100.5**	107.0	(6.1)
Net sales revenue (including royalties and Joint Venture income)	**234.0**	263.8	(11.3)
Depreciation	**7.9**	8.0	1.3
Amortisation	**0.2**	–	–
EBIT	**38.5**	43.6	(11.7)
EBIT/NSR margin (%)	**16.5**	16.5	–
OCFPIT	**65.1**	44.6	46.0
OCFPIT/EBITDA (%)	**139.7**	86.4	53.3pts

Globally, Foster's brand volumes increased 9.5 per cent, substantially ahead of both the global beer market and comparable premium international beer brands at around 2.7 per cent (Source – Platologic).

In May Foster's completed the sale of the Foster's brand in Europe, Turkey and certain countries in Eastern Europe to Scottish & Newcastle plc and in June sold its Chinese Brewing business to Suntory. Subsequent to year end, Foster's sold its remaining Asian brewing businesses and the Foster's trademark in India. These transactions generated just over $1 billion in net sale proceeds and, combined with the rationalisation of global sponsorships and overheads, will result in less than $5 million of annualised net earnings forgone.

FBI's 2006 volumes were impacted by the sale of the Foster's brand in Europe. In other regions, volume growth in Asia and Middle East and Africa were offset by declines in New Zealand and licence volumes in the Americas.

With Foster's move to a new regional business reporting structure from the 2007 year, future period FBI earnings will form part of regional earnings.

Group Operating Cash Flow highlights

Year ended 30 June	2006 $m	2005 $m	% Change
EBITDAS - continuing	1,290.3	992.8	30.0
Working capital change	77.2	(81.2)	
Other non-cash items	(42.9)	13.3	
Operating cash flow before interest and tax	**1,324.6**	**924.9**	43.2
Net interest paid	(232.2)	(108.7)	
Tax paid	(210.0)	(185.6)	
Dividends received	0.1	2.9	
Net operating cash flows	**882.5**	**633.5**	39.3
Net capital expenditure	(219.7)	(131.3)	(67.3)
Cash flow before dividends	**662.8**	**502.2**	
Dividends/Distributions to minorities	(334.7)	(306.6)	
Cash flow after dividends	**328.1**	**195.6**	
Net operating cash flows	**882.5**	**633.5**	39.3
Discontinued business		(26.4)	
Less material item cash flows in Operating	(47.3)	(83.7)	
Statutory Operating cash flows	**835.2**	**523.4**	59.6

Operating Cash Flow was $882.5 million compared with $633.5 million for the prior period, an increase of 39 per cent driven primarily by lower working capital. Cash conversion for all businesses continues to be strong, with continuing business OCPFIT/EBITDAS pre significant items improving 9.5 points to 102.7 per cent, highlighted by Wine Trade OCPFIT/EBITDAS increasing 31.0 points to 103.6 per cent.

Net capex increased $88 million to $220 million. The major capex projects in 2006 were the development of the Wolf Blass and Napa bottling centres, upgrades to the packaging facilities at Karadoc, and winery capacity expansion at Asti and Wolf Blass. The Geyserville winery in California and the Rothbury and Jamiesons Run wineries were sold during the year.

Net debt and interest

Year ended 30 June	**2006 $m**	2005 $m	% Change
Gross borrowings	**3,972.6**	5,025.7 [1]	(21.0)
Debt issuance costs (previously 'other assets')	**(22.9)**		
Fair value of fixed rate debt	**(8.7)**		
Borrowings per balance sheet	**3,941.0**	5,025.7	(21.6)
Cash	**(449.6)**	(792.1)	43.2
Interest rate swaps - fixed rate	**7.8**		
Net debt	**3,499.2**	4,233.6	(17.3)

[1] 2005 net debt has been reduced by $3.0 million as a result of the finalisation of the Southcorp acquisition accounts.

Foster's reduced net debt by $734 million to $3,499 million and now expects net debt to be below $3 billion by June 2008, one year earlier than previously anticipated. Following the sale of the Foster's trademark in Europe, Standard & Poors upgraded Foster's credit rating to BBB flat from BBB-. Foster's remains committed to achieving metrics consistent with a BBB+/Baa1 credit rating by Fiscal 2008.

Foster's actively manages its debt portfolio to reduce risk and funding costs. Major debt portfolio initiatives in 2006 included:

- the successful launch of a new Foster's Australian dollar Commercial Paper and Medium Term Note program to improve short-term funding flexibility following the offer to repurchase Southcorp Medium Term Notes; and
- the elimination of expensive Chinese debt following the sale of the Chinese brewing business to Suntory.

The proportion of Foster's gross debt denominated in US dollars is 73 per cent, pounds sterling 12 per cent and Australian dollars 11 per cent. Approximately 44 per cent of the gross debt portfolio is at fixed rates.

Foster's net interest expense grew substantially to $243 million. The increase in interest expense reflects higher average net debt following the acquisition of Southcorp. The average interest rate in the period was 5.47 per cent.

Taxation

The Group's tax expense (excluding tax on material items and discontinued operations) increased 12 per cent to $265 million. The effective tax rate (excluding material items and related tax) was 30.2 per cent, 0.2 points above the Australian statutory rate.

Material items

Net material items before tax were $525.5 million ($556.5 million after tax) and comprise a $704.9 million post tax profit from the divestment of international brewing assets and brands, $67.7 million post-tax restructuring charges relating to the Southcorp integration and reorganisation, and a $80.7 million post-tax write-down to the carrying value of selected Wine Clubs & Services businesses.

Corporate expenses

Corporate expenses in the period were $58.7 million, a decrease of $12.6 million over the previous period. The decrease was mainly due to benefits associated with the Foster's Service Review in 2006, and one-time costs recognised in 2005.

Historical Summary

$ million	2002	AGAAP 2003	2004	2005	AIFRS 2006
Total operating revenue	5,164.0	5,262.4	5,835.1	4,155.0	**5,119.8**
Net sales revenue	4,527.5	4,637.8	3,908.1	3,972.3	**4,946.4**
EBIT					
• Beer – Australian	442.4	469.9	512.6	572.6	**669.7**
• Beer – International	31.4	38.6	42.2	43.6	**38.5**
• Wine	444.3	371.1	177.8	280.7	**469.8**
• Corporate	(67.7)	(56.2)	(59.6)	(71.3)	**(58.7)**
EBIT (continuing business)	850.4	823.4	673.0	825.6	**1,119.3**
Net interest	(182.4)	(153.2)	(74.9)	(81.0)	**(243.3)**
Income tax expense	(199.9)	(198.6)	(182.8)	(236.3)	**(264.5)**
Minority interest	(5.5)	(7.5)	(7.4)	(5.3)	**(3.6)**
Material items (after tax)	–	(105.2)	329.9	(50.9)	**556.5**
Discontinued operations (after tax)	98.3	104.0	61.5	467.8	**1.8**
Net profit after tax	560.9	462.9	799.3	919.9	**1,166.2**
Amortisation (continuing business)	(46.1)	(49.1)	(66.7)	(15.9)	**(10.4)**
SGARA	44.2	(14.3)	(56.1)	(17.7)	**(7.1)**
Average shares outstanding (million)	2,034.8	2,064.7	2,070.8	1,998.8	**2,012.2**
– fully diluted	2,176.4	2,206.1	2,071.8	1,999.6	**2,012.2**
Normalised earnings per share (cents) [1]	23.3	25.2	24.8	27.0	**31.0**
Basic earnings per share (cents)	27.4	22.3	38.6	46.0	**58.0**
Diluted earnings per share (cents)	26.7	21.9	38.6	46.0	**58.0**
Cash Flow					
EBITDAS (continuing business)	996.5	1,018.0	919.2	992.9	**1,290.3**
Operating cash flow	634.4	696.5	657.0	523.4	**835.2**
Asset sales and others	87.0	152.3	1,331.0	1,038.9	**828.3**
Capital expenditure	(285.0)	(309.8)	(290.6)	(239.9)	**(284.9)**
Investments	(129.8)	(200.7)	(102.3)	(3,113.3)	**(206.3)**
Dividend payments	(154.9)	(287.5)	(667.7)	(300.3)	**(332.9)**
Share buy-back/new issues	96.0	(39.3)	(514.2)	(146.5)	**3.3**
Outside equity interest	(3.3)	(2.6)	(0.6)	(6.3)	**(1.8)**
Net cash flow	244.4	8.9	412.6	(2,244.0)	**840.9**
Financial Strength					
Net debt (end period)	3,108.0	2,647.6	1,662.2	4,236.6	**3,499.2**
Total shareholders' equity	4,211.9	4,493.1	4,600.2	3,707.2	**4,481.7**
Book value per share ($)	2.0	2.1	2.3	1.8	**2.2**
Net tangible assets per share ($)	0.8	1.0	1.1	–	**0.4**
Net debt/equity (%) (end period)	73.8	58.9	36.1	114.3	**78.1**
EBITAS – Interest paid cover (times)					
– pre material items	5.5	6.8	11.8	16.4	**4.7**
Normalised operating cash flow before interest and tax/EBITDAS (continuing business) (%)	57.1	82.0	90.6	93.2	**102.7**
Shareholder Returns					
Dividend (cents per share)	17.00	18.75	19.25	20.00	**21.50**
Dividend cover (times)	1.6	1.2	2.1	2.3	**2.1**
Franking (%)	100.0	100.0	100.0	100.0	**100.0**
Return on equity (%) [2]	13.5	10.4	17.5	24.8	**20.5**
Dividend yield (%) (average price)	3.5	4.1	4.3	3.9	**3.8**
Earnings yield (%) (average price) [3]	5.0	5.8	5.9	5.3	**5.8**
Share prices					
– year high	5.58	4.95	4.89	5.88	**5.98**
– year low	4.53	4.16	4.17	4.56	**4.56**
– close	4.72	4.21	4.72	5.32	**5.47**
– average	4.88	4.53	4.46	5.14	**5.32**

[1] Basic earnings excluding SGARA, material items, discontinued operations and amortisation, expressed in cents per share.
[2] Net profit before material items as per cent of ordinary shareholders' funds.
[3] Average share price as per cent of normalised earnings per share.

Income Statements

Foster's Group Limited and its controlled entities
Income Statements for the financial year ended 30 June

	Note	FGL		Consolidated	
		2006	2005	**2006**	2005
		$m	$m	**$m**	$m
Revenue	2	**700.0**	663.7	**5,119.8**	4,155.0
Cost of sales				**(2,757.3)**	(1,973.2)
Gross profit		**700.0**	663.7	**2,362.5**	2,181.8
Other income	2, 3	**1.7**	23.5	**773.8**	94.1
Selling expenses				**(326.2)**	(262.7)
Marketing expenses		**(1.7)**	(1.5)	**(414.8)**	(350.6)
Distribution expenses				**(60.9)**	(50.2)
Administration expenses		**(57.5)**	(44.5)	**(433.8)**	(543.9)
Other expenses	3	**-**	(12.0)	**(264.4)**	(318.4)
Share of net profits of associates and joint ventures accounted for using the equity method	12			**8.6**	7.0
Profit from continuing operations before tax and finance costs		**642.5**	629.2	**1,644.8**	757.1
Finance income		**139.0**	98.5	**31.0**	36.1
Finance costs		**(38.7)**	(21.6)	**(274.3)**	(132.2)
Net finance income/(costs)	2	**100.3**	76.9	**(243.3)**	(96.1)
Profit before tax from continuing operations		**742.8**	706.1	**1,401.5**	661.0
Income tax expense relating to continuing operations	5	**(17.5)**	(7.6)	**(233.5)**	(203.6)
Net profit from continuing operations		**725.3**	698.5	**1,168.0**	457.4
Net profit from discontinued operations	4			**1.8**	467.8
Net profit including discontinued operations		**725.3**	698.5	**1,169.8**	925.2
Net profit attributable to minority interests				**(3.6)**	(5.3)
Net profit attributable to members of Foster's Group Limited		**725.3**	698.5	**1,166.2**	919.9
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	7			**57.9**	22.6
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)				**58.0**	46.0

The income statements should be read in conjunction with the accompanying notes.

Balance sheets

Foster's Group Limited and its controlled entities
Balance Sheets at 30 June

	Note	FGL		Consolidated	
		2006	2005	**2006**	2005
		$m	$m	**$m**	$m
Current assets					
Cash and cash equivalents	9	**2.4**	0.8	**449.6**	792.1
Receivables	10	**7,548.5**	8,180.9	**961.0**	1,049.0
Inventories	11			**1,278.1**	1,467.8
Non-current assets classified as held for sale	13			**168.7**	107.6
Derivative financial assets	19			**3.7**	-
Total current assets		**7,550.9**	8,181.7	**2,861.1**	3,416.5
Non-current assets					
Receivables	10	**32.0**	54.4	**71.9**	199.5
Inventories	11			**481.1**	400.9
Investments accounted for using the equity method	12			**68.3**	63.3
Other financial assets	14	**1,120.7**	703.9		
Property, plant and equipment	15	**23.2**	14.6	**2,460.0**	2,434.6
Agricultural assets	16			**356.0**	343.7
Intangible assets	17			**3,668.2**	3,716.5
Deferred tax assets	5	**14.7**	13.7	**426.1**	420.4
Derivative financial assets	19			**46.4**	-
Total non-current assets		**1,190.6**	786.6	**7,578.0**	7,578.9
Total assets		**8,741.5**	8,968.3	**10,439.1**	10,995.4
Current liabilities					
Payables	20	**819.8**	1,705.1	**850.1**	1,022.2
Borrowings	21	**3,082.8**	2,772.6	**472.6**	597.1
Current tax liabilities		**1.1**	40.3	**2.4**	49.2
Provisions	22	**3.6**	6.2	**213.2**	230.2
Liabilities directly associated with non-current assets held for sale	13			**30.2**	27.0
Derivative financial liabilities	19			**4.3**	-
Total current liabilities		**3,907.3**	4,524.2	**1,572.8**	1,925.7
Non-current liabilities					
Payables	20	**21.6**	39.3	**45.5**	129.4
Borrowings	21			**3,468.4**	4,428.6
Deferred tax liabilities	5	**1.8**	0.4	**801.2**	757.4
Provisions	22	**3.2**	5.3	**19.9**	47.1
Derivative financial liabilities	19			**49.6**	-
Total non-current liabilities		**26.6**	45.0	**4,384.6**	5,362.5
Total liabilities		**3,933.9**	4,569.2	**5,957.4**	7,288.2
Net assets		**4,807.6**	4,399.1	**4,481.7**	3,707.2
Equity					
Shareholders' interest					
Contributed equity	23	**3,616.8**	3,528.9	**3,616.8**	3,528.9
Reserves	24	**28.2**	16.5	**(136.6)**	(78.8)
Retained profits	24	**1,162.6**	853.7	**972.7**	218.6
Total parent entity interest		**4,807.6**	4,399.1	**4,452.9**	3,668.7
Minority interests in controlled entities				**28.8**	38.5
Total equity		**4,807.6**	4,399.1	**4,481.7**	3,707.2

The balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expenses

Foster's Group Limited and its controlled entities
Statements of Recognised Income and Expenses for the financial year ended 30 June

	Note	FGL		Consolidated	
		2006	2005	**2006**	2005
		$m	$m	**$m**	$m
Total Equity at the beginning of the financial year		**4,399.1**	4,126.8	**3,707.2**	3,314.9
Adjustment resulting from change in accounting policy		**(6.9)**	-	**(13.4)**	-
Cash flow hedges (net of tax)	24			**(27.3)**	-
Net investment hedges (net of tax)	24			**(75.1)**	-
Share based payments	24	**11.7**	7.6	**11.7**	7.6
Actuarial gains/(losses) on defined benefit plans	24	**2.2**	2.3	**13.0**	2.5
Exchange difference on translation of foreign operations	24			**35.6**	(95.3)
Net income/(expense) recognised directly in equity		**7.0**	9.9	**(55.5)**	(85.2)
Profit for the period		**725.3**	698.5	**1,166.2**	919.9
Total recognised income/(expense) for the period		**732.3**	708.4	**1,110.7**	834.7
Total recognised income and expense for the period is attributable to:					
- members of Foster's Group Limited		**732.3**	708.4	**1,107.1**	829.4
- minority interests				**3.6**	5.3
Transactions with equity holders					
- contributions of equity	23	**87.9**	(41.8)	**87.9**	(41.8)
- dividends paid	8, 24	**(411.7)**	(394.3)	**(411.7)**	(394.3)
- minority interests				**(12.4)**	(6.3)
		(323.8)	(436.1)	**(336.2)**	(442.4)
Total Equity at the end of the financial year		**4,807.6**	4,399.1	**4,481.7**	3,707.2

The statements of recognised income and expenses should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Foster's Group Limited and its controlled entities
Statements of Cash Flows for the financial year ended 30 June

	Note	FGL		Consolidated	
		2006	2005	**2006**	2005
		$m	$m	**$m**	$m
		Inflows/ (Outflows)	Inflows/ (Outflows)	**Inflows/ (Outflows)**	Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				**6,841.4**	5,789.8
Payments to suppliers, governments and employees		**(29.1)**	(56.0)	**(5,564.1)**	(4,975.0)
Dividends received		**700.0**	660.5	**0.1**	2.9
Interest received		**0.1**	1.0	**41.6**	132.3
Borrowing costs		**(2.1)**	(3.2)	**(273.8)**	(241.0)
Income taxes paid		**(202.7)**	(200.8)	**(210.0)**	(185.6)
Net cash flows on behalf of controlled entities		**(700.0)**	(660.5)		
Net cash flows from operating activities	32	**(233.8)**	(259.0)	**835.2**	523.4
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)	32			**(156.2)**	(3,059.4)
Payments to acquire minority interests in controlled entities	32			**-**	(22.7)
Payments for property, plant, equipment and agricultural assets		**(14.0)**	(2.9)	**(284.9)**	(239.9)
Payments for acquisition of investments/other assets	32			**(50.1)**	(31.2)
Net proceeds from repayment of loans		**3.4**	5.2	**3.3**	5.5
Proceeds from sale of property, plant and equipment		**-**	11.5	**65.2**	108.6
Proceeds from sale of investments and other assets				**730.9**	138.6
Proceeds from sale of controlled entities				**28.9**	786.2
Net cash flows from investing activities		**(10.6)**	13.8	**337.1**	(2,314.3)
Cash flows from financing activities					
Payments for shares bought back		**-**	(148.0)	**-**	(148.0)
Proceeds from issue of shares and exercise of options		**3.3**	1.5	**3.3**	1.5
Proceeds from borrowings	21			**670.3**	5,885.7
Repayment of borrowings	21			**(1,863.6)**	(3,547.3)
Distributions to minority interests				**(1.8)**	(6.3)
Dividends paid	8	**(332.9)**	(300.3)	**(332.9)**	(300.3)
Net cash flows on behalf of controlled entities		**575.6**	692.6		
Net cash flows from financing activities		**246.0**	245.8	**(1,524.7)**	1,885.3
Total cash flows from activities	21	**1.6**	0.6	**(352.4)**	94.4
Cash at the beginning of the year		**0.8**	0.2	**791.9**	706.8
Effects of exchange rate changes on foreign currency cash flows and cash balances				**8.5**	(9.3)
Cash at the end of the year	32	**2.4**	0.8	**448.0**	791.9

The statements of cash flows should be read in conjunction with the accompanying notes

Note 1 Summary of significant accounting policies

Basis of Preparation

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of Australian equivalents to International Financial Reporting Standards (AIFRSs) and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

This is the first year financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly, except for the requirements of AASB 132 "Financial Instrument: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". The Company has adopted the exemption under AASB 1 "First-time Adoption of Australian equivalents to International Financial Reporting Standards" from having to apply AASB 132 and AASB 139 to the comparative period. A summary of significant accounting policies of the Group under AIFRS is disclosed below. An explanation of how the transition to AIFRSs has affected the reported income statements, balance sheets and cash flows of the consolidated entity is provided in note 35. This note includes reconciliations of equity and earnings for comparative periods reported under previous accounting policies to those reported under AIFRSs.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group') comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 36.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statements from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Changes in Accounting Policies

The following changes in accounting policies were implemented:

AASB 3 "Business Combinations"

The Group has elected to early adopt the amendments to AASB 3 "Business Combinations" contained in AASB 2005-6 "Amendments to Australian Accounting Standards [AASB 3]". One of the key impacts from this Standard is on entities subject to common control. Foster's has elected to account for business combinations involving commonly controlled entities at cost.

AASB 119 "Employee Benefits"

The Group has elected to early adopt changes to AASB 119 "Employee Benefits" pertaining to the treatment of defined benefit superannuation fund valuation changes. The Group has elected to record future movements in actuarially determined gains and losses for the defined benefit superannuation fund against retained earnings rather than the income statements.

AASB 114 "Segment Reporting"

The Group has adopted geographic segment as its primary reporting segment. As a result of the global business reorganisation, the Group continues to move closer to a geographic based structure, in line with the risks and returns related to geographical areas rather than individual products or services or groups of products and services.

This change has involved presenting a comparative geographic segment with the additional level of disclosures. The industry segment has been presented as the secondary segment however the primary segment level of disclosure has been provided.

Transfer of remuneration information into directors' report

The Group has elected to transfer certain remuneration information into the remuneration report in accordance with Corporations Amendments Regulations 2006 (No.4).

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

AASB 2005-1 "Amendments to Australian Accounting Standards [AASB139]" - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, issued May 2005

AASB 2005-4 "Amendments to Australian Accounting Standards [AASB 139, AABS 132, AASB 1, AASB 1023 and AASB 1038]" - Fair Value Option, issued June 2005

AASB 2005-9 "Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139, AASB 132]" - Financial Guarantee Contracts, issued September 2005

AASB 2006-1 "Amendments to Australian Accounting Standard [AASB 121]" - Net Investments in a Foreign Operation, issued January 2006.

AASB 7 "Financial Instruments: Disclosures", issued August 2005.

All AASB amendments above are applicable to the Group for the year commencing 1 July 2006 with the exception of AASB 7 which is applicable for the year commencing 1 July 2007. The Group have not assessed the change to accounting policy in the year of change, or the financial impact of adoption of any of the amendments above.

Note 1 Summary of significant accounting policies (continued)

Revenue Recognition

Revenue is measured at the fair value for the consideration received or receivable. Amounts disclosed as operating revenue are net of sales discounts, duties and taxes.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods

Revenue is recognised when the significant risk and rewards of ownership have passed to the buyer, the amount can be reliably measured and collectibility of the related receivables is reasonably assured. Generally, revenue is recognised when goods are despatched or when goods are delivered.

Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Interest income

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ended 30 June 2005 and 30 June 2006.

Accounting policy applicable for the year ended 30 June 2006

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Accounting policy applicable for the year ended 30 June 2005

Interest income is recognised as the interest accrues on a time basis, with reference to the effective interest rate applicable on the asset.

Royalties

Revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividends

Revenue is recognised when the right to receive payment is established.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists or when annual impairment testing for an asset is required, the Group makes a formal assessment of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the current period income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Impairment losses recognised for goodwill are prohibited from being reversed.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits held at call with banks, cash in transit, short-term deposits and investments with original maturities of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Receivables

Trade Receivables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the year ended 30 June 2006 and 30 June 2005.

Accounting policy applicable for the year ended 30 June 2006

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Credit terms are as follows:

Note 1 Summary of significant accounting policies (continued)

Beer
Credit terms for beer are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit sales.

Wine
Trade customers are generally provided 30 days credit from the date of invoice.

Wine club credit card customers are generally billed 3 days from the order date. Other customers pay by direct debit from their bank accounts.

Bottling services are invoiced once the product is completed. Storage and warehouse fees are charged at the end of each month. Trading terms are generally 30 days from the end of the month of invoice.

All receivables are regularly reviewed and a provision for impairment of trade receivables is established when there is objective evidence that all amounts may not be collectible according to the original terms of the sales transaction. Bad debts are written-off when identified.

Other Receivables

Other debtors

Other debtors are initially recorded at fair value of the consideration received or receivable.

Other debtors are classified as current assets unless the debtor has an unconditional right to defer settlement of the asset for at least 12 months after the balance sheet date, in which case they are classified as non-current other debtors.

Subsequent measurement of other non-current debtors, occurs at amortised cost, where the nominal value is discounted to present value, using the effective interest rate of the asset over the expected period of settlement.

Loans

Loans comprise employee share loans, loans to controlled entities and loans to Director related entities and other persons. All loans except for certain inter-entity loans are non-interest bearing and are initially recognised at fair value and subsequently recorded at amortised cost, representing the present value of the loan, calculated using the effective interest rate of the loan over its term. For non-interest bearing loans, a notional interest rate is used which reflects the risks specific to the asset.

Accounting policy applicable for year ended 30 June 2005

All receivables are recognised initially at fair value and are regularly reviewed for impairment. Doubtful debts are provided for where necessary. Debtors are classified as current assets unless there is an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are classified as non-current.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising raw materials, direct labour, other direct costs and related production overheads based on normal operating capacity but exclude borrowing costs.

Net realisable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to be incurred in the marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on sales projections for the ensuing year.

Investments

Investments in associates and controlled entities are accounted for using the purchase method. Under this method, the cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Associates
In the consolidated financial statements, investments in associates, which includes partnerships, are accounted for using the equity method of accounting and are initially recognised at cost.

Under this method, the Group's share of post acquisition profits or losses of associates, is recognised in the income statement and its share of movements in post acquisition reserves is recognised in the Group's consolidated reserves. The cumulative post-acquisition changes in the Group's share of net assets of the associate, less any impairment losses, are adjusted against the cost of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise any further losses, unless it has an obligation on behalf of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses, when applicable, in the consolidated Statement of recognised income and expenses. Associates are those entities over which the Group has significant influence, but not control and which is neither a subsidiary nor a joint venture.

Unrealised gains and losses in transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount (in the parent entity).

Other Investments

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for investments applicable for the years ended 30 June 2006 and the 30 June 2005.

Financial assets in the scope of AASB 139 "Financial Instruments: Recognition and Measurement" are classified as

Note 1 Summary of significant accounting policies (continued)

either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial assets at fair value through the profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

Accounting policy applicable for the year ended 30 June 2006

Held-to-maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Interest bearing investments that are intended to be held-to-maturity are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or in the event of impairment, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified within any of the three preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date.

For investments where there is no active market or no quoted market price, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, that is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment; discounted cash flow analysis and option pricing models.

Accounting policy applicable for the year ended 30 June 2005

The Group's interests in shares and other investments are included in the financial statements at the lower of cost and recoverable amount. Dividends and other distributions from these investments are recognised in the income statement when received.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.
Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Where an asset is acquired by means of a finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, costs are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Property, Plant & Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

The Group depreciates plant and equipment so that the assets are written-off over their estimated useful economic lives, using reducing balance or straight-line methods as appropriate. Lease premiums and leasehold improvements are written-off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as "Projects in Progress" at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, and an appropriate proportion of variable and fixed overheads.

The depreciation rates used for each class of asset are as follows:

Note 1 Summary of significant accounting policies (continued)

Freehold buildings and improvements 1.5%
Leasehold buildings and improvements 4.0% (representing average lease term)
Plant and equipment 2.5% - 40.0%

The assets' residual values, useful lives and amortisation methods are reviewed and adjusted, if appropriate, at each financial year-end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the period the asset is derecognised.

Intangible Assets

Brand names

Acquired brand names are initially included in the financial statements at cost. Following initial recognition, brand names are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated brand names, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The useful lives of brand names are assessed to be either finite or indefinite. Brand names with a long-term strategic focus have indefinite lives and are not amortised. Refer to further comments in note 17. In certain circumstances where brand names have definite lives, the carrying amount of the applicable brand names are amortised over their expected useful lives (generally five years) and the expense is taken to the income statement.

Brand names are tested for impairment where an indicator of impairment exist, and in the case of indefinite lived brand names the carrying value is tested for impairment as part of the annual testing of cash generating units. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing brand names is written-off in the income statement in the year in which it is incurred.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of the cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Mailing Lists and Customer Lists

Acquired mailing lists and customer lists are initially included in the financial statements at cost. Following initial recognition, these assets are measured at cost less amortisation and any accumulated impairment losses. These assets are amortised over the lesser of the expected period of benefits and three years. Amortisation is calculated using the straight-line method.

Mailing lists and customer lists are assessed at each reporting date to determine whether there are any indicators of impairment. If such indicators exist, these amounts are tested for impairment.

Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing mailing and customer lists is written off in the income statement in the period in which it is incurred.

Note 1 Summary of significant accounting policies (continued)

Agriculture

Agriculture comprises grape vines and olive trees. Both of these assets are measured at fair value less estimated point of sale costs, with changes in the fair value during the period recognised in the income statement. Costs incurred in maintaining agricultural assets are recognised as expenses in the income statement.

The fair value of picked grapes and olives is recognised in the income statement in the period of harvest.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amount payable in the future are discounted to their present value as at the date of acquisition.

Borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the year ended 30 June 2006 and the year ended 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

Borrowings are initially recorded at fair value of the consideration received, net of issue costs directly associated with the borrowing.

After initial recognition, borrowings are subsequently measured at amortised cost, which present values the borrowing using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on issuance.

Gains and losses are recognised in the income statement in the event that the liabilities are derecognised.

Accounting policy applicable for year ended 30 June 2005

Bank loans are carried at their principal amounts. Bank bills are carried at the amount which represents the present value of future cash flows. Interest is accrued over the period it becomes due and that part not paid is recorded as part of other creditors.

Certain bank loans denominated in foreign currency are hedged through various forms of foreign exchange hedge contracts. The loans and contracts have been valued at the exchange rate at reporting date.

As a result of the reporting date exchange rates being different to the hedge contract exchange rates, a receivable from or payable to, the relevant hedge contract counterparty arises and has been included in "receivables" or "payables" and "borrowings" in the balance sheet as applicable.

Payables

Accounting policy applicable for the year ended 30 June 2006 and 30 June 2005

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity.

Trade payables are normally settled within 60 days.

Employee Benefits

Wages, salaries, annual leave, bonuses and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave and other current employee entitlements (that are expected to be paid within twelve months) are accrued at undiscounted amounts, calculated at amounts expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Liabilities for short-term bonus plans (STIP) are recognised where there is a contractual or constructive obligation and accrued on an undiscounted basis.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of the current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling more than 12 months after balance date are discounted to present value.

Superannuation plan

The Group has both defined benefit and defined contribution superannuation plans.

Note 1 Summary of significant accounting policies (continued)

An asset or liability is recognised in the balance sheet in respect of the defined benefit plans at the present value of the defined benefit obligation at balance date less the fair value of plan assets, together with adjustments for unrecognised actuarial past service costs. The defined benefit obligation is calculated regularly by an independent actuary.

Actuarial gains and losses are adjusted directly against retained earnings.

For defined contribution plans, contributions are recognised as an employee benefit expense when they are due.

Shared-based Payment Transactions / Employee Share Plans

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised over the vesting period of the equity instrument. The fair value is determined by an external valuer using a binomial model.

The Group has applied the requirements of AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' in respect of equity-settled awards and has applied AASB 2 'Share-Based Payment' only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Shares issued to employees under the Long Term Incentive Plan are recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights to receive shares granted to employees. At each reporting date, the Group revises its estimates of the number of LTIP rights that are expected to become exercisable. The Company recognises the impact of the revision of original estimates immediately to the extent it relates to past services and the rest, if any, over the remaining vesting period in the income statement, and a corresponding adjustment to equity.

Shares issued to employees under the employee share grant plan are recognised as an expense at the fair value of the granted shares.

Provisions

Provisions are recognised when a present obligation (legal, equitable or constructive) to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed. Restructuring provisions are only recognised on acquisition when the provision is a recognised liability of the acquired entity at the time of acquisition.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits expected to be received.

Foreign Currency Translation

(a) Functional and presentation currency:
The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of the Company and its Australian subsidiaries. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(b) Transactions and balances:
Transactions denominated in a foreign currency are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, arising from those transactions, are retranslated at the exchange rates at reporting date.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at year-end are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. These amounts remain in equity until either the hedged transaction occurs or the disposal of the net investment, at which time they are recognised in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Foreign Group Companies
The results and financial position of the foreign group entities that have a functional currency different to Australian dollars are

Note 1 Summary of significant accounting policies (continued)

translated into the presentation currency of the Company (being Australian dollars) as follows:

(i) assets and liabilities are translated at the closing rate at the balance sheet date;
(ii) income and expenses for each income statement are translated at the weighted average exchange rates for the period;
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholder's equity.

When a foreign operation is sold, the cumulative exchange difference in the foreign currency translation reserve for this operation is recognised in the income statement as part of the gain and loss on sale.

Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the local tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws applicable to the origin of the temporary differences) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Management have determined that deferred tax assets and deferred tax liabilities associated with indefinite life intangibles such as brand names should be measured based on the tax consequences that would follow from the sale of that asset. Deferred tax assets are only booked where recovery of that asset is probable.

Tax consolidation legislation
Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its Australian resident subsidiaries.

The head entity, FGL and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured on a "group allocation" approach, under which the current and deferred tax amounts for the tax-consolidated group are allocated among each entity in the group. Current tax assets and liabilities are paid by the head entity for entities forming part of the tax-consolidated group. These balances are transferred to the head entity in the tax-consolidated group via distribution or contributions.

Derecognition of financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and liabilities for the year ended 30 June 2006 and the year ended 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

The derecognition of a financial asset takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. The derecognition of financial assets takes place when the rights to receive cash flow from the assets expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Accounting policy applicable for the year ended 30 June 2005

A financial asset is derecognised when the contractual right to receive or exchange cash no longer exists.

Derivative financial instruments

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the year ended 30 June 2006 and the year ended 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Note 1 Summary of significant accounting policies (continued)

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction; or hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in that year.

Accounting policy applicable for year ended 30 June 2005

The Group utilises derivative financial instruments solely for hedging purposes, in the normal course of actively managing its exposures to fluctuations in interest and exchange rates.

All material foreign currency exposures are hedged. Gains and losses on hedges covering foreign exchange exposures in respect of specific purchase and sale agreements are deferred and included in the determination of the amounts at which the transactions are brought to account.

The net effect of interest rate swap agreements is included in the calculation of net interest. The carrying amount of interest rate swaps, which comprise net interest receivables and payables accrued, are included in assets and liabilities respectively.

Impairment of financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (ie. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is revised. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale investments
If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost

Note 1 Summary of significant accounting policies (continued)

(net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement.

Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Accounting policy applicable for year ended 30 June 2005

For current financial assets, refer policy note on "Trade and Other receivables"

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as deduction, net of tax from the proceeds.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statement are:

Net Realisable Value of Inventory

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower cost and estimated net realisable value. The period over which some wine inventories are converted from raw materials to finished goods can be a significant length of time. For this component of finished goods, net realisable value is determined using forecast demand and expected market prices at the time the wine is expected to be sold. Forecast demand and market prices can vary significantly over the holding period up to the date of sale and therefore, involves estimating the most likely conditions at the expected point of sale.

Estimated impairment of goodwill intangibles with indefinite useful lives

The Group tests annually whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated above. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Information about the estimates used to measure the recoverable amount of cash generating units is disclosed in note 17.

Agriculture

The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair values of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines.

Critical estimates are required in the identification of factors that have a long-term impact on the viability of the vines and in the measurement of the change in value such factors have on the valuation of vines.

Taxation

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax positions in the period in which such determination is made.

Critical judgements in applying the entity's accounting policies

Useful life of intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names that have indefinite lives are not amortised. Management use judgement in determining whether an individual brand will have a finite life or an indefinite life. In making this determination, management make use of information on the long-term strategy for the brand, the level of growth or decline of the markets that the brands operate in, and the history of the market and the brand's position within that market. If a brand is assessed to have a finite life, management will use judgement in determining the useful life of the brand and will consider the period over which expected cash flows will continue to be derived in making that decision.

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Note 2 Revenue, income and expenses

	FGL 2006 $m	FGL 2005 $m	Consolidated 2006 $m	Consolidated 2005 $m
Revenue				
Sales Revenue from continuing operations			**4,907.8**	3,931.4
Royalties			**38.6**	40.9
Net Sales Revenue			**4,946.4**	3,972.3
Dividends	**700.0**	660.5	**0.1**	2.9
Rent			**0.1**	0.1
Other revenue	**-**	3.2	**173.2**	179.7
Total other revenue	**700.0**	663.7	**173.4**	182.7
Total revenue from continuing operations	**700.0**	663.7	**5,119.8**	4,155.0
Income				
Net profit/(loss) on disposal of				
- property, plant and equipment	**-**	8.3	**9.6**	13.9
- agriculture			**(1.4)**	-
- investments			**-**	57.5
- non-current assets held for sale			**5.1**	-
- intangibles			**728.1**	-
- controlled entities			**11.3**	-
Foreign Exchange	**-**	0.5	**21.1**	22.7
Other income	**1.7**	14.7		
Total income from continuing operations	**1.7**	23.5	**773.8**	94.1
Depreciation	**(5.5)**	(5.5)	**(153.5)**	(133.8)
Amortisation			**(10.4)**	(15.9)
Net agriculture valuation movement			**(7.1)**	(17.7)
finance income				
- controlled entities	**136.1**	97.9		
- other persons	**0.1**	0.6	**28.2**	36.1
- fair value loans	**2.8**	-	**2.8**	-
	139.0	98.5	**31.0**	36.1
finance costs				
- controlled entities	**(36.6)**	(18.6)		
- other persons	**(2.1)**	(3.0)	**(274.3)**	(132.2)
	(38.7)	(21.6)	**(274.3)**	(132.2)
net finance income/(cost)	**100.3**	76.9	**(243.3)**	(96.1)

Note 4 Discontinued operations

Lensworth and Australian Leisure & Hospitality (ALH) division have both been recognised as discontinued operations, following the divestment of these businesses on 9 December 2004 and 5 November 2003 respectively. The continued retention of Lensworth and Australian Leisure & Hospitality Group was not considered essential for the execution of the Group's premium branded beverage strategy. The 2006 results are attributable to a number of residual ALH properties which were sold in 2003, with the sale of these properties only recorded once the development of the properties has been completed and title passed to the acquirer.

	Consolidated	
	2006	2005
	$m	$m
Consolidated income statement information		
Revenue	-	-
Cost of sales	-	-
Gross profit	-	-
Other income	-	90.6
Selling expenses	-	(57.0)
Marketing expenses	-	-
Administration expenses	-	(9.5)
Other expenses	-	-
Profit before tax and finance costs	-	24.1
Net finance costs	-	-
Income tax expense	-	(7.5)
Profit after tax from discontinued operations	-	16.6
Gain on sale before income tax	**1.8**	459.5
Income tax expense	-	(8.3)
Net profit from discontinued operations	**1.8**	467.8
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	**14.4**	16.6
Liabilities directly associated with non-current assets held for sale	**21.5**	27.0
Net Assets	**(7.1)**	(10.4)
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	-	89.3
Payments to suppliers, governments and employees	-	(114.7)
Net Operating Cash Flows	-	(25.4)
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	-	(0.1)
Proceeds from sale of property, plant and equipment	-	4.5
Payments for acquisition of investments and other assets	-	(30.3)
Proceeds from sale of controlled entities	-	786.2
Net Investing Cash Flows	-	760.3
Cash Flows related to Financing activities		
Transfer of cash from discontinued operation	-	741.0
Net increase / (decrease) in cash held	-	(6.1)

Note 2 Revenue, income and expenses

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Revenue				
Sales Revenue from continuing operations			**4,907.8**	3,931.4
Royalties			**38.6**	40.9
Net Sales Revenue			**4,946.4**	3,972.3
Dividends	**700.0**	660.5	**0.1**	2.9
Rent			**0.1**	0.1
Other revenue	**-**	3.2	**173.2**	179.7
Total other revenue	**700.0**	663.7	**173.4**	182.7
Total revenue from continuing operations	**700.0**	663.7	**5,119.8**	4,155.0
Income				
Net profit/(loss) on disposal of				
- property, plant and equipment	**-**	8.3	**9.6**	13.9
- agriculture			**(1.4)**	-
- investments			**-**	57.5
- non-current assets held for sale			**5.1**	-
- intangibles			**728.1**	-
- controlled entities			**11.3**	-
Foreign Exchange	**-**	0.5	**21.1**	22.7
Other income	**1.7**	14.7		
Total income from continuing operations	**1.7**	23.5	**773.8**	94.1
Depreciation	**(5.5)**	(5.5)	**(153.5)**	(133.8)
Amortisation			**(10.4)**	(15.9)
Net agriculture valuation movement			**(7.1)**	(17.7)
finance income				
- controlled entities	**136.1**	97.9		
- other persons	**0.1**	0.6	**28.2**	36.1
- fair value loans	**2.8**	-	**2.8**	-
	139.0	98.5	**31.0**	36.1
finance costs				
- controlled entities	**(36.6)**	(18.6)		
- other persons	**(2.1)**	(3.0)	**(274.3)**	(132.2)
	(38.7)	(21.6)	**(274.3)**	(132.2)
net finance income/(cost)	**100.3**	76.9	**(243.3)**	(96.1)

Note 2 Revenue, income and expenses (continued)

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
- doubtful debts - trade debtors			**-**	(3.2)
- doubtful debts - other debtors			**-**	(2.4)
- employee entitlements	**(5.9)**	(3.0)	**(116.0)**	(72.0)
- other	**1.2**	-	**(37.0)**	(42.4)
write-down in value of inventories			**(6.9)**	(9.0)
reversal of previous inventory write-downs			**9.2**	0.6
bad debts written-off trade debtors			**-**	(0.6)
rental expense relating to operating leases	**(2.4)**	(2.0)	**(66.2)**	(63.0)
defined benefit superannuation expense	**0.8**	1.6	**3.2**	5.5
Recoverable amount write-down				
- property, plant and equipment			**(12.3)**	(42.7)
- intangible assets			**(59.1)**	(21.9)
- investments			**-**	(22.1)
- assets held for sale			**(32.4)**	-

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,847.4 million (2005: $1,753.5 million) of which $1,351.1 million (2005: $1,302.8 million) relates to excise. Net sales includes amounts for freight charged to customers. Sales revenue from continuing operations includes the sale of spirits, ciders and certain wine products.

Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales, bio-resources revenue and wine club membership fees.

Finance costs includes a net gain of $6.2 million relating to various debt re-financing activities during the year.

Note 3 Material items

Individually material items included in profit from continuing operations before income tax:

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(tax effect nil unless otherwise stated)				
Southcorp Integration				
Redundancies, asset write downs and other restructuring costs associated with Southcorp integration, comprising:				
- redundancies (tax benefit applicable $17.7 million, FGL $0.3 million; 2005: $10.6 million)	**(1.0)**	-	**(50.9)**	(34.6)
- non-cash loss on foreign exchange derivative contracts (tax benefit applicable $2.3 million)			**(7.1)**	-
- gain on net financing activities (2005 tax expense applicable $1.5 million)			**-**	5.1
- asset recoverable amount write downs and other non-cash restructuring costs (tax benefit applicable $3.3 million; 2005: $7.2 million)			**(11.1)**	(23.8)
- restructure, relocation and closure costs (tax benefit applicable $4.0 million; 2005: $2.9 million)			**(11.5)**	(9.6)
- other cash restructuring costs (tax benefit applicable $6.9 million, FGL $1.8 million; 2005: $5.4 million, FGL $1.7 million)	**(6.1)**	(12.9)	**(21.3)**	(17.2)
	(7.1)	(12.9)	**(101.9)**	(80.1)
International beer business restructuring				
- net gain on sale of Foster's brand European rights, partly offset by onerous contract provisions and restructuring costs (tax expense applicable $7.8 million)			**705.3**	-
- gain on disposal of Foster's China business (tax expense applicable $0.4 million)			**7.8**	-
Foster's USA partnership investment provision			**-**	(23.7)
Other initiatives				
Wine Clubs and Services recoverable amount asset write-downs and provisions (tax benefit applicable $5.0 million; 2005 tax benefit applicable: $3.7 million)	**(2.7)**	-	**(85.7)**	(28.8)
Sale of 10% shareholding in Australian Leisure and Hospitality Group Limited (ALH)			**-**	55.4
Australian Beer recoverable amount write-down to assets affected by the 2003 Operational review (tax benefit applicable $4.4 million)			**-**	(14.7)
Sale of Corporate Artwork	**-**	8.3	**-**	8.3
Total material items (tax benefit applicable $31.0 million, FGL $2.1 million; 2005 tax benefit applicable $32.7 million, FGL $1.7 million)	**(9.8)**	(4.6)	**525.5**	(83.6)

Material item expenditure has predominantly been disclosed in "other expenses" in the income statement. Material gains on disposal of businesses are disclosed in "other income" in the income statement.

Included in 2005 Southcorp integration costs are net financing gains of $5.1 million which includes $15.1 million material finance costs arising from hedging activities.

Note 4 Discontinued operations

Lensworth and Australian Leisure & Hospitality (ALH) division have both been recognised as discontinued operations, following the divestment of these businesses on 9 December 2004 and 5 November 2003 respectively. The continued retention of Lensworth and Australian Leisure & Hospitality Group was not considered essential for the execution of the Group's premium branded beverage strategy. The 2006 results are attributable to a number of residual ALH properties which were sold in 2003, with the sale of these properties only recorded once the development of the properties has been completed and title passed to the acquirer.

	Consolidated	
	2006	2005
	$m	$m
Consolidated income statement information		
Revenue	-	-
Cost of sales	-	-
Gross profit	-	-
Other income	-	90.6
Selling expenses	-	(57.0)
Marketing expenses	-	-
Administration expenses	-	(9.5)
Other expenses	-	-
Profit before tax and finance costs	-	24.1
Net finance costs	-	-
Income tax expense	-	(7.5)
Profit after tax from discontinued operations	-	16.6
Gain on sale before income tax	**1.8**	459.5
Income tax expense	-	(8.3)
Net profit from discontinued operations	**1.8**	467.8
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	**14.4**	16.6
Liabilities directly associated with non-current assets held for sale	**21.5**	27.0
Net Assets	**(7.1)**	(10.4)
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	-	89.3
Payments to suppliers, governments and employees	-	(114.7)
Net Operating Cash Flows	-	(25.4)
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	-	(0.1)
Proceeds from sale of property, plant and equipment	-	4.5
Payments for acquisition of investments and other assets	-	(30.3)
Proceeds from sale of controlled entities	-	786.2
Net Investing Cash Flows	-	760.3
Cash Flows related to Financing activities		
Transfer of cash from discontinued operation	-	741.0
Net increase / (decrease) in cash held	-	(6.1)

Note 5 Income tax

The major components of income tax expense are:

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Current income tax				
Current income tax charge	**17.1**	7.6	**195.3**	174.7
Prior year under/(over) provision	**-**	-	**0.5**	(2.5)
Deferred income tax				
Origination and reversal of temporary differences	**0.4**	-	**37.7**	47.2
Total tax expense	**17.5**	7.6	**233.5**	219.4
Deferred income tax (revenue)/expense included in the income tax expense comprises				
- decrease/(increase) in deferred tax assets	**(1.0)**	-	**9.6**	69.5
- (decrease)/increase in deferred tax liabilities	**1.4**	-	**28.1**	(22.3)
	0.4	-	**37.7**	47.2

The amount of income tax expense as shown in the income statement differs from the prima facie income tax expense attributable to profit. The differences are reconciled as follows from operations:

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Profit before tax from continuing operations	**752.6**	710.7	**876.0**	744.6
Profit before tax from discontinued operations			**1.8**	483.6
Material items before tax - continuing operations	**(9.8)**	(4.6)	**525.5**	(83.6)
	742.8	706.1	**1,403.3**	1,144.6
prima facie income tax expense attributable to profit from operations calculated at the rate of 30% (2005: 30%)	**222.8**	211.8	**421.0**	343.4
tax effect of				
non recognition of deferred tax assets			**5.3**	6.9
non taxable income and profits	**(210.0)**	(204.2)	**(83.4)**	-
depreciation and amortisation not allow able			**0.2**	-
rebatable dividends			**(1.3)**	(1.4)
utilisation of losses			**(119.6)**	(171.2)
sundry items	**0.9**	-	**(4.9)**	39.6
restatement of deferred tax liabilities	**3.8**	-	**1.8**	-
foreign tax rate differential			**13.9**	4.6
under/(over) provisions in previous years			**0.5**	(2.5)
Total tax expenses	**17.5**	7.6	**233.5**	219.4
Income tax expense reported in the consolidated income statement	**(17.5)**	(7.6)	**(233.5)**	(219.4)
Income tax attributable to discontinued operations			**-**	(15.8)
Income tax attributable to continuing operations	**(17.5)**	(7.6)	**(233.5)**	(203.6)

Note 5 Income tax (continued)

Deferred income tax relates to the following:

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Movement in deferred tax assets:				
Opening balance	**13.7**	13.7	**420.4**	392.8
- change on adoption of AASB 132 and AASB 139			**1.0**	-
- credited/(charged) to the income statement	**1.0**	-	**(9.6)**	(69.5)
- credited/(charged) to equity			**14.3**	(27.8)
- acquisition of a subsidiary			**-**	124.9
Closing balance	**14.7**	13.7	**426.1**	420.4
Movement in deferred tax liabilities:				
Opening balance	**0.4**	0.4	**757.4**	758.8
- change on adoption of AASB 132 and AASB 139			**(13.0)**	-
- (credited)/charged to the income statement	**1.4**	-	**28.1**	(22.3)
- (credited)/charged to equity			**28.7**	(37.7)
- acquisition of a subsidiary			**-**	58.6
Closing balance	**1.8**	0.4	**801.2**	757.4
Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period in net profit or loss but directly debited or credited to equity:				
current tax - (credited) directly to equity			**(32.3)**	-
net deferred tax - debited/(credited) directly to equity			**14.4**	(9.9)
Total current and deferred tax recognised directly in equity			**(17.9)**	(9.9)

Deferred Tax Asset

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $332 million (2005: $271.9 million), FGL $254 million (2005: $258 million).

These benefits will be obtainable only if:

- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax laws of various countries; and
- any further changes in the tax laws of a relevant country do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Note 5 Income tax (continued)

Deferred Tax Assets	FGL		Consolidated	
The balance comprises temporary differences attributable to:	**2006 $m**	2005 $m	**2006 $m**	2005 $m
Inventory			**10.1**	15.4
Fixed assets			**44.6**	41.4
Accruals	**4.6**	3.4	**19.0**	12.8
Provisions	**1.6**	3.2	**108.0**	138.2
Deferred interest			**71.2**	106.4
Borrow ings			**20.2**	-
Foreign exchange			**35.6**	5.6
Tax losses			**61.7**	69.7
Other tax receivable	**6.9**	6.9	**19.9**	22.3
Other	**1.6**	0.2	**35.8**	8.6
Total Deferred tax assets	**14.7**	13.7	**426.1**	420.4

Deferred Tax Liabilities	FGL		Consolidated	
The balance comprises temporary differences attributable to:	**2006 $m**	2005 $m	**2006 $m**	2005 $m
Inventory			**22.4**	28.0
Fixed assets	**1.8**	0.3	**285.7**	309.4
Agriculture assets			**96.9**	83.8
Intangibles			**255.2**	248.3
Borrow ings			**20.8**	-
Foreign exchange			**18.2**	18.4
Warranties			**15.1**	10.1
Other	**-**	0.1	**86.9**	59.4
Total Deferred tax liabilities	**1.8**	0.4	**801.2**	757.4

Australian Tax Consolidation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its wholly-owned Australian resident subsidiaries.

The members of the group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the group in the event of default by the head entity or upon leaving the group. At 30 June 2006, the possibility of default by the head entity was remote.

Ongoing tax audits

The Group is subject to ongoing tax audits by Taxation authorities in several jurisdictions covering a variety of taxes. The Group fully co-operates with these enquiries as and when they arise.

Note 6 Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m	Non-cash expenses other than depreciation and amortisation $m	Net cash flow from operating activities $m	Net cash flow from investing activities $m
				2006				
Geographic segments								
Australia	**5,187.1**	**636.2**	**177.7**	**107.6**	**21.9**	**80.8**	**888.4**	**(290.5)**
Asia and Pacific	**238.8**	**34.8**	**8.5**	**9.2**	**7.1**	**12.8**	**51.4**	**(5.6)**
Europe	**811.0**	**111.2**	**9.6**	**8.9**	**58.7**	**13.0**	**118.0**	**731.3**
Americas	**3,165.5**	**208.6**	**74.2**	**30.6**	**16.1**	**3.3**	**262.5**	**(35.2)**
Continuing operations	**9,402.4**	**990.8**	**270.0**	**156.3**	**103.8**	**109.9**	**1,320.3**	**400.0**
Unallocated								
Corporate	**146.6**	**200.5**	**16.8**	**7.6**	**-**	**11.1**	**(42.9)**	**(62.9)**
Cash/Borrowings	**449.6**	**3,941.0**					**(232.2)**	
Deferred tax assets/tax provisions	**426.1**	**803.6**					**(210.0)**	
Continuing operations	**10,424.7**	**5,935.9**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
Discontinued operations - Australia	**14.4**	**21.5**	**-**	**-**	**-**	**-**	**-**	**-**
Total operations	**10,439.1**	**5,957.4**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
				2005				
Geographic segments								
Australia	4,926.7	879.7	1,867.5	88.7	50.1	69.5	701.2	(3,087.3)
Asia and Pacific	253.5	36.4	15.3	8.9	-	4.9	24.1	(22.0)
Europe	1,006.2	109.4	565.2	10.7	13.9	20.3	72.2	(18.8)
Americas	3,356.9	206.4	767.9	32.0	22.1	25.3	123.0	31.1
Continuing operations	9,543.3	1,231.9	3,215.9	140.3	86.1	120.0	920.5	(3,097.0)
Unallocated								
Corporate	223.0	197.0	2.9	9.4	0.6	10.3	(76.3)	22.4
Cash/Borrowings	792.1	5,025.7					(108.7)	
Deferred tax assets/tax provisions	420.4	806.6					(185.6)	
Continuing operations	10,978.8	7,261.2	3,218.8	149.7	86.7	130.3	549.9	(3,074.6)
Discontinued operations	16.6	27.0	0.1	-	-	-	(26.5)	760.3
Total operations	10,995.4	7,288.2	3,218.9	149.7	86.7	130.3	523.4	(2,314.3)

Note 6 Segment results (continued)

	Total revenue $m	Inter segment sales $m	Net external revenue $m	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
			2006			
Geographical segments						
Australia	**2,991.5**	**(55.6)**	**2,935.9**	**775.4**	**(89.2)**	**686.2**
Asia and Pacific	**328.1**	**(11.6)**	**316.5**	**42.1**	**6.4**	**48.5**
Europe	**601.6**	**(6.0)**	**595.6**	**110.1**	**642.8**	**752.9**
Americas	**1,254.7**	**-**	**1,254.7**	**250.4**	**(27.4)**	**223.0**
Continuing operations	**5,175.9**	**(73.2)**	**5,102.7**	**1,178.0**	**532.6**	**1,710.6**
Unallocated						
Corporate	**17.1**	**-**	**17.1**	**(58.7)**	**(7.1)**	**(65.8)**
Net finance costs				**(243.3)**	**-**	**(243.3)**
Continuing operations	**5,193.0**	**(73.2)**	**5,119.8**	**876.0**	**525.5**	**1,401.5**
Discontinued operations - Australia				**1.8**	**-**	**1.8**
Total operations	**5,193.0**	**(73.2)**	**5,119.8**	**877.8**	**525.5**	**1,403.3**
			2005			
Geographical segments						
Australia	2,577.6	(35.9)	2,541.7	637.8	(17.0)	620.8
Asia and Pacific	271.1	-	271.1	31.7	(8.1)	23.6
Europe	424.9	-	424.9	75.5	(19.5)	56.0
Americas	915.9	-	915.9	151.9	(43.1)	108.8
Continuing operations	4,189.5	(35.9)	4,153.6	896.9	(87.7)	809.2
Unallocated						
Corporate	1.4	-	1.4	(71.3)	19.2	(52.1)
Net finance costs				(81.0)	(15.1)	(96.1)
Continuing operations	4,190.9	(35.9)	4,155.0	744.6	(83.6)	661.0
Discontinued operations - Australia				483.6	-	483.6
Total operations	4,190.9	(35.9)	4,155.0	1,228.2	(83.6)	1,144.6

The Group predominantly operates in four geographic segments. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis and is eliminated on consolidation.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $8.6 million (2005: $7.0 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $68.3 million (2005: $63.3 million) (refer note 12).

The wine business harmonised inventory costing during the 2006 year, between the acquired Southcorp business and existing wine operations. The financial impact of the costing changes was adjusted in the current period results, which increased the value of Australia wine inventory by $16.8 million and decreased Americas wine inventory by $12.8 million.

Note 6 Segment results (continued)

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m	Non-cash expenses other than depreciation and amortisation $m	Net cash flow from operating activities $m	Net cash flow from investing activities $m
			2006					
Industry segments								
Australian Beer	**1,328.5**	**287.4**	**43.7**	**50.0**	**-**	**24.7**	**694.6**	**(42.0)**
International Beer	**212.3**	**44.5**	**4.7**	**8.0**	**3.4**	**13.0**	**65.1**	**737.5**
Wine	**7,861.6**	**658.9**	**221.6**	**98.3**	**100.4**	**72.2**	**560.6**	**(295.5)**
Continuing operations	**9,402.4**	**990.8**	**270.0**	**156.3**	**103.8**	**109.9**	**1,320.3**	**400.0**
Unallocated								
Corporate	**146.6**	**200.5**	**16.8**	**7.6**	**-**	**11.1**	**(42.9)**	**(62.9)**
Cash/Borrowings	**449.6**	**3,941.0**					**(232.2)**	
Deferred tax assets/tax provisions	**426.1**	**803.6**					**(210.0)**	
Continuing operations	**10,424.7**	**5,935.9**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
Discontinued operations	**14.4**	**21.5**	**-**				**-**	**-**
Total operations	**10,439.1**	**5,957.4**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
			2005					
Industry segments								
Australian Beer	1,312.9	304.8	103.6	50.6	19.4	39.0	590.8	31.6
International Beer	231.3	19.6	9.2	8.0	22.1	25.4	43.7	(11.9)
Wine	7,999.1	907.5	3,103.1	81.7	44.6	55.6	286.0	(3,116.7)
Continuing operations	9,543.3	1,231.9	3,215.9	140.3	86.1	120.0	920.5	(3,097.0)
Unallocated								
Corporate	223.0	197.0	2.9	9.4	0.6	10.3	(76.3)	22.4
Cash/Borrowings	792.1	5,025.7					(108.7)	
Deferred tax assets/tax provisions	420.4	806.6					(185.6)	
Continuing operations	10,978.8	7,261.2	3,218.8	149.7	86.7	130.3	549.9	(3,074.6)
Discontinued operations	16.6	27.0	0.1				(26.5)	760.3
Total operations	10,995.4	7,288.2	3,218.9	149.7	86.7	130.3	523.4	(2,314.3)

Note 6 Segment results (continued)

	Total revenue $m	Inter segment sales $m	Net external revenue $m	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
			2006			
Industry segments						
Australian Beer	**2,142.1**	**-**	**2,142.1**	**669.7**	**(8.9)**	**660.8**
International Beer	**220.1**	**-**	**220.1**	**38.5**	**713.1**	**751.6**
Wine	**2,813.7**	**(73.2)**	**2,740.5**	**469.8**	**(171.6)**	**298.2**
Continuing operations	**5,175.9**	**(73.2)**	**5,102.7**	**1,178.0**	**532.6**	**1,710.6**
Unallocated						
Corporate	**17.1**	**-**	**17.1**	**(58.7)**	**(7.1)**	**(65.8)**
Net finance costs				**(243.3)**	**-**	**(243.3)**
Continuing operations	**5,193.0**	**(73.2)**	**5,119.8**	**876.0**	**525.5**	**1,401.5**
Discontinued operations				**1.8**	**-**	**1.8**
Total operations	**5,193.0**	**(73.2)**	**5,119.8**	**877.8**	**525.5**	**1,403.3**
			2005			
Industry segments						
Australian Beer	2,015.5	-	2,015.5	572.6	40.7	613.3
International Beer	254.7	-	254.7	43.6	(25.0)	18.6
Wine	1,919.3	(35.9)	1,883.4	280.7	(103.4)	177.3
Continuing operations	4,189.5	(35.9)	4,153.6	896.9	(87.7)	809.2
Unallocated						
Corporate	1.4	-	1.4	(71.3)	19.2	(52.1)
Net finance costs				(81.0)	(15.1)	(96.1)
	4,190.9	(35.9)	4,155.0	744.6	(83.6)	661.0
Discontinued operations				483.6	-	483.6
Total operations	4,190.9	(35.9)	4,155.0	1,228.2	(83.6)	1,144.6

Note 7 Earnings per share

	Consolidated 2006	2005
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**57.9**	22.6
Basic earnings per share (cents) based on net profit from discontinued operations	**0.1**	23.4
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**58.0**	46.0
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**2,012,182**	1,998,763
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**57.9**	22.6
Diluted earnings per share (cents) based on net profit from discontinued operations	**0.1**	23.4
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**58.0**	46.0
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**2,012,182**	1,999,597

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

Basic earnings per share	$m	$m
Net profit from continuing operations	**1,168.0**	457.4
Net profit attributable to minority interests	**(3.6)**	(5.3)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	**1,164.4**	452.1
Net profit from discontinued operations	**1.8**	467.8
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**1,166.2**	919.9
Diluted earnings per share		
Net profit from continuing operations	**1,168.0**	457.4
Net profit attributable to minority interests	**(3.6)**	(5.3)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**1,164.4**	452.1
Net profit from discontinued operations	**1.8**	467.8
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**1,166.2**	919.9

Note 8 Dividends

	FGL	
	2006 **$m**	2005 $m
Interim dividend of 9.75 cents per ordinary share paid 3 April 2006 (2005: 9.25 cents per ordinary share paid 4 April 2005)	**196.4**	184.4
Final dividend of 11.75 cents per ordinary share proposed by Directors to be paid 2 October 2006 (2005: 10.75 cents per ordinary share paid 3 October 2005)	**237.2**	215.3
Total dividend of 21.50 cents per ordinary share (2005: 20.00 cents per ordinary share)	**433.6**	399.7
Proposed for approval at Annual General Meeting (not recognised as a liability as at 30 June)		
Total franked dividends for 2006: 21.50 cents per ordinary share (2005: 20.00 cents per ordinary share)	**433.6**	399.7
The amount of dividends that have been or will be franked	**411.7**	394.3
Amount of franking credits available for the subsequent year	**166.9**	187.5
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**332.9**	300.3
Satisfied by the issue of shares	**78.7**	93.9
Employee share plan loan repayment	**0.1**	0.1
	411.7	394.3

	Consolidated	
	2006	2005
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
- franking account balance as at the end of the financial year at 30% (2005: 30%)	**165.7**	149.7
- franking credits that will arise from the payment of income tax payable as at the end of the financial year	**1.2**	37.8
The amount of franking credits available for future reporting periods:	**166.9**	187.5
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	**101.7**	92.3
	65.2	95.2

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2006. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

Note 9 Cash and cash equivalents

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
at bank, on hand and in transit	**2.4**	0.8	**295.6**	153.9
on deposit			**154.0**	638.2
Total Cash and cash equivalents	**2.4**	0.8	**449.6**	792.1

The cash on deposit for the consolidated entity is bearing floating interest rates between 1.11% and 6.73% (2005: 1.75% and 7.0%). Details regarding the fair value of cash and cash equivalents is disclosed in note 19.

Note 10 Receivables

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Current				
trade debtors			**842.9**	837.9
provision for doubtful debts			**(17.5)**	(15.7)
other debtors	**4.0**	6.1	**81.9**	167.2
provision for doubtful debts	**(1.5)**	(1.5)	**(3.9)**	(3.9)
loans to other persons	**0.2**	0.2	**1.1**	1.0
provision for doubtful debts	**(0.2)**	(0.2)	**(0.2)**	(0.2)
employee share plan loans	**0.8**	0.9	**0.8**	1.4
amounts due from controlled entities	**8,003.1**	8,639.4		
provision for doubtful debts	**(466.0)**	(466.0)		
other assets	**8.1**	2.0	**55.9**	61.3
Total Current Receivables	**7,548.5**	8,180.9	**961.0**	1,049.0
Non Current				
trade debtors			**0.2**	0.6
other debtors	**21.6**	39.3	**38.3**	61.3
loans to other persons	**0.1**	0.2	**0.1**	3.9
employee share plan loans	**9.5**	14.9	**9.5**	14.9
defined benefit superannuation surplus	**0.8**	-	**5.2**	0.5
other assets			**18.6**	118.3
Total Non Current Receivables	**32.0**	54.4	**71.9**	199.5

Details regarding the effective interest rate, credit risk and fair values of receivables is disclosed in note 19.

Note 11 Inventories

	Consolidated	
	2006	2005
	$m	$m
Current		
finished goods at cost	**520.0**	558.1
finished goods at net realisable value	**1.0**	13.3
raw materials and stores at cost	**487.3**	552.5
raw materials and stores at cost (subject to NRV)	**7.3**	3.7
work in progress at cost	**239.1**	328.9
work in progress at net realisable value	**23.4**	11.3
Total Current Inventories	**1,278.1**	1,467.8
Non Current		
raw materials and stores at cost	**296.0**	307.0
work in progress at cost	**180.5**	85.8
	476.5	392.8
properties held for development and sale at net realisable value		
- cost of acquisition	**4.6**	8.1
	4.6	8.1
Total Non Current Inventories	**481.1**	400.9
Total Inventories	**1,759.2**	1,868.7

Note 12 Investments accounted for using the equity method

	Consolidated	
	2006	2005
	$m	$m
Investments in associates and joint venture partners	**68.3**	63.3

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Note 12 Investments accounted for using the equity method (continued)

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2006 %	2005 %
Alliance des Vins Fins	France	31 December	**44.4**	44.4
Fiddlesticks LLC	United States of America	31 December	**50.0**	50.0
Foster's Europe Pty. Ltd. [1]	United Kingdom	30 June	**-**	66.7
Foster's USA, LLC	United States of America	31 March	**49.9**	49.9
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	50.0
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	50.0
SARL Lovis	France	31 December	**50.0**	50.0

1. Foster's Europe Pty. Ltd. holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd. is greater than 50 per cent, but due to the voting rights attached to the shares, the Group does not control this entity. Foster's Australia Limited was entitled to receive royalty income under an agreement with the Foster's European partnership. Foster's Europe Pty Ltd was sold in May 2006.

The carrying values of material investments are:

- Foster's USA LLC $27.8 million (2005: $26.6 million); and
- International Trade and Supply Limited $35.5 million (2005: $31.0 million).

	Consolidated 2006 $m	2005 $m
Equity accounted share of results		
- net profit before income tax	**8.8**	7.6
- income tax expense attributable to net profit	**(0.2)**	(0.6)
- net profits after income tax	**8.6**	7.0
Retained profits attributable to equity accounted investments		
- balance at the beginning of the year	**38.6**	37.7
- distributions received	**(5.9)**	(6.1)
- balance at the end of the year	**41.3**	38.6
Carrying amount of equity accounted investments		
- balance at the beginning of the year	**63.3**	91.3
- additions	**-**	0.6
- share of net profit	**8.6**	7.0
- impairment write-down	**-**	(22.1)
- dividends received	**(5.9)**	(6.1)
- foreign exchange	**2.3**	(7.4)
	68.3	63.3
Share of assets and liabilities		
- current assets	**35.4**	17.8
- non-current assets	**44.6**	39.6
Total assets	**80.0**	57.4
- current liabilities	**(23.8)**	(13.6)
- non-current liabilities	**(9.5)**	(5.2)
Total liabilities	**(33.3)**	(18.8)
- net assets	**46.7**	38.6
Goodwill/other	**21.6**	24.7
	68.3	63.3

The equity accounted share of results, assets and liabilities are based on unaudited management results. There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 13 Non-current assets classified as held for sale

	Consolidated	
	2006	2005
	$m	$m
Assets		
breweries	**76.8**	77.1
vineyards and wineries	**56.6**	13.9
Australian Leisure and Hospitality properties	**14.4**	16.6
businesses held for sale	**20.9**	-
Total Non-current assets held for sale	**168.7**	107.6
Liabilities		
Australian Leisure and Hospitality properties	**21.5**	27.0
businesses held for sale	**8.7**	-
Total Liabilities directly associated with non-current assets held for sale	**30.2**	27.0

Non-current assets held for sale include Australian Leisure & Hospitality Group residual properties, Kent Brewery and certain winery and vineyards identified for sale as part of the 2004 Wine Trade Operational Review. Businesses held for sale comprise Kangaroo Ridge, Briar Ridge and Pallhuber. The segment in which the non-current assets held for sale relate to are as follows:

	Australia		**Asia and Pacific**		**Europe**		**Americas**		**Total**	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
non-current assets held for sale	**152.6**	103.9	-	-	**16.1**	-	-	3.7	**168.7**	107.6
Liabilities directly associated with non-current assets held for sale	**23.6**	27.0	-	-	**6.6**	-	-	-	**30.2**	27.0

Note 14 Other financial assets

	FGL	
	2006	2005
	$m	$m
Controlled entities		
unquoted shares		
- at cost	**1,120.7**	703.9
Total Other Financial assets	**1,120.7**	703.9

Note 15 Property, plant and equipment

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Land				
at cost			**524.7**	539.5
Freehold buildings and improvements				
at cost			**679.8**	745.5
accumulated depreciation			**(143.8)**	(183.9)
Leasehold buildings and improvements				
at cost	**14.2**	14.2	**95.8**	87.9
accumulated depreciation	**(10.9)**	(9.6)	**(47.1)**	(42.9)
Plant and equipment				
at cost	**25.3**	23.6	**2,369.8**	2,496.1
accumulated depreciation	**(19.2)**	(15.0)	**(1,149.8)**	(1,292.2)
projects in progress at cost	**13.8**	1.4	**130.6**	84.6
Total Property, plant and equipment	**23.2**	14.6	**2,460.0**	2,434.6

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
Consolidated								
carrying amount at start of year	**539.5**	381.2	**561.6**	482.7	**45.0**	49.5	**1,288.5**	1,064.9
additions	**0.2**	0.8	**28.7**	62.3	**4.5**	2.3	**246.2**	169.9
assets classified as held for sale	**(13.8)**	-	**(30.1)**	-	**-**	-	**(30.2)**	-
acquisitions	**-**	190.1	**-**	60.9	**-**	2.0	**-**	228.9
disposals	**(5.0)**	(3.5)	**(16.7)**	(5.9)	**(1.1)**	(1.2)	**(17.4)**	(2.0)
recoverable amount write-downs	**(2.4)**	-	**(4.7)**	(1.0)	**-**	-	**(5.2)**	(24.0)
depreciation expense	**-**	-	**(11.5)**	(11.3)	**(5.4)**	(5.3)	**(136.6)**	(117.2)
foreign currency exchange	**6.2**	(29.1)	**8.7**	(26.1)	**5.7**	(2.3)	**5.3**	(32.0)
carrying amount at end of year	**524.7**	539.5	**536.0**	561.6	**48.7**	45.0	**1,350.6**	1,288.5
FGL								
carrying amount at start of year					**4.6**	5.9	**10.0**	14.1
additions							**14.1**	2.9
assets classified as held for sale								
acquisitions								
disposals							**-**	(2.8)
recoverable amount write-down								
depreciation expense					**(1.3)**	(1.3)	**(4.2)**	(4.2)
transfers								
carrying amount at end of year					**3.3**	4.6	**19.9**	10.0

Note 16 Agricultural assets

	Consolidated	
	2006	2005
	$m	$m
Agricultural assets	**356.0**	343.7

Agricultural assets mainly comprise grape vines, with a minor holding of olive trees.

Foster's has total vineyard resources of over 16,600 hectares (2005: 16,400 hectares). These vineyards provide the Group with access to some of Australia's highest quality super premium fruit from regions such as the Barossa Valley in central South Australia, Coonawarra in south-eastern South Australia and the Hunter Valley in New South Wales. Other Australia vineyards are also located in the Clare Valley, Eden Valley, Great Western, Heathcote, Langhorne Creek, the Limestone Coast, McLaren Vale, Margaret River, Mudgee, Murray Valley, Padthaway, Robe, and the Yarra Valley. The Group also holds vineyards in North America (mainly Napa Valley and Sonoma County), Italy, France and New Zealand.

The geographic spread of the vineyard holdings not only provides Foster's with a diversity of premium fruit styles, but also reduces viticultural risk.

Of the total land area under vine around 1,900 hectares (2005: 1,900 hectares) is under lease arrangements. The Group also has around 7 hectares (2005: 7 hectares) of olive groves in the Tuscany region of Italy.

During the fiscal year Foster's owned and leased vineyards yielded 143,000 tonnes of grapes (2005: 126,000 tonnes). Northern Hemisphere harvest of vines normally occurs in September - October, with Southern hemisphere harvest around March – April.

Vines and grapes are measured at fair value, less estimated point-of-sale costs, with changes in fair value included in the income statement in the period in which it arises. The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair value of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines. The fair value of harvested grapes is determined with reference to the weighted district average of grape prices for each region for the current vintage. Annual prices for grapes will vary with the grade quality of grapes produced in each particular region.

The measurement basis for vines and grapes as prescribed by AASB 141 'Agriculture' has resulted in a loss before tax of $7.1 million (2005 loss before tax of $17.7 million).

Reconciliations

Reconciliations of the carrying amount of agricultural assets at the beginning and end of the current and previous year are set out below.

	Consolidated	
	2006	2005
	$m	$m
Consolidated		
carrying amount at start of year	**343.7**	265.3
acquisitions	**5.3**	108.7
disposals	**(1.3)**	(22.3)
assets classified as held for sale	**(1.7)**	(5.4)
foreign exchange	**10.0**	(2.6)
carrying amount at end of year	**356.0**	343.7

Note 17 Intangible assets

	Consolidated 2006 $m	2005 $m
brand names, mailing lists, patents and licences		
at cost	**1,587.2**	1,575.9
accumulated amortisation	**(24.3)**	(24.4)
	1,562.9	1,551.5
goodwill at cost	**2,105.3**	2,165.0
Total Intangible assets	**3,668.2**	3,716.5

Reconciliations

Reconciliations of the carrying amount of intangibles at the beginning and end of the current and previous year are set out below.

	Brand names		Mailing lists		Patents and licences		Goodwill	
	2006 $m	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m
Consolidated								
carrying amount at start of year	**1,547.3**	920.0	**0.5**	0.8	**3.7**	-	**2,165.0**	575.6
acquisitions	**-**	719.0	**-**	-	**-**	3.9	**0.4**	1,638.6
assets classified as held for sale	**(2.1)**	-	**-**	-	**-**	-	**(1.0)**	-
disposals	**-**	-	**-**	-	**-**	-	**(10.0)**	(1.0)
recoverable amount write-downs	**(1.8)**	(4.9)	**-**	-	**-**	-	**(57.3)**	(17.0)
amortisation expense	**(10.1)**	(15.5)	**(0.1)**	(0.2)	**(0.2)**	(0.2)	**-**	-
foreign currency exchange	**25.7**	(71.3)	**-**	(0.1)	**-**	-	**8.2**	(31.2)
carrying amount at end of year [1]	**1,559.0**	1,547.3	**0.4**	0.5	**3.5**	3.7	**2,105.3**	2,165.0

1. Brand names with a carrying value of $1,523.7 million (2005: $1,525.0 million) are assessed as having an indefinite useful life. The indefinite useful life reflects management view that the brands are assets that provide ongoing market advantages for both new and existing sales in the markets that the brands operate in. The current understanding of the markets that the brands operate in indicates that demand will continue in a sustainable manner, that the brands could be managed by another management team, that changes in technology are not seen as a major factor impacting the brands' future value and the brands have a proven long life in the markets in which they operate. All other brand names have finite lives and are amortised using the straight-line method over their useful lives. The key individual brand names in the wine portfolio are Beringer, Lindemans, Penfolds, Wolf Blass and Rosemount.

   Included within the carrying amount at the end of the year are accumulated impairment losses of $74.3 million (2005: $17.0 million). In 2006, this includes an impairment within clubs and services of the Pallhuber business that has been classified as held for sale at 30 June 2006.

Goodwill has been allocated to individual cash-generating units (CGU) according to business segment and country of operation. A geographic segment-level summary of all indefinite life intangibles is presented below:

	Australia		**Asia and Pacific**		**Europe**		**Americas**		**Total**	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000
Carrying amount of goodwill	**844.9**	877.8	**18.9**	24.7	**418.7**	442.3	**822.8**	820.2	**2,105.3**	2,165.0
Carrying amount of indefinite life brand names	**898.7**	917.2	**4.6**	5.5	**7.9**	7.3	**612.5**	595.0	**1,523.7**	1,525.0

The recoverable amount of a CGU is determined based on a fair value or value in use calculation. To calculate value in use, cash flow projections are based on financial budgets approved by senior management covering a five year period. Cash flows beyond the five year period are extrapolated using a growth rate of 3 per cent (2005: 3 per cent). The growth rate does not exceed the long term growth rate for the business in which the CGU operates. These assumptions have been used for the analysis of each CGU.

Note 17 Intangible assets (continued)

Future cash flows are discounted using a discount rate of 12.0 per cent (2005: 12.2 per cent). Based on Foster's multi-beverage business model and the major economic geographies that the Group operates in, the Directors believe it is appropriate to use a single common discount rate for all asset impairment testing.

Recoverable amount write-down

The recoverable amount write-down recognised in the current and the prior periods predominantly relates to goodwill in the Clubs and Services business which has been underperforming in recent years. Other than Pallhuber, which has been measured at fair value less costs to sell, recoverable amount has been calculated with reference to a discounted cash flow model using the assumptions mentioned above.

Recoverable amount write-downs are disclosed in "other expenses" in the income statement.

Note 18 Business combinations

On 12 May 2005, the Group obtained control of Southcorp Limited following an off market takeover offer. The acquired business combination contributed revenues of $155.0 million and earnings before interest and tax of $19.9 million to the Group for the period from 12 May 2005 to 30 June 2005. The fair value of the net assets acquired on acquisition are detailed below inclusive of restructuring costs provided for on acquisition. The goodwill is the result of the difference between the offer price for the acquired shares (less transaction costs) of $3.2 billion and the fair value of acquired assets.

In accordance with AASB 3, "Business Combinations", adjustments to provisional fair values have been recognised by re-stating the carrying values of assets and liabilities in the 2005 comparatives.

	Acquisition Balance Sheet $m	Fair value adjustments $m	Provisional fair value on acquisition $m	Adjustments to provisional fair values $m	Final acquisition Balance Sheet $m
Current assets					
Cash and cash equivalents	21.7		21.7		21.7
Receivables	295.3	(0.3)	295.0	(1.6)	293.4
Derivative financial assets	32.9	27.9	60.8		60.8
Inventories	604.0	(51.0)	553.0	(21.2)	531.8
Other current assets	10.1	(4.1)	6.0	3.9	9.9
Total current assets	964.0	(27.5)	936.5	(18.9)	917.6
Non-current assets					
Property, plant and equipment	543.9	(19.0)	524.9	(31.6)	493.3
Agricultural assets	179.2		179.2	(70.5)	108.7
Inventories	158.8	0.1	158.9		158.9
Brand names	366.0	353.0	719.0		719.0
Goodwill	-	1,531.3	1,531.3	85.2	1,616.5
Other receivables	7.7		7.7		7.7
Derivative financial assets	42.0	(35.1)	6.9		6.9
Deferred tax assets	38.9	43.7	82.6	42.3	124.9
Other non-current assets	0.4		0.4		0.4
Total non-current assets	1,336.9	1,874.0	3,210.9	25.4	3,236.3
Total assets	2,300.9	1,846.5	4,147.4	6.5	4,153.9
Current liabilities					
Payables	250.9	16.9	267.8	(4.2)	263.6
Provisions	54.4	40.4	94.8	6.3	101.1
Derivative financial liabilities	32.9	(32.9)	-		-
Income tax payable	1.9	(0.1)	1.8	3.4	5.2
Total current liabilities	340.1	24.3	364.4	5.5	369.9
Non-current liabilities					
Payables	-	17.5	17.5	36.9	54.4
Borrowings	451.2	10.2	461.4	(3.0)	458.4
Derivative financial liabilities	42.0	(42.0)	-		
Deferred tax liabilities	85.2	9.0	94.2	(35.6)	58.6
Provisions	18.4		18.4	2.7	21.1
Total non-current liabilities	596.8	(5.3)	591.5	1.0	592.5
Total liabilities	936.9	19.0	955.9	6.5	962.4
Net assets acquired	1,364.0	1,827.5	3,191.5	-	3,191.5

Note 19 Financial instruments

Foster's Treasury, which has responsibility for the identification and management of the Group's financial risks, conducts the Group's treasury activities in accordance with the Group's Treasury Policy, which has been approved by the Directors. The Treasury Policy sets out the policies with respect to the internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate exposures and counterparty credit limits and requires regular reporting to the Board of Directors of exposure to derivative financial instruments.

Foster's Treasury seeks, within Treasury Policy risk threshold benchmarks approved by the Directors, to mitigate risk from adverse movements in interest rates and foreign currency through the use of interest rate swaps and other short and medium term derivative instruments.

Transition to AASB 132 and AASB 139

The Group has taken the exemption available under AASB 1 "First-time adoption of Australian Equivalents to International Financial Reporting Standards" to apply AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" from 1 July 2005. As such, the restatement of comparative information for derivative financial instruments within the scope of these standards is not required. For the treatment of derivative financial instruments for the year ended 30 June 2005, refer to Note 1.

Balance Sheet Analysis of Derivative Financial Instruments

Derivative financial instruments recognised in the balance sheet are disclosed as follows:

	Consolidated **2006** **$m**
Interest rate swaps - floating	-
Interest rate swaps - fixed	1.0
Foreign exchange contracts	1.4
Foreign exchange options	1.3
Total current derivative financial assets	**3.7**
Interest rate swaps - floating	2.2
Interest rate swaps - fixed	44.2
Total non-current derivative financial assets	**46.4**
Interest rate swaps - floating	-
Interest rate swaps - fixed	3.4
Foreign exchange options	0.9
Total current derivative financial liabilities	**4.3**
Interest rate swaps - floating	-
Interest rate swaps - fixed	49.6
Foreign exchange contracts	-
Total non-current derivative financial liabilities	**49.6**
Foreign exchange contracts	0.2
Interest rate swaps - floating	2.2
Deferred loss on effective cashflow hedges	(42.3)
Tax effect	12.6
Cash Flow Hedge Reserve	**(27.3)**

Note 19 Financial instruments (continued)

Liquidity Risk

Foster's Treasury manages liquidity risk by maintaining sufficient reserves, banking facilities and standby borrowing facilities and by monitoring forecast and actual cash flows. At reporting date, the standby arrangements and unused credit facilities of the Group are as follows:

	Consolidated	
	2006	2005
	$m	$m
Committed arrangements / facilities available to the Group:		
Arrangements to provide standby funds and/or support facilities	**2,370.0**	2,831.1
amounts utilised	**(697.2)**	(2,279.0)
Amount of credit unused	**1,672.8**	552.1

The Group has access to other funding arrangements through non-bank facilities. Details of major arrangements are as follows:

Bank Loans

Total facilities are $2,370.0 million (2005: $2,831.1 million) of which $1,672.8 million was unutilised (2005: $552.1 million). Unutilised facilities totalling $977.9 million (2005: $313.7 million) have maturity dates beyond June 2007. Facilities with maturities before June 2007 are reviewable annually for further extension by mutual agreement.

A$500 million Commercial and Medium Term Note Program

This program was established during the year, with AUD$300 million of Medium Term Notes issued under the program in March 2006.

Interest Rate Risk

The following tables set out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

2006	Note	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	9	**449.6**	**-**	**-**	**-**	**-**	**449.6**
Receivables [1]	10	**-**	**-**	**-**	**-**	**1,022.6**	**1,022.6**
Total financial assets		**449.6**	**-**	**-**	**-**	**1,022.6**	**1,472.2**
Weighted average interest rate		**4.11%**	**-**	**-**	**-**		
Financial liabilities							
Payables	20	**-**	**-**	**-**	**-**	**(895.6)**	**(895.6)**
Bank overdrafts	21	**(1.6)**	**-**	**-**	**-**	**-**	**(1.6)**
Bank loans [2]	21	**(633.5)**	**(62.0)**	**-**	**-**	**-**	**(695.5)**
Other loans	21	**(205.9)**	**(265.2)**	**(628.3)**	**(2,164.8)**	**20.3**	**(3,243.9)**
Total financial liabilities		**(841.0)**	**(327.2)**	**(628.3)**	**(2,164.8)**	**(875.3)**	**(4,836.6)**
Net hedging activity [3]		**(1,361.8)**	**169.1**	**380.9**	**811.8**	**-**	**-**
Total financial liabilities including hedging activities		**(2,202.8)**	**(158.1)**	**(247.4)**	**(1,353.0)**	**(875.3)**	**(4,836.6)**
Weighted average interest rate (after hedging activities)		**5.80 %**	**7.83 %**	**5.00 %**	**5.35 %**		

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in US dollars and Pounds sterling.
3. Net hedging activity represents the net impact on the Group's interest exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Note 19 Financial instruments (continued)

Interest Rate Risk (continued)

2005	Note	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	9	789.9	-	-	-	2.2	792.1
Receivables [1]	10	-	0.2	1.1	-	1,230.9	1,232.2
Total financial assets		789.9	0.2	1.1	-	1,233.1	2,024.3
Weighted average interest rate		5.05%	8.00%	8.00%	-		
Financial liabilities							
Payables	20	-	-	-	-	(1,151.6)	(1,151.6)
Bank overdrafts	21	(0.2)	-	-	-	-	(0.2)
Bank loans [2]	21	(1,516.2)	(241.2)	(1.2)	-	-	(1,758.6)
Other loans	21	(224.7)	(106.6)	(235.2)	(2,699.2)	(1.2)	(3,266.9)
Total financial liabilities		(1,741.1)	(347.8)	(236.4)	(2,699.2)	(1,152.8)	(6,177.3)
Net hedging activity [3]		(479.8)	-	(581.5)	1,061.3	-	-
Total financial liabilities including hedging activities		(2,220.9)	(347.8)	(817.9)	(1,637.9)	(1,152.8)	(6,177.3)
Weighted average interest rate (after hedging activities)		4.94%	6.52%	5.40%	5.43%		

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in US dollars and pounds sterling.
3. Net hedging activity represents the net impact on the Group's interest exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Interest Rate Swaps – Fair Value Hedges

The Group has interest rate swap agreements in place with a notional amount of $1,609.2 million having variable rates between 0 per cent and 0.97 per cent above the 90 day bank bill rate. The swaps are being used to hedge the exposure to changes in the fair value of underlying debt.

Interest Rate Swaps – Cash Flow Hedges

The Group has interest rate swap agreements in place with a notional amount of $247.3 million having an average fixed interest rate of 4.60 per cent. These swaps are being used to hedge the exposure to increasing interest rates.

Credit Risk

Credit risk represents the potential loss which the Group could incur if counterparts failed to meet their obligations under their respective contracts or arrangements with the Group.

Credit risk for financial assets which have been recognised in the balance sheet is generally the carrying amount, net of any provision for doubtful debts.

Credit risk is minimised as the Group deals only with reputable, highly rated financial institutions in respect of, inter alia, the entering into of derivative financial instruments to manage its exposure to fluctuations in interest and exchange rates.

The maximum credit risk exposure in respect of derivative financial instruments was $49.4 million (2005: $215.9 million). In respect of financial assets and derivative financial instruments, the Group is not materially exposed to any individual overseas country or counterparty.

Note 19 Financial instruments (continued)

Fair Values

The fair values of cash and cash equivalents and monetary financial assets and financial liabilities approximate their carrying value. The fair values of other monetary financial assets and financial liabilities are either based upon market prices where a market exists or has been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

Listed equity investments have been valued by reference to market prices prevailing at reporting date. For unlisted equity investments, the fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

The valuation of derivative financial assets and liabilities detailed below reflects the estimated amounts which the Group would be required to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and to hedge against risk of interest rate fluctuations, it is unlikely that, in the absence of abnormal circumstances, these contracts would be terminated prior to maturity.

The carrying amount and fair values of financial assets and financial liabilities at reporting date are:

	2006 Carrying Amount $m	2005 Carrying Amount $m	**2006 Fair value $m**	2005 Fair value $m
Financial assets				
Cash and deposits	**449.6**	792.1	**449.6**	792.1
Trade debtors	**825.6**	822.8	**825.6**	822.8
Other debtors	**116.3**	224.6	**116.3**	224.6
Loans to other persons	**1.0**	4.7	**1.0**	4.7
Interest rate swaps	**47.4**	-	**47.4**	140.0
Forward foreign exchange contracts	**1.4**	78.8	**1.4**	78.8
Foreign exchange options	**1.3**	-	**1.3**	-
Total financial assets	**1,442.6**	1,923.0	**1,442.6**	2,063.0
Financial liabilities				
Payables	**895.6**	1,151.6	**895.6**	1,151.6
Bank overdrafts	**1.6**	0.2	**1.6**	0.2
Bank loans	**695.5**	1,758.6	**695.5**	1,758.6
Interest rate swaps	**53.0**	-	**53.0**	-
Foreign exchange options	**0.9**	-	**0.9**	-
Other loans	**3,243.9**	3,266.9	**3,163.8**	3,266.9
Total financial liabilities	**4,890.5**	6,177.3	**4,810.4**	6,177.3

The fair value of 'other loan' reflects the revaluation of 144A bonds maturing in 2015 and 2035 at prevailing market rates resulting in a decrease in value by $80.1million.

For all other assets and liabilities, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled in an arm's length transaction at an amount approximating its carrying amount.

Note 20 Payables

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Current				
trade creditors			**415.8**	435.5
other creditors	**46.1**	36.6	**434.3**	586.7
amounts due to controlled entities	**773.7**	1,668.5		
Total Current Payables	**819.8**	1,705.1	**850.1**	1,022.2
Non Current				
other creditors	**21.6**	39.3	**45.5**	129.4
Total Non Current Payables	**21.6**	39.3	**45.5**	129.4

Note 21 Borrowings

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Current				
secured				
- bank loans			**0.7**	1.1
unsecured				
- bank overdrafts			**1.6**	0.2
- bank loans			**120.9**	489.2
- other			**349.4**	106.6
amounts due to controlled entities	**3,082.8**	2,772.6		
Total Current Borrowings	**3,082.8**	2,772.6	**472.6**	597.1
Non Current				
secured				
- bank loans			**0.7**	1.4
unsecured				
- bank loans			**573.2**	1,266.9
- other			**2,894.5**	3,160.3
Total Non Current Borrowings			**3,468.4**	4,428.6
Total net borrowings consist of:				
current			**472.6**	597.1
non-current			**3,468.4**	4,428.6
Total gross borrowings			**3,941.0**	5,025.7
Fair value of fixed rate debt hedges			**7.8**	-
Less - cash (note 9)	**(2.4)**	(0.8)	**(449.6)**	(792.1)
Total net borrowings	**(2.4)**	(0.8)	**3,499.2**	4,233.6
Reconciliation of net borrowings				
net borrowings at the beginning of the year	**(0.8)**	(0.2)	**4,233.6**	1,659.2
application of AASB 132 & AASB 139			**7.8**	-
proceeds from borrowings			**670.3**	5,885.7
repayment of borrowings			**(1,863.6)**	(3,547.3)
total cash outflows/(inflows) from activities	**(1.6)**	(0.6)	**352.4**	(94.4)
debt acquired / (disposed) on consolidation of controlled entities			**-**	448.2
effect of exchange rate changes on foreign currency borrowings			**98.7**	(117.8)
net borrowings / (cash) at the end of the year	**(2.4)**	(0.8)	**3,499.2**	4,233.6

Secured bank loans totalling $1.4 million (2005: $2.5 million) are secured by mortgages over freehold buildings and other assets. Bank overdraft interest rate is 9.1% (2005: 6.1%). Bank loans and other loans have interest rates ranging between 3.1% - 11.6% (2005: 2.8% - 11.6%).

Note 22 Provisions

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Current				
employee entitlements	**3.0**	6.2	**128.0**	168.1
other	**0.6**	-	**85.2**	62.1
Total Current Provisions	**3.6**	6.2	**213.2**	230.2
Non Current				
employee entitlements	**3.2**	3.2	**6.0**	9.0
defined benefit superannuation deficit	**-**	2.1	**0.8**	11.2
other	**-**	-	**13.1**	26.9
Total Non Current Provisions	**3.2**	5.3	**19.9**	47.1

	Onerous contracts $m	Restructuring $m	Warranties / other $m	Total $m
Consolidated - 2006				
carrying amount at start of year	**28.2**	**40.3**	**20.5**	**89.0**
charged / (credited) to income statement	**15.2**	**16.5**	**5.3**	**37.0**
receipts / (payments)	**(7.5)**	**(13.1)**	**(8.1)**	**(28.7)**
foreign exchange	**0.9**	**0.1**	**-**	**1.0**
carrying amount at end of year	**36.8**	**43.8**	**17.7**	**98.3**
Consolidated - 2005				
carrying amount at start of year	82.8	50.2	3.0	136.0
charged / (credited) to income statement	0.2	8.5	-	8.7
acquisitions / (disposals)	3.9	12.7	17.1	33.7
receipts / (payments)	(52.1)	(30.2)	0.4	(81.9)
foreign exchange	(6.6)	(0.9)	-	(7.5)
carrying amount at end of year	28.2	40.3	20.5	89.0

Provisions for contracts previously identified as onerous mainly comprise costs associated with oak barrel lease contracts and grape supply contracts of the Wine Trade business in North America and sponsorship contracts related to the Foster's brand European rights. The amount for provisions have been determined with reference to contracted and market prices.

Restructuring provisions mainly comprise costs associated with the closure of Kent Brewery, Sydney; the divestment of Australian Leisure and Hospitality Group Limited, initiatives arising from the Wine Trade operational review and Southcorp restructuring activities. Redundancy provisions are disclosed in employee entitlements.

The FGL current other provision relates to Southcorp restructuring costs. Movements during the period comprise $1.2 million charged to the income statement and $0.6 million in payments.

Note 23 Contributed equity

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Paid up capital				
ordinary fully paid shares	**3,616.8**	3,528.9	**3,616.8**	3,528.9
Movements in Share Capital				
opening balance				
- ordinary fully paid shares	**3,528.9**	3,570.7	**3,528.9**	3,570.7
- employee shares of $1 paid to 1.67 cents	**-**	-	**-**	-
	3,528.9	3,570.7	**3,528.9**	3,570.7
1,062,241 (2005: 1,019,965) ordinary fully paid				
shares issued to employees @ $5.59	**5.8**	4.9	**5.8**	4.9
- NIL (2005: 33,518 @$4.24)	**-**	0.2	**-**	0.2
- NIL (2005: 32,192 @ $4.22)	**-**	0.1	**-**	0.1
- NIL (2005: 22,555 @ $5.36)	**-**	0.1	**-**	0.1
- NIL (2005: 877,454 @ $5.22 issued at no consideration)				
- NIL (2005: 54,246 @ $5.21 issued at no consideration)				
Options exercised				
- 320,000 @ $2.36	**0.8**	-	**0.8**	-
- 750,000 @ $2.12 (2005: 500,000)	**1.6**	1.1	**1.6**	1.1
- 420,000 @ $2.48	**1.0**	-	**1.0**	-
Dividend reinvestment plan				
- 9,471,176 @ $5.64 (2005: 10,589,974 @$4.62)	**53.4**	48.9	**53.4**	48.9
- 4,812,022 @ $5.26 (2005: 8,605,903 @$5.23)	**25.3**	45.0	**25.3**	45.0
On-market share buy-back				
- NIL (2005: 28,743,340 shares @ $4.56 - $5.50 per share)	**-**	(142.1)	**-**	(142.1)
Closing balance				
- ordinary fully paid shares	**3,616.8**	3,528.9	**3,616.8**	3,528.9
- employee shares of $1 paid to 1.67 cents	**-**	-	**-**	-
Total Contributed equity	**3,616.8**	3,528.9	**3,616.8**	3,528.9

Note 23 Contributed equity (continued)

	FGL	
	2006 shares m	2005 shares m
Opening balance		
- ordinary fully paid shares	**2,001.9**	2,008.8
- partly paid employee shares	**1.0**	1.0
	2,002.9	2,009.8
1,062,241 (2005: 1,019,965) employee shares issued	**1.1**	1.0
Dividend reinvestment plan		
- October 2005: 9,471,176 (October 2004: 10,589,974)	**9.5**	10.6
- April 2006: 4,812,022 (April 2005:8,605,903)	**4.8**	8.6
2005 On-market share buy-back	**-**	(28.7)
NIL (2005: 1,130,585) shares issued pursuant to the Foster's Long Term Incentive Plan	**-**	1.1
Options exercised over 1,490,000 (2005: 500,000) ordinary fully paid shares	**1.5**	0.5
Closing balance		
- ordinary fully paid shares	**2,018.8**	2,001.9
- partly paid employee shares	**1.0**	1.0
	2,019.8	2,002.9

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares

A total of 998,310 (2005: 998,310) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Employee Share Plan, is set out in note 27.

Dividend reinvestment plan

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash.

Note 23 Contributed equity (continued)

Share buy-back

In 2005 28.7 million ordinary shares were purchased by the company at a total cost, including transaction costs, of $142.1 million. The shares were bought back at prices ranging between $4.56 and $5.50 per ordinary share at an average price of $4.94 per ordinary share. There was no share buy-back activity during 2006.

Note 24 Reserves and retained profits

(a) Reserves

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Cash flow hedge reserve			**(27.3)**	-
Share based payments reserve	**28.2**	16.5	**28.2**	16.5
foreign currency translation reserve			**(137.5)**	(95.3)
Total Reserves	**28.2**	16.5	**(136.6)**	(78.8)

	Cash Flow Hedge Reserve		Share Based Payments Reserve		Foreign Currency Translation Reserve	
	2006	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m
Consolidated						
carrying amount at start of year	**-**	-	**16.5**	8.9	**(95.3)**	-
application of AASB 132 and AASB 139	**(33.2)**	-				
share based payments			**11.7**	7.6		
acquisition/disposal of controlled entities					**(2.7)**	-
net investment hedges (net of tax)	**5.9**	-			**(75.1)**	-
currency translation differences					**35.6**	(95.3)
carrying amount at end of year	**(27.3)**	-	**28.2**	16.5	**(137.5)**	(95.3)

Nature and Purpose of Reserves

(i) Cash flow hedge reserve

This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be effective.

(ii) Share based payment reserve

This reserve records the value of shares under the Long Term Incentive Plan offered to employees and Directors as part of their remuneration. Refer to note 27 for further details of this plan.

The FGL reconciliation of the share based payment reserve is the same as the consolidated accounts.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

Note 24 Reserves and retained profits (continued)

(b) Retained Profits

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Retained profits at the beginning of the year	**853.7**	547.2	**218.6**	(309.5)
Adjustment resulting from change in accounting policy	**(6.9)**	-	**(13.4)**	-
	846.8	547.2	**205.2**	(309.5)
Net profit	**725.3**	698.5	**1,166.2**	919.9
Actuarial gains/(losses) on defined benefit plans	**2.2**	2.3	**13.0**	2.5
Total available for appropriation	**1,574.3**	1,248.0	**1,384.4**	612.9
Ordinary dividends				
- final paid	**(215.3)**	(209.9)	**(215.3)**	(209.9)
- interim paid	**(196.4)**	(184.4)	**(196.4)**	(184.4)
Total available for appropriation	**(411.7)**	(394.3)	**(411.7)**	(394.3)
Retained profits at the end of the year	**1,162.6**	853.7	**972.7**	218.6

Note 25 Key Management Personnel Disclosures

The Company has taken advantage of the relief provided by the Corporations Amendments Regulations 2006 (No.4) and has transferred the detailed remuneration disclosures to the Director's Report. This information can be found in Sections 1 to 7 of the Remuneration Report.

The following persons were Key Management Personnel (KMP) of Foster's Group Limited (FGL) and the consolidated group during the year ended 30 June 2006. KMP, as defined in AASB 124, "Related Party Disclosure", are those person having authority and responsibility for planning, directing and controlling the activities of the entity. KMP of FGL and the Group include all executive and non-executive Directors of Foster's Group Limited.

Name[1]	Title – as at date of this report	Title – year ended 30 June 2006	Period (if less than full year)	KMP - FGL	KMP - Group
Frank J Swan	Chairman	Chairman		Yes	Yes
M Lyndsey Cattermole	Non-executive Director	Non-executive Director		Yes	Yes
David A Crawford	Non-executive Director	Non-executive Director		Yes	Yes
Brian Healey	Non-executive Director	Non-executive Director	To 31 December 2005 [2]	Yes	Yes
Graeme W McGregor	Non-executive Director	Non-executive Director		Yes	Yes
Max G Ould	Non-executive Director	Non-executive Director		Yes	Yes
Trevor L O'Hoy	Chief Executive Officer	President & Chief Executive Officer		Yes	Yes
Martin M Hudson	Chief Legal Officer & Company Secretary	Chief Legal Counsel & Senior Vice President Commercial Affairs		Yes	Yes
Neville J Fielke	Senior Marketing Director	Senior Vice President Wine Clubs & Services	To 1 March 2006 [3]	No	Yes
Ben Lawrence	Chief Human Resources Officer	Senior Vice President - Human Resources		No	Yes
John J Murphy[4]		Managing Director, Foster's Australia		No	Yes
Jamie Odell	Managing Director, Foster's Australia, Asia and Pacific	Managing Director, Foster's Wine Estates		No	Yes
Peter F Scott	Chief Financial Officer	Chief Financial Officer		No	Yes
Richard W Scully	Chief Marketing Officer	Managing Director, Foster's Brewing International		No	Yes

1. All of the above persons were KMP during the year ended 30 June 2005, except MM Hudson who commenced on 1 July 2005. In addition to the above, PA Bobeff (Senior Vice President – Commercial Affairs from 1 July 2004 to 15 July 2005), WT Klenz (Managing Director Beringer Blass Wine Estates from 1 July 2004 to 31 December 2004) and G Willesdorf (Senior Vice President – Corporate Affairs from 1 July 2004 to 31 December 2004) were KMP during the year ended 30 June 2005.
2. Brian Healey ceased to hold office as a non-executive Director on 31 December 2005.
3. Neville Fielke met the definition of KMP in the role of Senior Vice President Wine Clubs & Services up to 1 March 2006, following which he held the position of Senior Marketing Director.
4. John Murphy resigned as Managing Director, Foster's Australia effective 1 August 2006.

Key Management Personnel Compensation

The following table shows the compensation paid to Key Management Personnel of FGL and the consolidated group.

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$	$	**$**	$
Short-term employee benefits	**3,993,705**	4,937,033	**8,990,085**	12,512,411
Post employment benefits	**440,539**	439,427	**820,786**	814,674
Share-based payments	**782,760**	889,317	**2,663,192**	2,382,779
Termination benefits	**-**	3,017,024	**-**	3,837,443
Total	**5,217,004**	9,282,801	**12,474,063**	19,547,307

Note 25 Key Management Personnel Disclosures (continued)

Equity instrument disclosures relating to Key Management Personnel

The number of shares in the Company held by each Director and other Key Management Personnel of the group, including their related parties, is shown in the table below.

		Balance of shares as start of year [1]	Shares acquired during the year as part of remuneration [2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year [1,3]	Other changes during the year [4]	Balance of shares held at end of year [1,5]	Balance of shares held at reporting date [1,5,6]
Non-executive Directors								
FJ Swan	**2006**	87,183	-	-	13,818	-	101,001	101,001
	2005	82,421	-	-	4,762	-	87,183	87,183
ML Cattermole[7]	**2006**	161,628	-	-	3,401	-	165,029	165,029
	2005	117,363	-	-	39,494	-	156,857	156,857
DA Crawford	**2006**	13,320	-	-	7,505	-	20,825	20,825
	2005	12,350	-	-	970	-	13,320	13,320
B Healey	**2006**	44,385	-	-	2,824	-	47,209	47,209
	2005	43,937	-	-	448	-	44,385	44,385
GW McGregor	**2006**	24,140	-	-	4,417	-	28,557	28,557
	2005	22,746	-	-	1,394	-	24,140	24,140
M G Ould	**2006**	28,204	-	-	4,763	-	32,967	32,967
	2005	26,780	-	-	1,424	-	28,204	28,204
Executive Director (President & Chief Executive Officer)								
TL O'Hoy[8]	**2006**	236,577	178	-	-	-	236,755	236,755
	2005	185,386	191	51,000	-	-	236,577	236,577
Other Key Management Personnel								
MM Hudson	**2006**	61,584	178	-	-	-	61,762	n/a
	2005	-	-	-	-	-	-	n/a
B Lawrence	**2006**	27,924	95	-	808	-	28,827	n/a
	2005	6,500	89	20,500	835	-	27,924	n/a
J Odell	**2006**	22,191	178	-	19,194	-	41,563	n/a
	2005	4,000	191	18,000	-	-	22,191	n/a
PF Scott	**2006**	39,289	95	-	581	-	39,965	n/a
	2005	2,000	191	49,100	600	(12,602)	39,289	n/a
RW Scully	**2006**	713,591	178	-	-	-	713,769	n/a
	2005	665,400	191	48,000	-	-	713,591	n/a
Former Key Management Personnel								
PA Bobeff	**2006**	-	-	-	-	-	n/a	n/a
	2005	111,579	191	67,000	-	-	n/a	n/a
NJ Fielke	**2006**	23,690	178	-	903	-	n/a	n/a
	2005	-	191	-	23,499	-	n/a	n/a
WT Klenz	**2006**	-	-	-	-	-	n/a	n/a
	2005	5,100	1,354	60,700	-	-	n/a	n/a
JJ Murphy	**2006**	50,411	178	-	-	-	n/a	n/a
	2005	33,220	191	17,000	-	-	n/a	n/a
G Willesdorf	**2006**	-	-	-	-	-	n/a	n/a
	2005	122,521	-	33,000	-	-	n/a	n/a
Other executives								
DT Leese	**2006**	89	95	-	-	-	n/a	n/a
JF Philips	**2006**	89	95	-	-	-	n/a	n/a

1. Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.
2. Includes shares granted under the Employee Share Grant Plan.
3. Includes purchases, shares acquired by non-executive Directors with post-tax director fees, the Dividend Reinvestment Plan and, for Pete Scott and Ben Lawrence, additional phantom deferred shares allocated in lieu of dividends.
4. Other changes during the year include shares sold by Peter Scott.
5. Includes 10,348 shares held nominally by Trevor O'Hoy (i.e. in name only) as at 30 June 2006 and 29 August 2006.
6. Balance of shares held as at 29 August 2006 relate to the date on which the Annual Report was signed, and is relevant to Directors only.
7. Includes a relevant interest in 4,771 shares due to the definition of "related party" in AASB124. Opening balance for 2006 differs from closing balance for 2005 by 4,771 shares due to information regarding shares held by related parties becoming available during the year ended 30 June 2006.
8. Includes a relevant interest in 44,465 shares due to the definition of "related party" in AASB124.

Note 25 Key Management Personnel Disclosures (continued)

Equity instrument disclosures relating to Key Management Personnel

The aggregate number of Long-Term Incentive Plan opportunities and movements offered during the year to Key Management Personnel of the group, including their related parties, is shown in the table below. Non-executive Directors do not participate in the Long-Term Incentive Plan. This table below is reproduced in the Remuneration Report on page 28 - 29.

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]	Date of vesting/ conversion	Share price on date of vesting/ conversion	Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year[5]	Value of lapsed opportunities[6]	Net value of LTIP offered, vested, converted and lapsed during year[7,8]	Maximum share opportunity at year end[1]
Executive Director (President & Chief Executive Officer)													
TL O'Hoy	2006	831,200	498,600	$1,470,804	-	-	-	-	-	191,600	$457,924	$1,012,880	1,138,200
	2005	617,000	413,200	$1,237,312	51,000	27-Aug-04	$4.67	$738,327	$158,100	148,000	$321,160	$1,074,252	831,200
Other Key Management Personnel													
MM Hudson	2006	-	132,000	$372,240	-	-	-	-	-	-	-	$372,240	132,000
	2005	-	-	-	-	-	-	-	-	-	-	-	-
B Lawrence	2006	283,700	120,400	$367,040	-	-	-	-	-	86,800	$207,452	$159,588	317,300
	2005	311,600	100,800	$321,502	20,500	06-Sep-04	$4.63	$94,915	$58,177	62,000	$134,540	$245,139	303,600
J Odell	2006	478,600	240,300	$734,874	-	-	-	-	-	150,600	$359,934	$374,940	568,300
	2005	360,400	198,200	$588,872	18,000	27-Aug-04	$4.67	$260,586	$55,800	62,000	$134,540	$510,132	478,600
PF Scott	2006	467,600	190,300	$579,586	-	-	-	-	-	135,600	$324,084	$255,502	522,300
	2005	500,700	182,400	$593,512	49,100	06-Sep-04	$4.63	$646,209	$139,570	118,400	$256,928	$476,154	515,600
RW Scully	2006	570,800	219,600	$677,488	-	-	-	-	-	153,200	$366,148	$311,340	637,200
	2005	522,600	238,200	$742,472	48,000	27-Aug-04	$4.67	$694,896	$148,800	142,000	$308,140	$583,132	570,800
Former Key Management Personnel													
PA Bobeff	2006	-	-	-	-	-	-	-	-	-	-	-	-
	2005	673,600	96,000	$368,640	67,000	27-Aug-04	$4.67	$969,959	$207,700	192,000	$416,640	$159,700	510,600
NJ Fielke	2006	293,200	121,000	$341,220	-	-	-	-	-	-	-	$341,220	414,200
	2005	151,800	141,400	$397,334	-	-	-	-	-	-	-	$397,334	293,200
WT Klenz	2006	-	-	-	-	-	-	-	-	-	-	-	-
	2005	740,700	107,200	$411,648	60,700	30-Aug-04	$4.67	$817,166	$174,982	236,600	$513,422	$73,208	550,600
JJ Murphy	2006	385,200	194,100	$569,478	-	-	-	-	-	58,200	$139,098	$430,380	521,100
	2005	250,200	208,000	$613,320	17,000	27-Aug-04	$4.67	$246,109	$52,700	56,000	$121,520	$544,500	385,200
G Willesdorf	2006	-	-	-	-	-	-	-	-	-	-	-	-
	2005	344,400	48,000	$184,320	33,000	27-Aug-04	$4.67	$477,741	$102,300	359,400	$844,838	($558,218)	-
Other executives													
DT Leese	2006	285,600	-	-	-	-	-	-	-	285,600	$741,406	($741,406)	-
JF Philips	2006	269,700	102,900	$315,030	-	-	-	-	-	78,400	$187,376	$127,654	294,200

1. Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.
2. Share opportunities offered during the year include those under the 2005 LTIP offer and the extended 2002 offer.
3. Fair value is determined at the date of offer and is explained in section 7E.
4. No offers vested or converted during the year.
5. Share opportunities lapsed during the year include the original 2002 offer (the extended 2002 offer is listed separately as share opportunities offered during the year)
6. The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).
7. The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the highlighted columns (where those lapsed are treated as a negative). No items vested during the year.
8. The aggregate value required under the Corporations Act 2001; Trevor O'Hoy - $1,928,728; John Murphy - $708,576; Jamie Odell - $1,094,808; Pete Scott - $903,670; Martin Hudson - $372,240; Neville Fielke- $341,220; Rick Scully - $1,043,636; Ben Lawrence - $574,492; Dan Leese - $741,406; John Philips - $502,406.

Note 26 Related party transactions for Key Management Personnel

Loans to Key Management Personnel

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, including Key Management Personnel.

	Balance at beginning of period	Interest paid and payable	Balance at end of period	Interest not charged	Number of KMP included at the end of year
	$	$	$	$	
2006	202,465	-	147,600	10,105	6
2005	256,130	-	202,465	13,604	7

Share plan loans were made to and/or repayments (including by way of offset of dividend entitlements) received from Key Management Personnel. The share plan loans are interest free. The average commercial rate of interest during the period was 6.27%. There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors. There were no individuals with loans above $100,000 in either of the years ended 30 June 2005 or 2006.

Other transactions Key Management Personnel and their personally-related entities

FGL and the Group entered into transactions which are insignificant in amount with Key Management Personnel and their related parties within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies, which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be related parties for the purpose of the disclosure requirements of AASB 124 "Related Party Disclosures".

Note 27 Employee Equity Plans

Employee Share Grant Plan

Under the terms of the Foster's Employee Share Grant Plan ("**Share Grant Plan**"), most full-time and part-time permanent employees with at least six months service with the Company are eligible to receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

The shares are subject to a restriction on transfer for three years (or until the employee leaves the Company). Slightly different rules are applicable to the operation of the Share Grant Plan outside Australia, reflecting local compliance and tax issues. Further details of the Share Grant Plan are set out in Section 3 of the Remuneration Report.

The Share Grant Plan was approved by shareholders at the 2004 Annual General Meeting. Shares under the Plan are issued for no consideration. The shares are therefore issued from the Share Capital Account and hence the only effect of a grant is to increase the number of shares on issue.

During the year ended 30 June 2006, 1,062,241 fully paid ordinary shares were issued under the Plan at a notional price of $5.59.

	Balance as at 30 June 2005	Number of participants	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June 2006
Employee Share Grant Plan	762,372	4,609	1,062,241	(250,207)	6,168	1,574,406

International Employee Share Plan

The International Employee Share Plan ("**International Plan**") was established in 2001 to facilitate employee share ownership in overseas jurisdictions in which it was not practicable for Foster's to operate the Foster's Employee Share and Option Plan.
Under the International Plan, employees resident in the United States and the United Kingdom had the right to contribute a specified percentage of their remuneration to purchase shares in the Company at a discount of up to fifteen percent of the prevailing market price. Shares under the Plan were subject to a restriction on transfer of twelve months or until the employee left the Company.

The International Plan was last approved by shareholders at the Annual General Meeting of the Company in 2003. Further issues under the International Plan ceased in January 2005 on the basis that participants are eligible to participate in the Share Grant Plan (described above).

As the International Plan has similar features to the new Employee Share Acquisition Plan ("**Acquisition Plan**") being presented to shareholders for approval at the 2006 Annual General Meeting, the Company intends to revive, and to the extent applicable make offers under, the International Plan in place of offers under the Acquisition Plan in certain overseas jurisdictions where the International Plan may be more suitable than the Acquisition Plan due to local regulatory issues.
No offers were made under the International Plan during the year ended 30 June 2006.

	Balance as at 30 June 2005	Number of participants	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June 2006
International Employee Share Plan	481,896	252	Nil	(79,176)	216	402,720

Foster's Employee Share and Option Plan – Shares

Under the Foster's Employee Share and Option Plan, eligible employees were offered fully paid ordinary shares at a discount of fifty cents per share ($0.50) from the prevailing market price, funded by an interest free loan arranged by the Company. The loan is repaid by applying dividends paid on the shares or voluntary payments by the employee. The shares could not be transferred for three years or until the loan was repaid, and on leaving the Company all loan balances must be repaid by the employee.

No additional offers are currently planned under the Foster's Employee Share and Option Plan, as participants are now eligible to receive shares under the Share Grant Plan, which is intended to replace this plan.

As at the reporting date, interest free loans remain outstanding in respect of 14,011,100 fully paid ordinary shares and therefore subject to the rules of this plan.

No additional grants are currently planned under the shares component of the Foster's Employee Share and Option Plan.

	Balance as at 30 June 2005	Number of participants	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June 2006
Foster's Employee Share and Option Plan – Shares	17,906,900	2,556	Nil	(3,895,800)	2,080	14,011,100

Note 27 Employee Equity Plans (continued)

Foster's Employee Share and Option Plan – Options

At the reporting date, there were no options over unissued shares (2005: 1,490,000), resulting from grants made under earlier versions of employee share and option plans conducted by the Company.

Details of the options that were exercised during the year are:

Issue Date	Exercise Price ($ per share)	Date of exercise	Expiry Date	No. of Options	No. of Shares
1995	2.12	9 Sept 2005	5 Nov 2005	750,000	750,000
1996	2.36	5 Sept 2005	5 Nov 2005	320,000	320,000
1998	2.48	25 Oct 2005	5 Nov 2005	420,000	420,000
				1,490,000	1,490,000

Given the current use of the Long Term Incentive Plan, the Company does not use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

Foster's Long Term Incentive Plan

Under the Foster's Long Term Incentive Plan (LTIP), participants (who are determined selectively by the Directors), may be entitled to shares to be issued for no consideration by Foster's, subject to certain performance standards being met.

The performance standard is the Company's relative performance measured by total shareholder return compared with a specified peer group of listed companies. For the 2006 offer, the peer group has been selected on similar principles, but will be split into two. Foster's performance will be measured against Australian companies, independently of performance against international alcoholic beverage companies. The performance period is generally three years, however offers made prior to 2005 may be extended by the Board for a period up to an additional two years.

Further details of the LTIP are included in section 3 of the Remuneration Report.

No shares were issued under the LTIP during the year. For all outstanding LTIP offers, the estimated number of shares that may be granted under LTIP if performance conditions are met is as follows:

LTIP Offer	No. of Current Participants	Number of Shares at Threshold	Number of Shares at Maximum
2001 (extended)	84	1,079,200	1,079,200
2002 (extended)	93	1,047,900	1,047,900
2003	109	1,430,900	2,861,800
2004	132	1,800,900	3,601,800
2005	194	2,378,700	4,757,400

For those participants whose remuneration is not denominated in Australian dollars, entitlements are expressed as a local currency value until such time that shares are allocated. On this basis, the estimated aggregates listed above for the 2003, 2004 and 2005 offers are determined using the exchange from the date of offer until 30 June 2006. For the extended 2001 and 2002 offers, the average exchange rate over the preceding 3-year performance period is used.

Partly paid employee shares

Shares issued under the 1987 Employee Share Plan are described in Note 23 Contributed Equity.

Note 28 Employee benefits

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
The aggregate amount of employee benefits is comprised of:				
Acrued wages, salaries and on-costs	**11.6**	11.9	**72.3**	64.0
Provisions (current)	**3.0**	6.2	**128.0**	168.1
Provisions (non current)	**3.2**	3.2	**6.0**	9.0
Total Employee benefits	**17.8**	21.3	**206.3**	241.1

The aggregates of provisions for employee entitlements as shown above are $134.0 million, consolidated (2005: $177.0 million), and $6.2 million, FGL (2005: $9.4 million).

The employee benefits for the consolidated entity is $852.9 million (2005: $605.0 million).

	Consolidated	
	2006	2005
Employee numbers		
Number of full-time equivalent employees at the reporting date	**10,100**	10,300

Note 28 Employee benefits (continued)

Superannuation Commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

Following the Southcorp acquisition the Group now sponsors a number of Southcorp Superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

Based on the latest actuarial valuation at 30 June 2005 performed by RS Mitchell FIA, FIAA, ASA, the assets of Foster's Group Superannuation Fund were materially sufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The actuarial valuation at 30 June 2005 identified the value of the Foster's Group Superannuation Fund assets to be $268.2 million. Fully vested benefits at this date were $264.6 million (fund assets in excess by $3.6 million). Accrued benefits at this date were $260.1 million (fund assets in excess by $8.1 million).

The actuary has estimated that the surplus assets compared with vested benefits under the Foster's Group Superannuation Fund as at 30 June 2006 is approximately $9.1 million (30 June 2005: $3.6 million). The Group expects to contribute $4.9 million to its defined benefit pension plans in 2007 and expects contributions of $0.6 million) by plan participants.

The Group sponsors the defined benefit plans as noted above. The amounts recognised in the consolidated income statements and the funded status and amounts recognised in the consolidated balance sheets are summarised below:

	FGL		Consolidated	
Amounts recognised in income statement	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m
Current service cost	**1.7**	2.0	**6.7**	7.0
Interest cost	**1.1**	1.4	**4.5**	5.3
Expected return on plan assets	**(2.0)**	(1.8)	**(8.0)**	(6.8)
Net benefit expense	**0.8**	1.6	**3.2**	5.5
Amounts recognised in balance sheet				
Present value of benefit obligation	**28.8**	30.3	**103.1**	115.2
Fair value of plan assets	**29.6**	28.2	**107.5**	104.5
Net defined benefit superannuation fund asset/(liability)	**0.8**	(2.1)	**4.4**	(10.7)
Experience adjustments - plan liabilities	**0.4**	0.5	**1.8**	1.6
Experience adjustments - plan assets	**0.7**	1.0	**2.1**	3.3

All actuarial gains or losses are recognised in the balance sheet as they are identified. Adjustments to actuarial gains and losses are recognised directly to retained earnings, in accordance with AASB 119, "Employee Entitlements". There are no past service costs attributable to any Foster's Group defined benefit Superannuation fund. The net defined benefit Superannuation fund asset recognised at 30 June 2006 has been determined to be recoverable to the Group through contribution holidays in the future.

Note 28 Employee benefits (continued)

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Amounts recognised in statement of recognised income and expenses				
Actuarial (gain)/loss carried forward at the beginning of the year	**(2.3)**	-	**(2.8)**	-
Recognised actuarial (gain)/loss	**(2.2)**	(2.3)	**(13.0)**	(2.5)
Actuarial (gain)/loss at the end of the year	**(4.5)**	(2.3)	**(15.8)**	(2.5)
Movement in present value of benefit obligation				
Defined benefit obligation at the beginning of the year	**30.3**	31.2	**115.2**	114.2
Current service cost	**1.7**	2.0	**6.7**	7.0
Interest cost	**1.1**	1.4	**4.5**	5.4
Contributions by plan participants	**0.2**	0.2	**0.6**	0.7
Actuarial (gain)/losses	**(1.7)**	(1.3)	**(9.9)**	0.5
Benefits paid	**(2.8)**	(3.2)	**(14.2)**	(12.0)
Foreign exchange	**-**	-	**0.2**	(0.6)
Defined benefit obligation at the end of the year	**28.8**	30.3	**103.1**	115.2
Comprising amounts from:				
- plans that are wholly or partly funded	**28.8**	30.3	**103.1**	115.2
- plans that are wholly unfunded	**-**	-	**-**	-
Movement in fair value of plan assets				
Fair value of plan assets at the beginning of the year	**28.2**	27.0	**104.5**	100.7
Expected return on plan assets	**2.0**	1.8	**8.0**	6.8
Actuarial gain/(losses)	**0.5**	1.0	**3.1**	3.0
Employee contributions	**1.6**	1.4	**5.7**	5.3
Contributions by plan participants	**0.2**	0.2	**0.6**	0.7
Benefits paid	**(2.8)**	(3.2)	**(14.2)**	(12.0)
Foreign exchange	**-**	-	**(0.2)**	-
Plan assets at the end of the year	**29.7**	28.2	**107.5**	104.5

The fair value of plan assets includes no amounts relating to any of the companies own financial instruments or any property occupied by, or other assets used by the Group. The expected return on assets is determined by weighting the expected long-term return for each class by the target allocations of assets to each class. The returns used for each asset class are net of investment tax and investment fees. The actual return on plan assets was $10.8 million (2005: $10.0 million) for the Group and $2.2 million (2005: $2.5 million) for FGL. The percentage invested in each asset class at the reporting date are:

	FGL		Consolidated	
	2006	2005	**2006**	2005
	%	%	**%**	%
Equity securities	**72.0**	71.5	**71.3**	70.4
Debt securities	**25.0**	25.0	**25.0**	25.3
Property securities	**3.0**	3.5	**3.2**	3.7
Other	**-**	-	**0.5**	0.6

Note 28 Employee benefits (continued)

The principal actuarial assumptions used in determining defined benefit superannuation obligations for the Group's plans are as follows:

	FGL		Consolidated	
	2006	2005	**2006**	2005
	%	%	**%**	%
Disount rate (net of tax)	**5.0**	4.3	**5.0**	4.4
Expected rate of return on assets (net of tax)	**8.0**	7.0	**8.0**	7.0
Future salary increases	**4.0**	4.0	**4.1**	4.0
Actual return on plan assets	**15.1**	14.1	**15.1**	14.1

Note 29 Remuneration of auditors

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$ 000's	$ 000's	**$ 000's**	$ 000's
Amounts received, or due and receivable, by the auditors for:				
auditing and reviewing the financial statements				
- auditors of FGL	**2,312.0**	2,280.2	**4,757.0**	3,783.0
- associated firms of FGL auditors	**137.0**	185.0	**1,743.0**	1,491.0
- other firms			**48.0**	129.0
other assurance				
- auditors of FGL	**121.0**	405.0	**346.0**	1,365.0
- associated firms of FGL auditors			**32.0**	21.0
- other firms			**-**	237.0
Total audit and other assurance				
- auditors of FGL	**2,433.0**	2,685.2	**5,103.0**	5,148.0
- associated firms of FGL auditors	**137.0**	185.0	**1,775.0**	1,512.0
- other firms			**48.0**	366.0
	2,570.0	2,870.2	**6,926.0**	7,026.0
taxation				
- auditors of FGL	**232.0**	406.0	**232.0**	406.0
- associated firms of FGL auditors	**-**	29.0	**117.0**	280.0
Total other services				
- auditors of FGL	**232.0**	406.0	**232.0**	406.0
- associated firms of FGL auditors	**-**	29.0	**117.0**	280.0
	232.0	435.0	**349.0**	686.0
Totals				
- auditors of FGL	**2,665.0**	3,091.2	**5,335.0**	5,554.0
- associated firms of FGL auditors	**137.0**	214.0	**1,892.0**	1,792.0
- other firms			**48.0**	366.0
Total Remuneration of auditors	**2,802.0**	3,305.2	**7,275.0**	7,712.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

Note 29 Remuneration of auditors (continued)

In 2006 other assurance includes related services provided to the Group in respect to the divestments of China, Vietnam and India.

In 2005 other assurance includes audit related services provided to the Group with respect to the divestment of Lensworth and various debt offerings undertaken during the year.

Amounts for other firms are KPMG audit services for Southcorp entities.

The Audit Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Note 30 Commitments

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
- under 1 year	**0.9**	1.1	**65.8**	71.5
- between 1 year and 5 years	**1.0**	1.8	**161.8**	167.1
- over 5 years			**207.2**	166.5
Total Lease commitments	**1.9**	2.9	**434.8**	405.1
Capital expenditure and other commitments				
The following expenditure has been contracted but not provided for in the financial statements.				
Capital expenditure				
- under 1 year			**6.3**	8.8
Total Capital expenditure and other commitments			**6.3**	8.8
Other commitments				
- under 1 year	**1.2**	26.6	**25.4**	58.6
- between 1 year and 5 years	**-**	13.6	**45.5**	49.7
- over 5 years			**-**	0.2
Total Other Commitments	**1.2**	40.2	**70.9**	108.5

Note 31 Contingent liabilities

	FGL		Consolidated	
	2006	2005	**2006**	2005
Arising in respect of individual controlled entities: amounts uncalled on shares in controlled entities	**23.1**	23.1		
Arising in respect of individual controlled entities: guarantees				
- banks and other financiers	**4,229.7**	4,608.1		
- other persons			**-**	3.3
Arising in respect of other persons: guarantees				
- banks and other financiers			**150.0**	150.0
- other persons	**10.8**	90.0	**46.8**	208.5
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**7.0**	6.9	**11.0**	13.2
Total Contingent liabilities	**4,270.6**	4,728.1	**207.8**	375.0

Potential tax assessments

In May 2006 Foster's commenced a legal process to obtain certainty about the availability of Australian tax losses arising from deduction claims in respect of the funding of the Elders Finance Group (EFG) in the 1980's and 1990's. Foster's is potentially exposed to the possibility of assessments relating to the utilisation of tax losses associated with the funding of EFG. Potential assessments relate to the 1998 to 2004 income tax years and are estimated to total $237.0 million of primary tax. An additional unquantified amount of penalties and interest charges may also be due, subject to the discretions available to the Australian Commissioner of Taxation.

These tax losses are the subject of an ongoing tax audit by the Australian Taxation Office and the Commissioner of Taxation is yet to determine whether any additional assessments will be raised.

The Directors remain confident of the position adopted by the Group. Should the Australian Taxation Office issue assessments the Directors intend to vigorously defend the deduction claims.

Various other entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Under the terms of the Deed of Cross Guarantee described in note 37, FGL has guaranteed the payment of all current and future creditors in the event any of the entities party to the Deed of Cross Guarantee is wound up. No contingent liability has arisen at reporting date under this Deed.

Note 32 Notes to the statements of cash flows

Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash at bank, on hand, in transit and on short-term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	FGL		Consolidated	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
cash at bank, on hand and in transit (note 9)	**2.4**	0.8	**295.6**	153.9
cash on deposit (note 9)			**154.0**	638.2
bank overdrafts (note 21)			**(1.6)**	(0.2)
	2.4	0.8	**448.0**	791.9

Reconciliation of net cash flows from operating activities to profit after income tax				
profit for the year	**725.3**	698.5	**1,169.8**	925.2
depreciation and amortisation	**5.5**	5.5	**163.9**	149.7
contributions from partnerships			**(2.5)**	(0.9)
(profit)/loss on disposal of non-current assets			**(8.2)**	(13.9)
(profit)/loss on disposal of investments and other assets	**-**	(8.2)	**(5.1)**	(57.5)
(profit)/loss on disposal of intangibles			**(728.1)**	-
(profit)/loss on disposal of controlled entities			**(11.3)**	-
(profit)/loss on disposal of discontinued operations			**(1.8)**	(459.5)
valuation decrement on grapes and vines			**7.1**	17.7
recoverable amount write-down			**103.8**	86.7
provisions	**14.0**	3.0	**48.1**	109.5
movement in unrealised foreign exchange	**-**	0.4	**(21.1)**	(2.5)
Net cash provided by operating activities before change in assets and liabilities	**744.8**	699.2	**714.6**	754.5
change in working capital, net of effects from acquisition/disposal of controlled entities				
- receivables	**(960.4)**	(948.5)	**29.7**	(14.4)
- inventories			**59.8**	14.8
- other assets	**(6.1)**	0.7	**46.5**	3.9
- accounts payable	**(8.1)**	(5.0)	**(7.7)**	(84.9)
- provisions	**(4.0)**	(5.4)	**(7.7)**	(150.5)
net cash flows from operating activities [1]	**(233.8)**	(259.0)	**835.2**	523.4
Entities acquired				
Consideration paid and accrued				
- cash			**-**	3,106.3
- previously accrued, now paid			**206.3**	28.7
			206.3	3,135.0

1. Net cash flows from operating activities includes $692.6 million net cash inflow (2005: $84.4 million net cash outflow) resulting from net material items.

Effective from 12 May 2005 the Group obtained control of Southcorp Limited following an off market takeover offer. In June 2005 the Group initiated the compulsory acquisition of shares in Southcorp not acquired under offer. The final offer price of $4.26 per share resulted in purchase consideration, including acquisition costs and net debt acquired of $3.7 billion.

The 2005 Southcorp acquisition recognised provisions of $61.3 million for the global restructure of the Australian, USA and European businesses, covering redundancies, surplus lease contracts and other costs.

Note 32 Notes to the statements of cash flows (continued)

	Consolidated 2006 $m	2005 $m
Entities acquired (continued)		
Net assets acquired		
- cash	-	21.7
- receivables	-	369.0
- inventories	-	690.8
- investments	-	0.9
- property, plant and equipment	-	496.0
- agricultural assets	-	108.7
- intangibles	-	722.9
- other assets	-	10.2
- deferred tax assets	-	124.9
- accounts payable	-	(324.7)
- borrowings	-	(458.4)
- current tax liabilities	-	(5.2)
- provisions	-	(79.3)
- deferred tax liabilities	-	(58.6)
	-	1,618.9
outside equity interests acquired	-	8.3
goodwill acquired	-	1,632.0
	-	3,259.2
cash consideration (net of debt acquired)	-	3,106.3
accrued consideration	-	152.9
consideration previously accrued, now paid	**206.3**	28.7
less: net cash balances and cash equivalents acquired	-	(21.7)
	206.3	3,266.2
Net assets of entities acquired reconciles to the cash flow statement as follows:		
payments to acquire controlled entities (net of cash balances acquired)	**(156.2)**	(3,059.4)
payments to acquire minority interest in controlled entities	-	(22.7)
payments to acquire other assets	**(50.1)**	(31.2)
	(206.3)	(3,113.3)
Entities disposed		
Consideration		
- net proceeds per cash flow statement	**28.9**	786.2
- cash at disposal date	**0.3**	6.5
- gross proceeds	**29.2**	792.7
- loan repayment	-	-
- deferred consideration and accrued costs	-	-
	29.2	792.7
Net assets disposed of		
- cash	**0.3**	6.5
- receivables	**1.9**	35.9
- inventories	**12.1**	295.9
- property, plant and equipment	**1.6**	1.6
- intangibles	**0.9**	-
- accounts payable	**(3.2)**	(4.7)
- borrowings	**(0.1)**	-
- provisions	**(1.1)**	(2.1)
	12.4	333.1
Gross profit on disposal	**16.8**	459.6
Restructuring costs	**(5.5)**	-
Net profit on disposal	**11.3**	459.6

Refer to Borrowings (note 21) and Employee equity plans (note 27) for details of non-cash financing transactions relating to employee share plans, the Long Term Incentive Plan and the DRP.

Note 33 Non-Director related party disclosures

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 26 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest-free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Note 34 Events occurring after reporting date

On 4 August 2006 the Group announced the sale of its business in Vietnam to Asia Pacific Breweries for US$105 million, and its business and the Foster's brand in India to SABMiller plc for US$120 million, marking the Group's exit from brewing in the Asian region. These transactions are expected to be completed in September 2006.

On 29 August 2006 the Group announced its intention to divest the Wine Clubs and Services business and has appointed external advisors to commence the sales process.

In addition, the Group announced an "on market" share buy-back program of up to $200 million.

Note 35 International Financial Reporting Standards

This is the Group's first full year financial report prepared in accordance with the requirements of AIFRS. Foster's is required to adopt AIFRS from 1 July 2005. Comparative information is required to be restated, with the exception of the requirements of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which is only applicable from 1 July 2005 and no comparative information is required.

Presented below are restated balance sheets at 1 July 2004, 30 June 2005 and 1 July 2005, together with the restated income statements for the period ending 30 June 2005 as a result of the transition to AIFRS. There are no changes to the cash flow statement identified as part of AIFRS transition.

Note 35 International Financial Reporting Standards (continued)

(a) At the date of transition to AIFRS: 1 July 2004	Note	Previous AGAAP $m	Consolidated Effect of transition to AIFRS $m	AIFRS $m
Current assets				
Cash and cash equivalents		709.6		**709.6**
Receivables		692.1		**692.1**
Inventories	(j)	1,054.8	(20.8)	**1,034.0**
Other financial assets		0.1		**0.1**
Other current assets		55.8		**55.8**
Non-current assets classified as held for sale	(j)	-	202.6	**202.6**
Total current assets		2,512.4	181.8	**2,694.2**
Non-current assets				
Receivables		82.8		**82.8**
Inventories	(f)	552.6	(33.7)	**518.9**
Investments accounted for using the equity method		91.3		**91.3**
Other financial assets		76.9		**76.9**
Property, plant and equipment	(f), (j)	2,142.5	(164.2)	**1,978.3**
Agricultural assets	(j)	265.3	(21.4)	**243.9**
Intangible assets	(b), (c)	2,285.8	(789.3)	**1,496.5**
Deferred tax assets	(d)	387.0	5.8	**392.8**
Other non-current assets		46.5		**46.5**
Total non-current assets		5,930.7	(1,002.8)	**4,927.9**
Total assets		8,443.1	(821.0)	**7,622.1**
Current liabilities				
Payables	(j)	722.0	(26.7)	**695.3**
Borrowings		1,112.2		**1,112.2**
Current tax liabilities		53.9		**53.9**
Provisions	(j), (m)	172.1	43.5	**215.6**
Liabilities directly associated with non-current assets held for sale	(j)	-	28.1	**28.1**
Total current liabilities		2,060.2	44.9	**2,105.1**
Non-current liabilities				
Payables		126.4		**126.4**
Borrowings		1,259.6		**1,259.6**
Deferred tax liabilities	(d)	307.8	451.0	**758.8**
Provisions	(e), (m)	88.9	(31.6)	**57.3**
Total non-current liabilities		1,782.7	419.4	**2,202.1**
Total liabilities		3,842.9	464.3	**4,307.2**
Net assets		4,600.2	(1,285.3)	**3,314.9**
Equity				
Shareholders' interest				
Contributed equity		3,570.7		**3,570.7**
Reserves	(a), (c), (i)	(75.8)	84.7	**8.9**
Retained profits	(l)	1,060.5	(1,370.0)	**(309.5)**
Total parent entity interest		4,555.4	(1,285.3)	**3,270.1**
Minority interests		44.8		**44.8**
Total equity		4,600.2	(1,285.3)	**3,314.9**

Note 35 International Financial Reporting Standards (continued)

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005	Note	Previous AGAAP $m	Consolidated Effect of transition to AIFRS $m	AIFRS $m
Current assets				
Cash and cash equivalents		792.1		**792.1**
Receivables		989.3		**989.3**
Inventories	(j), (k)	1,497.5	(8.5)	**1,489.0**
Other current assets		57.4		**57.4**
Non-current assets classified as held for sale	(j)	-	107.6	**107.6**
Total current assets		3,336.3	99.1	**3,435.4**
Non-current assets				
Receivables	(k)	80.7	0.5	**81.2**
Inventories	(f), (j)	439.1	(38.2)	**400.9**
Investments accounted for using the equity method	(g)	62.0	1.3	**63.3**
Property, plant and equipment	(f), (j)	2,555.4	(89.2)	**2,466.2**
Agricultural assets	(j)	419.6	(5.4)	**414.2**
Intangible assets	(b), (c), (g), (k)	4,368.7	(737.4)	**3,631.3**
Deferred tax assets	(d)	365.2	12.9	**378.1**
Other non-current assets		118.3		**118.3**
Total non-current assets		8,409.0	(855.5)	**7,553.5**
Total assets		11,745.3	(756.4)	**10,988.9**
Current liabilities				
Payables	(j)	1,039.7	(13.3)	**1,026.4**
Borrowings		597.1		**597.1**
Current tax liabilities		45.8		**45.8**
Provisions	(j), (k), (m)	182.9	41.0	**223.9**
Liabilities directly associated with non-current assets held for sale	(j)	-	27.0	**27.0**
Total current liabilities		1,865.5	54.7	**1,920.2**
Non-current liabilities				
Payables	(j)	105.4	(12.9)	**92.5**
Borrowings		4,431.6		**4,431.6**
Deferred tax liabilities	(d)	325.7	467.3	**793.0**
Provisions	(e), (j), (k), (m)	73.0	(28.6)	**44.4**
Total non-current liabilities		4,935.7	425.8	**5,361.5**
Total liabilities		6,801.2	480.5	**7,281.7**
Net assets		4,944.1	(1,236.9)	**3,707.2**
Equity				
Shareholders' interest				
Contributed equity	(i)	3,524.0	4.9	**3,528.9**
Reserves	(a), (c), (i)	(289.3)	210.5	**(78.8)**
Retained profits	(l)	1,670.9	(1,452.3)	**218.6**
Total parent entity interest		4,905.6	(1,236.9)	**3,668.7**
Minority interests		38.5		**38.5**
Total equity		4,944.1	(1,236.9)	**3,707.2**

Note 35 International Financial Reporting Standards (continued)

(c) Adjustments on transition to AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement: 1 July 2005	Note	AIFRS 30 June 2005 $m	Consolidated Effects of AASB 139 Fin instruments $m	AIFRS 1 July 2005 $m
Current assets				
Cash and cash equivalents		792.1		**792.1**
Receivables	(p)	989.3	(74.9)	**914.4**
Inventories		1,489.0		**1,489.0**
Other current assets	(p)	57.4	(7.1)	**50.3**
Non-current assets classified as held for sale		107.6		**107.6**
Derivative financial assets	(o)	-	74.5	**74.5**
Total current assets		3,435.4	(7.5)	**3,427.9**
Non-current assets				
Receivables	(p)	81.2	(11.8)	**69.4**
Inventories		400.9		**400.9**
Investments accounted for using the equity method		63.3		**63.3**
Property, plant and equipment		2,466.2		**2,466.2**
Agricultural assets		414.2		**414.2**
Intangible assets		3,631.3		**3,631.3**
Deferred tax assets	(p)	378.1	10.1	**388.2**
Other non-current assets	(p)	118.3	(77.3)	**41.0**
Derivative financial assets	(o)	-	130.0	**130.0**
Total non-current assets		7,553.5	51.0	**7,604.5**
Total assets		10,988.9	43.5	**11,032.4**
Current liabilities				
Payables	(p)	1,026.4	(14.1)	**1,012.3**
Borrowings		597.1		**597.1**
Current tax liabilities		45.8		**45.8**
Provisions		223.9		**223.9**
Liabilities directly associated with non-current assets held for sale		27.0		**27.0**
Derivative financial liabilities	(o)	-	0.4	**0.4**
Total current liabilities		1,920.2	(13.7)	**1,906.5**
Non-current liabilities				
Payables		92.5		**92.5**
Borrowings	(o)	4,431.6	103.9	**4,535.5**
Deferred tax liabilities	(o)	793.0	(10.8)	**782.2**
Provisions		44.4		**44.4**
Derivative financial liabilities	(o)	-	11.9	**11.9**
Total non-current liabilities		5,361.5	105.0	**5,466.5**
Total liabilities		7,281.7	91.3	**7,373.0**
Net assets		3,707.2	(47.8)	**3,659.4**
Equity				
Shareholders' interest				
Contributed equity		3,528.9		**3,528.9**
Reserves	(o), (p)	(78.8)	(34.4)	**(113.2)**
Retained profits	(o), (p)	218.6	(13.4)	**205.2**
Total parent entity interest		3,668.7	(47.8)	**3,620.9**
Minority interests		38.5		**38.5**
Total equity		3,707.2	(47.8)	**3,659.4**

Note 35 International Financial Reporting Standards (continued)

(a) Reconciliation of profit for the year ended 30 June 2005	Note	Previous AGAAP $m	Consolidated Effect of transition to AIFRS Disclosure $m	Financial $m	AIFRS $m
Revenue	(h)	3,946.4	208.6		**4,155.0**
Cost of Sales	(h)	(1,990.8)	17.6		**(1,973.2)**
Gross Profit		1,955.6	226.2		**2,181.8**
Other Income	(h)	1,363.8	(1,269.7)		**94.1**
Selling expenses	(h)	(319.7)	57.0		**(262.7)**
Marketing expenses		(350.6)			**(350.6)**
Distribution expenses		(50.2)			**(50.2)**
Administration expenses	(h)	(610.3)	66.4		**(543.9)**
Other expenses	(c), (g), (h), (i), (k), (n)	(737.3)	436.5	(17.6)	**(318.4)**
Share of profit of associates	(g)	5.7		1.3	**7.0**
Profit from continuing operations before tax and finance costs		1,257.0	(483.6)	(16.3)	**757.1**
Finance income	(h)	108.0	(71.9)		**36.1**
Finance costs	(f), (h)	(207.1)	71.9	3.0	**(132.2)**
Net finance costs		(99.1)	-	3.0	**(96.1)**
Profit before tax from continuing operations	(n)	1,157.9	(483.6)	(13.3)	**661.0**
Income tax expense	(d), (h)	(216.5)	15.8	(2.9)	**(203.6)**
Profit after tax from continuing operations		941.4	(467.8)	(16.2)	**457.4**
Net profit from discontinued operations	(h)		467.8		**467.8**
Net profit attributable to minority interests		(5.3)			**(5.3)**
Net profit attributable to members of Foster's Group Limited		936.1	-	(16.2)	**919.9**

Note 35 International Financial Reporting Standards (continued)

	1 July 2004 $m	30 June 2005 $m
(a) Foreign Currency Translation Reserve		
In accordance with an election made under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations has been reset to nil as at 1 July 2004. The financial impact of this accounting policy change is to reduce the FCTR with a corresponding decrease in retained earnings.	294.3	343.9
(b) Impairment of Assets		
In accordance with the requirements of AASB 136 "Impairment of Assets", impairment of asset testing is performed on a discounted future cash flow basis for each cash-generating unit. Under previous AGAAP the assessment of recoverable amount of non-current assets was made with reference to undiscounted cash flows. On transition to AIFRS, an adjustment is required to reduce the carrying value of goodwill due to the effect of discounting or identified impairment. The financial impact of this accounting policy change is to reduce the carrying value of goodwill and retained earnings in the following segment:		
- Wine/Australia	-	3.1
- Wine/Americas	5.0	5.0
	5.0	8.1

	Year Ended 30 June 2005 $m
The financial impact in the Income Statement is an impairment to goodwill in the following segment:	
- Wine/Australia	3.1

	1 July 2004 $m	30 June 2005 $m
(c) Brand Names, Mailing Lists, Patents and Licenses		
In accordance with AASB 138 "Intangible Assets," internally generated brand names and mailing lists have been derecognised, as the standard does not permit the recognition of internally generated intangibles. The financial impact of this accounting policy change is to reduce non-current intangible assets. This adjustment has been initially applied to eliminate the remaining asset revaluation reserve ($218.5 million) with the remainder ($565.8 million) reducing retained earnings. The reduction in intangible assets has occurred in the following segments:		
- Australian Beer/Australia	678.1	678.1
- Wine/Australia	35.6	35.6
- Wine/Asia and Pacific	1.9	1.9
- Wine/Europe	57.9	57.9
- Wine/Americas	10.8	10.8
	784.3	784.3

Note 35 International Financial Reporting Standards (continued)

	Year Ended 30 June 2005 $m
The financial impact in the Income Statement is a reduction in the amortisation expense for brand names and mailing lists, and hence an increase in profit in the following segments:	
- Wine/Australia	9.4
- Wine/Americas	2.7
	12.1

	1 July 2004 $m	30 June 2005 $m

(d) Income Taxes

Under AASB 112 "Income Taxes," tax effect accounting prescribes the balance sheet liability approach as opposed to the previous AGAAP Group policy which applied the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses has changed from "virtually certain" under the previous guidance to a test of probability. The effects of the adoption of AIFRS are as follows:

	1 July 2004 $m	30 June 2005 $m
Deferred Tax Assets		
- Deferred tax asset on unbooked tax losses	24.7	24.7
- Deferred tax asset on unrealised foreign exchange adjustments	(22.0)	(22.0)
- Other miscellaneous adjustments	3.1	10.2
	5.8	12.9
Deferred Tax Liabilities		
- Deferred tax liability on brand names	(277.7)	(277.7)
- Deferred tax liability on property, plant and equipment	(151.5)	(151.5)
- Deferred tax liability on grape vines	(36.0)	(36.0)
- De-recognition of deferred tax liability on capitalised interest	11.3	11.3
- Other miscellaneous adjustments	2.9	(13.4)
	(451.0)	(467.3)

(e) Employee Benefits – Superannuation

Under AASB 119 "Employee Benefits," the Group recognises the net position of defined benefit superannuation funds in the balance sheet, based on an actuarial calculation. On transition, the initial adjustment is to retained earnings, with subsequent actuarial gains and losses recorded directly in retained earnings. The financial impact of this accounting policy change is to increase non-current provisions. For the Corporate adjustment, there is a corresponding decrease in retained earnings. For the Wine balances, these relate to adjustments in the underlying Southcorp net assets, therefore for these amounts, a corresponding adjustment is made to goodwill. Adjustments have occurred in the following segments:

	1 July 2004 $m	30 June 2005 $m
- Wine/Australia – surplus	-	0.5
- Wine/Americas – deficit	-	(0.4)
- Corporate - deficit	(13.3)	(10.8)
	(13.3)	(10.7)

The financial impact in the Income Statement is an increase in the expense attributable to defined benefit superannuation funds of $0.2 million for the year ended 30 June 2005.

Note 35 International Financial Reporting Standards (continued)

	1 July 2004 $m	30 June 2005 $m

(f) Borrowing Costs

Under AASB 123 "Borrowing costs" can be expensed or capitalised. The Group has decided to change its previous accounting policy so that borrowing costs are now expensed as incurred rather than capitalising borrowing costs for qualifying assets. The financial impact of this accounting policy change is to reduce non-current inventory and property, plant and equipment, and retained earnings:

	1 July 2004 $m	30 June 2005 $m
- Inventory	33.7	30.9
- Property, plant and equipment	3.8	3.6
	37.5	34.5

Interest that was previously capitalised was subsequently amortised over time into interest expense. The financial impact on the income statement therefore is the net difference between the expensing of the interest expense and the reversal of the previously recorded amortisation and results in a decrease in net interest expense of $3.0 million for the year ended 30 June 2005.

	Year Ended 30 June 2005 $m
- Interest capitalised on qualifying assets	15.7
- amortisation of interest capitalised on qualifying assets	(18.7)
	(3.0)

(g) Goodwill

Under AASB 3 "Business Combinations", amortisation of goodwill is prohibited. The effect of this is to increase the value of goodwill in the balance sheet and reduce the goodwill amortisation expense in the income statement in the following segments:

- Australian Beer	6.3
- International Beer	1.5
- Wine/Australia (including Southcorp)	27.4
- Wine/Asia and Pacific	0.9
- Wine/Americas	17.7
- Wine/Europe	7.0
	60.8

Included in International Beer is goodwill associated with equity accounted investments of $0.6 million for the half year ended 31 December 2004 and $1.3 million for the year ended 30 June 2005.

(h) Profit and Loss Disclosure Adjustments

Revenue from dividends, rent, non-alcoholic beverage income, sales by Capital Liquor (a division of CUB), hop extract sales, bio-resources income and wine club membership fees previously disclosed in "Other operating revenue" is now recognised as part of gross profit.	208.6
Agriculture expenses (previously recognised as self generating and regenerating asset expenses) are now disclosed as part of Cost of Sales.	17.6
Revenue and expenses in relation to discontinued operations previously disclosed in other income, selling, administration and other expenses have been reversed and disclosed against the "Net profit from discontinued operations" line.	467.8
The benefit from interest rate swaps has been shown net of finance costs rather than interest revenue. Net interest expense remains unchanged.	71.9

Note 35 International Financial Reporting Standards (continued)

(i) Share Based Payments

Under AASB 2 "Share-based Payment," share based payments issued to employees are recognised as an expense in respect of the services received, pro-rated over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The transitional and cumulative financial effect of this adjustment is to increase share capital for the Employee Share Grant portion and reserves for the Long Term Incentive Plan component with a corresponding decrease in retained earnings in the following segments:

	1 July 2004 $m	30 June 2005 $m
- Australian Beer	1.3	4.5
- International Beer	0.7	1.6
- Wine	3.4	8.7
- Corporate	3.5	6.6
	8.9	21.4

The financial impact in the Income Statement is an increase in share based payments expense of $12.5 million ($4.9 million relating to Employee Share Grant) for the year ended 30 June 2005.

	Year Ended 30 June 2005 $m
- Australian Beer/Australia	3.2
- International Beer	0.8
- Wine/Australia	1.1
- Wine/Asia and Pacific	1.6
- Wine/Europe	0.2
- Wine/Americas	2.5
- Corporate/Australia	3.1
	12.5

Note 35 International Financial Reporting Standards (continued)

(j) Non-current Assets Held for Sale and Discontinuing Operations

The requirements of AASB 5 "Non-current Assets Held for Sale and Discontinuing Operations" are for these amounts to be disclosed separately on the balance sheet. The following amounts reclassified to "Non-current assets held for sale" and "Liabilities associated with Non-current assets held for sale" pertain to ALH residual properties, Kent brewery and certain winery and vineyards identified for sale as part of the 2004 Wine Trade Operational Review:

	1 July 2004 $m	30 June 2005 $m
- Inventories (current)	20.8	9.3
- Inventories (non-current)	-	7.3
- Land and buildings	125.5	82.2
- Plant and equipment	34.9	3.4
- Agriculture	21.4	5.4
Total assets reclassified to "Non-current assets held for sale"	202.6	107.6
- Payables (current)	(26.7)	(13.3)
- Provisions (current)	(1.4)	(0.4)
- Payables (non-current)	-	(12.9)
- Provisions (non-current)	-	(0.4)
Total liabilities reclassified to "Liabilities associated with Non-current assets held for sale"	(28.1)	(27.0)
Net balance	174.5	80.6

(k) Business Combinations

AASB 3 "Business Combinations" results in a revision to the calculation of goodwill arising on acquisition of a business. Certain costs previously capitalised to goodwill, such as restructuring costs, are now expensed directly in the income statement. The financial impact of this accounting policy change is to reallocate $70.5 million of Southcorp restructuring expenses (pre tax) from goodwill to F05 profit and loss. Furthermore, contingent liabilities are required to be recognised in the balance sheet as part of the fair value of net assets acquired. Recognition of contingent liabilities will increase the value attributed to goodwill.

	Pre-tax $m	Tax Effect $m	Net Credit to Goodwill $m
- Restructuring Costs	70.5	(21.4)	49.1
- Contingent Liabilities	(2.0)	-	(2.0)
- Other net assets	4.0	(34.5)	(30.5)
- Amortisation of goodwill	(10.3)	-	(10.3)
Goodwill adjustment on transition to AIFRS	62.2	(55.9)	6.3

F05 Comparative profit decrease

	Pre-tax $m	Tax Effect $m	Net debit to F05 profit $m
- Restructuring Costs			
- Wine	66.4	(20.8)	45.6
- Corporate	7.2	(1.9)	5.3
	73.6	(22.7)	50.9
- Amortisation of goodwill	(10.3)	-	(10.3)
Net profit impact	63.3	(22.7)	40.6

Southcorp restructuring costs affecting the F05 income statement of $50.9 million ($73.6 million pre-tax) is higher than the $49.1 million ($70.5 million pre tax) reduction to goodwill due to an Americas restructuring transaction of $1.8 million ($3.1 million pre tax) which was not recognised under previous GAAP.

The reduction to goodwill of $6.3 million is lower than the reduction to F05 net profit due to:

	Pre-tax $m	Tax Effect $m	Net impact $m
- recognition of contingent liability direct to goodwill	2.0	-	2.0
- movement in Southcorp acquired net assets due to AIFRS changes	(4.0)	34.5	30.5
- recognition of Americas restructuring provision	3.1	(1.3)	1.8
	1.1	33.2	34.3

Note 35 International Financial Reporting Standards (continued)

(l) Retained Earnings

The effect on retained earnings of the changes set out above are as follows:

	1 July 2004 $m	30 June 2005 $m
Foreign Currency Translation Reserve	(294.3)	(294.3)
Impairment of Assets	(5.0)	(8.1)
Share Based Payments	(8.9)	(8.9)
Brand Names, Mailing Lists, Patents and Licenses	(565.8)	(565.8)
Employee Benefits – Superannuation	(13.3)	(13.3)
Borrowing Costs	(37.5)	(37.5)
Income Taxes	(445.2)	(445.2)
Impact on opening retained earnings	(1,370.0)	(1,370.0)
Superannuation actuarial gains recognised directly in equity	-	2.5
	(1,370.0)	(1,367.5)
- Pre tax	-	(13.3)
- Tax	-	(2.9)
Impact on net profit after tax (including significant items)	-	(16.2)
Reversal of F05 transfer between reserves		(68.6)
Total impact on retained profits	(1,370.0)	(1,452.3)

(m) Employee Entitlements

	1 July 2004 $m	30 June 2005 $m
AASB 101 "Presentation of Financial Statements" provides guidance on classification of current and non-current liabilities, stating that where an entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, that liability shall be classified as current. The Group has reclassified its non-current employee entitlements to current where such conditions exist. The total amount transferred from non-current employee entitlements to current is as follows:	44.9	41.0

(n) Net profit and loss movements

	Year Ended 30 June 2005 $m
Other expenses movement comprises	
Reduction in amortisation of brand names and mailing lists - refer (c)	12.1
Reduction in amortisation of goodwill - refer (g)	59.5
Share-based payments - refer (i)	(12.5)
Southcorp restructuring costs reclassified from goodwill - refer (k)	(73.6)
Impairment to goodwill - refer (b)	(3.1)
	(17.6)
Profit before tax from continuing operations movements comprises	
Reduction in amortisation of brand names and mailing lists - refer (c)	12.1
Reduction of amortisation of goodwill (including equity accounting disclosure) - refer (g)	60.8
Share-based payments - refer (i)	(12.5)
Southcorp restructuring costs reclassified from goodwill - refer (k)	(73.6)
Elimination of capitalised borrowing costs – refer (f)	3.0
Impairment of goodwill - refer (b)	(3.1)
	(13.3)

Note 35 International Financial Reporting Standards (continued)

AASB 139 "Financial instruments – recognition and measurement" transition

(o) Derivative financial assets, Derivative financial liabilities and Borrowings

The requirements of AASB 139 "Financial Instruments – recognition and measurement" require the recognition of the fair value of derivative financial assets and liabilities as a separate balance sheet category. Derivatives instruments comprise interest rate swaps and foreign currency forward contracts. Interest rate swaps are used to hedge certain interest rate exposures on the Group's debt portfolio and the foreign currency forward contracts are used to hedge certain trading transactions. The fair value of the interest rate swaps was previously an off balance sheet disclosure.

	Pre-tax $m	Tax Effect $m	Post-tax $m
Treasury unallocated total assets			
- derivative financial assets - interest rate swaps	130.0	(42.2)	87.8
- derivative financial assets – cash flow hedges	74.5	(4.0)	70.5
	204.5	(46.2)	158.3
Treasury unallocated total liabilities			
- borrowings – fair value component	(130.5)	42.5	(88.0)
- debt issuance costs	26.6		26.6
	(103.9)	42.5	(61.4)
- derivative financial liabilities - interest rate swaps	(11.9)	3.6	(8.3)
- derivative financial liabilities – cash flow hedges	(0.4)	-	(0.4)
	(12.3)	3.6	(8.7)

(p) Other debtors, Other creditors, Other assets

Certain foreign currency forward contract derivative balances were previously recognised on the balance sheet in the "Receivables" and "Payables" category.

In addition, the re-classification and re-measurement of certain financial assets and financial liabilities under the requirements of AASB 139 "Financial instruments – recognition and measurement" has resulted in a change in carrying values, mainly associated with the interest bearing impact on these net assets.

	Pre-tax $m	Tax Effect $m	Post-tax $m
Receivables - current			
- Treasury unallocated	(14.1)	-	(14.1)
- Wine / Australia	(60.8)	-	(60.8)
	(74.9)	-	(74.9)
Receivables – non current			
- Australian beer / Australia	(1.2)	0.4	(0.8)
- Corporate / Australia	(10.6)	3.2	(7.4)
	(11.8)	3.6	(8.2)
Other current assets			
- Australian beer / Australia	(1.4)	0.4	(1.0)
- Corporate / Australia	(0.7)	0.2	(0.5)
- Treasury unallocated	(5.0)	1.5	(3.5)
	(7.1)	2.1	(5.0)
Other non current assets			
- Australian beer / Australia	(2.7)	0.8	(1.9)
- Wine / Americas	(2.8)	1.1	(1.6)
- Treasury unallocated	(71.8)	14.8	57.0
	(77.3)	16.7	(60.6)
Payables - current			
- Treasury unallocated	(14.1)	-	(14.1)

Note 35 International Financial Reporting Standards (continued)

Condensed FGL balance sheet	Note	1 July 2004 Previous AGAAP $m	1 July 2004 AIFRS impact $m	1 July 2004 AIFRS $m	30 June 2005 Previous AGAAP $m	30 June 2005 AIFRS impact $m	30 June 2005 AIFRS $m
Current assets							
Cash assets		0.2		**0.2**	0.8		**0.8**
Receivables	(r)	5,643.6		**5,643.6**	8,167.1	13.8	**8,180.9**
Other current assets		2.6		**2.6**			
Total current assets		5,646.4		**5,646.4**	8,167.9	13.8	**8,181.7**
Non-current assets							
Receivables		75.3		**75.3**	54.4		**54.4**
Other financial assets	(s)	679.9	(139.3)	**540.6**	637.2	66.7	**703.9**
Property, plant and equipment		20.0		**20.0**	14.6		**14.6**
Deferred tax assets	(s)	94.6	(80.9)	**13.7**	66.4	(52.7)	**13.7**
Total non-current assets		869.8	(220.2)	**649.6**	772.6	14.0	**786.6**
Total assets		6,516.2	(220.2)	**6,296.0**	8,940.5	27.8	**8,968.3**
Current liabilities							
Payables		1,397.3		**1,397.3**	1,705.1		**1,705.1**
Interest bearing liabilities		661.5		**661.5**	2,772.6		**2,772.6**
Current tax liabilities		40.4		**40.4**	40.3		**40.3**
Provisions		5.6		**5.6**	6.2		**6.2**
Total current liabilities		2,104.8		**2,104.8**	4,524.2		**4,524.2**
Non-current liabilities							
Payables		55.6		**55.6**	39.3		**39.3**
Deferred tax liabilities	(s)	138.1	(137.7)	**0.4**	178.2	(177.8)	**0.4**
Provisions	(q)	4.0	4.4	**8.4**	3.2	2.1	**5.3**
Total non-current liabilities		197.7	(133.3)	**64.4**	220.7	(175.7)	**45.0**
Total liabilities		2,302.5	(133.3)	**2,169.2**	4,744.9	(175.7)	**4,569.2**
Net assets		4,213.7	(86.9)	**4,126.8**	4,195.6	203.5	**4,399.1**
Equity							
Shareholders' interest							
Contributed equity	(r)	3,570.7		**3,570.7**	3,524.0	4.9	**3,528.9**
Reserves	(r)	-	8.9	**8.9**	-	16.5	**16.5**
Retained profits	(q), (r), (s)	643.0	(95.8)	**547.2**	671.6	182.1	**853.7**
Total equity		4,213.7	(86.9)	**4,126.8**	4,195.6	203.5	**4,399.1**

Note 35 International Financial Reporting Standards (continued)

FGL income statement **Reconciliation of profit for the year ended 30 June**	Note	Previous AGAAP $m	Effect of transition to AIFRS Disclosure $m	 Financial $m	**AIFRS $m**
Revenue			663.7		**663.7**
Cost of sales					
Gross Profit			663.7		**663.7**
Other income	(r)	673.4	(663.7)	13.8	**23.5**
Selling expenses					
Marketing expenses		(1.5)			**(1.5)**
Distribution expenses		-			**-**
Administration expenses		(44.5)			**(44.5)**
Other expenses	(q)	(8.9)		(3.1)	**(12.0)**
Share of profit of associates		-			**-**
Profit from continuing operations before tax and finance costs		618.5		10.7	**629.2**
Finance income		98.5			**98.5**
Finance costs		(21.6)			**(21.6)**
Net finance costs		76.9		-	**76.9**
Profit before tax from continuing operations		695.4		10.7	**706.1**
Income tax expense	(s)	(202.2)		194.6	**(7.6)**
Profit after tax from continuing operations		493.2		205.3	**698.5**
Net profit from discontinued operations					
Net profit attributable to minority interests					
Net profit attributable to members of Foster's Group Limited		**493.2**		**205.3**	**698.5**

Note 35 International Financial Reporting Standards (continued)

(q) Employee benefits - Superannuation

FGL recognises a portion of the Foster's Group Superannuation Fund net position in the balance sheet, based on the number of members employed by, or performing services for, the parent entity. At 1 July 2004, the net defined benefit liability attributable to FGL was $4.2 million and at 30 June 2005, the net liability was $2.1 million. The retained earnings adjustment in 2005 was $2.3 million, representing the defined benefit actuarial gain for the year and the defined benefit pension expense was $1.6 million. Refer to (e) for full financial impact of Group superannuation funds.

(r) Share-based Payment

FGL recognises the entire share-based payment obligation in the parent entity balance sheet because employees become entitled to FGL ordinary shares upon meeting all vesting conditions. At 1 July 2004, the financial impact was $8.9 million adjustment between retained profits and reserves. During 2005, $4.9 million of options and share grants converted to Contributed equity and were transferred to reserves. Refer to (i) for explanation of the Group treatment of share-based payments.

In 2005, FGL received a benefit of $13.8 million from re-charges of share-based payment costs to Foster's Group divisions. This benefit is reflected through other income and has been charged through intercompany receivables on the balance sheet.

Adjustment resulting from change in accounting policy

On 1 July 2005, the following AIFRS adjustment was made to retained earnings:

Fair value adjustment to interest-free employee share loans (net of tax) was $6.9 million.

On 1 July 2005, interest-free loans (receivables) granted to Foster's employees for the purchase of Company shares were discounted to reflect the implicit interest rate within the loans. The discounted component of the interest-free loans will be unwound through finance income over the term of the loans, resulting in a credit to the income statement of approximately $0.8 million per year. Refer to (o) for an explanation of the treatment of other financial instruments recorded by the Group under AIFRS.

(s) Taxation

Foster's has adopted UIG 1052 "Tax Consolidation Accounting" from 1 July 2004. At 1 July 2004, all tax amounts have been measured on a "group allocation" approach in accordance with AASB 112 "income Taxes" and the remeasured current and deferred tax amounts for the tax-consolidated group have been allocated among each entity. Current tax assets and liabilities are paid by the head entity (FGL) for entities forming part of the tax-consolidated group. These balances are transferred to the head entity in the tax consolidated group via distributions or contributions and are recognised in FGL as movements in Other financial assets (Controlled entities).

Note 36 Controlled entities

The Group has a 100 per cent ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation		Country of incorporation
3S SAS [1]	France	Bulmer Australia Ltd. [2]	Australia
A.C.N. 004 039 070 Pty. Ltd.	Australia	Bulmer Harvest Limited	New Zealand
A.C.N. 008 008 526 Pty. Ltd.	Australia	C.U.B. Pty. Ltd.	Australia
A.C.N. 070 379 869 Pty. Ltd.	Australia	Cardmember Wines Limited	New Zealand
Accenta Paul GmbH Beratung Fur Werbung Und Direktvertrieb	Germany	Cardmember Wines Pty. Limited	Australia
Aldershot Nominees Pty. Ltd. [2]	Australia	Carlton & United Breweries (N S W) Pty. Ltd. [2]	Australia
Amayana Pty. Ltd.	Australia	Carlton and United Beverages Limited (formerly Foster's Australia Limited) [2]	Australia
Amberton Wines Pty. Limited	Australia	Carlton and United Breweries (Queensland) Pty. Ltd. [2]	Australia
AML&F Holdings Pty. Ltd.	Australia	Carlton and United Breweries Pty. Ltd. [2]	Australia
Amwex Inc.	United States	Carlton Brewery Hotels (N.R.) Pty. Ltd. [2]	Australia
Anglemaster Limited	United Kingdom	Carlton Brewery Hotels Pty. Ltd. [2]	Australia
Archana Pty. Ltd.	Australia	Carter and Associates (2000) Limited	New Zealand
Ashwick (N.T.) No.7 Pty. Ltd.	Australia	Cascade Brewery Company Pty. Ltd. [2]	Australia
Ashwick (Qld) No 15 Pty. Ltd.	Australia	Cellarmaster Wines (UK) Limited	United Kingdom
Ashwick (Qld.) No. 127 Pty. Ltd.	Australia	Cellarmaster Wines Czech Republic s.r.o. [1]	Czech Republic
Ashwick (Qld.) No. 167 Pty. Ltd.	Australia	Cellarmaster Wines Denmark ApS [1]	Denmark
Ashwick (Qld.) No. 96 Pty. Ltd.	Australia	Cellarmaster Wines Europe B.V.	Netherlands
Austindia Pty. Ltd. [1]	Australia	Cellarmaster Wines GmbH	Austria
Australian Estates Pty. Ltd.	Australia	Cellarmaster Wines GmbH	Germany
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia	Cellarmaster Wines Holdings (UK) Limited	United Kingdom
B. Seppelt & Sons Limited [7]	Australia	Cellarmaster Wines Limited	New Zealand
Bacchus Gate Corp.	United States	Cellarmaster Wines Pty. Limited [2]	Australia
Balfours Imports Inc.	United States	Cellarmasters Direct Selling Europe	Germany
Barossa Vineyards Limited [7]	Australia	CNAB Pty. Ltd. [2]	Australia
Beringer Blass Distribution S.R.L.	Italy	Coldstream Australasia Limited [7]	Australia
Beringer Blass Italia S.R.L.	Italy	Craigburn Land Co. Pty. Ltd.	Australia
Beringer Blass Wine Estates Chile Limitada	Chile	CSB Pty. Ltd.	Australia
Beringer Blass Wine Estates Limited	New Zealand	Cuppa Cup Vineyards Pty. Limited [7]	Australia
Beringer Blass Wine Estates Limited	United Kingdom	Data Co-ordination Centre Inc. - The Wine Exchange	United States
Beringer Blass Wines Pty. Ltd. [2]	Australia	Demener Pty. Ltd. – in liquidation	Australia
Beringer Wine Estates Foreign Sales Corporation	Barbados	Dennys Strachan Mercantile Pty. Ltd.	Australia
Bevcorp Pty. Ltd.	Australia	Derel ESC Pty. Ltd. [2]	Australia
Bilyara Vineyards Pty. Ltd. [2]	Australia	Devil's Lair Pty. Ltd. [7]	Australia
Bourse du Vin International B.V.	Netherlands	Dismin Investments Pty. Ltd. [2]	Australia
Bourse du Vin Limited	United Kingdom	Dorrien Estate Winery Pty. Ltd. [2]	Australia
Brenchley Pty. Limited [7]	Australia	Dreamgame Limited (formerly Foster's Wine Estates EMEA Limited)	United Kingdom
Brewing Holdings Pty. Ltd. [2]	Australia	East West Oriental Brewing Company Limited	United Kingdom
Brewing Investments Pty. Ltd. [2]	Australia	EFBI Limited [1]	United Kingdom
Brewman Group Limited	United Kingdom	EFG Australia Pty. Ltd.	Australia
Brewtech Pty. Ltd.	Australia	EFG Finance Leasing Pty. Ltd.	Australia
Bright Star Investments Pty. Ltd. [2]	Australia	EFG Holdings (USA) Inc.	United States
		EFG Investments Pty. Ltd.	Australia

Note 36 Controlled entities (continued)

	Country of incorporation
EFG Securities Pty. Ltd.	Australia
EFG Treasury Pty. Limited	Australia
ELFIC Pty. Ltd.	Australia
Elstone Developments Pty. Ltd.	Australia
ESG (Enterprises) NV – in liquidation	Netherlands Antilles
Etude Wines, Inc.	United States
Ewines Pty. Limited	Australia
FBG Brewery Holdings UK Limited	United Kingdom
FBG Canada Limited – in liquidation	Canada
FBG Finance Limited	Australia
FBG Holdings (UK) Limited	United Kingdom
FBG Incentive Pty. Ltd.	Australia
FBG India Holdings Limited	Mauritius
FBG International Limited	United Kingdom
FBG Treasury (Aust.) Limited	Australia
FBG Treasury (Europe) BV	Netherlands
FBG Treasury (NZ) Limited	New Zealand
FBG Treasury (UK) PLC	United Kingdom
FBG Treasury (USA) Inc.	United States
FBG Vietnam Holdings Pty. Ltd. [2]	Australia
FBI Holdings Pty. Ltd. [1]	Australia
FGL Employee Share Plan Pty. Ltd.	Australia
FGL Finance (Aust.) Limited [1]	Australia
FGL Finance (USD) Pty. Ltd.	Australia
FGL Insurance Company Pte. Ltd.	Singapore
FGL Wine Estates EMEA Limited (formerly FBG (UK) Limited)	United Kingdom
Filehaze Pty. Limited	Australia
Finnews Pty. Limited	Australia
Foster's Beverage Trading (Shanghai) Co. Ltd. [1]	China
Foster's Brewing International Pty. Ltd. [1]	Australia
Foster's Share Plans Pty. Ltd. [1]	Australia
Foster's Wine Estates Pty. Ltd. (formerly FBG Investments Pty. Ltd.) [2]	Australia
Foster's (Cambodia) Ltd.	Cambodia
Foster's Australia Limited (formerly Carlton and United Beverages Limited) [2]	Australia
Foster's Beverage Services Pty. Ltd. (formerly FGL finance (GBP) Pty. Ltd.	Australia
Foster's Brewing Group (USA) Limited	United States
Foster's Brewing Group Pty. Ltd.	Australia
Foster's Danang Limited	Vietnam
Foster's Finance Corp.	United States
Foster's Group Asia Holdings Pty. Ltd.	Australia
Foster's Group Canada Inc. – in liquidation	Canada
Foster's Group Limited [2]	Australia

	Country of incorporation
Foster's India Private Limited (formerly Foster's India Limited) [4]	India
Foster's New Zealand Limited (formerly Foster's Group New Zealand Limited)	New Zealand
Foster's People Pty. Ltd. [2]	Australia
Foster's Sports Foundation	Australia
Foster's Tien Giang Limited	Vietnam
Foster's Vietnam Limited	Vietnam
Foster's Wine Estates America Company (formerly Beringer Blass Wine Estates Company)	United States
Foster's Wine Estates Canada, Inc. (formerly Southcorp Wines Canada, Inc.) [7]	Canada
Foster's Wine Estates Holdings Inc. (formerly Beringer Blass Wine Estates Holdings, Inc.)	United States
Foster's Wine Estates Limited (formerly Beringer Blass Wine Estates Limited) [2]	Australia
Foster's Wine Estates Sales Co (formerly Beringer Blass Wine Estates Sales Company)	United States
Galemaze Pty. Limited	Australia
Glenloth Wines Pty. Limited [7]	Australia
Global Vineyards BV [7]	Netherlands
Graf von Rudesheim	Germany
Grand Cru Expertise 'De Belgische Wijnbeurs' N.V.	Belgium
Grand Cru Expertise 'De Nederlandse Wijnbeurs' B.V.	Netherlands
Great Western Sparkling Wines Pty. Ltd. [7]	Australia
Heinrich Maximilian Pallhuber GmbH & Co. KG	Germany
Herve Le Puy - La Cave de Bourgogne - S.A.R.L.	France
Herve Le Puy GmbH	Switzerland
Hotel (FP) Pty. Ltd.	Australia
Ieiro Pty. Ltd. [7]	Australia
Il Cavalieri del Castello di Gabbiano S.r.l.	Italy
I-NOVA Consulting Pty. Ltd.	Australia
Interbev Pty. Limited [7]	Australia
INVIN Pty. Ltd.	Australia
James Herrick Wines Limited [7]	United Kingdom
Kaiser Stuhl Wines Pty. Limited [7]	Australia
Kangaroo Ridge Wines Europe Limited	United Kingdom
Killawarra Vintage Wines Pty. Ltd. [7]	Australia
Krondorf Wines Pty. Ltd.	Australia
Leo Buring Pty. Ltd. [7]	Australia
Liana Cottage Pty. Ltd. [2]	Australia
Lindeman (Holdings) Limited [7]	Australia
Lindemans Wines Pty. Limited [7]	Australia
Linton Brewing Pty. Ltd. [1]	Australia
LTIP Incentive Pty. Ltd.	Australia
Maglieri Wines Pty. Ltd.	Australia
Majorca Pty. Ltd. [7]	Australia
Matua Finance Limited	New Zealand
Matua Valley Wines Limited	New Zealand
MBBC Limited [2]	Australia

Note 36 Controlled entities (continued)

	Country of incorporation
Melbourne Brewery Company Pty. Ltd.	Australia
Mildara Blass Holdings Inc.	United States
Mildara Blass Inc.	United States
Mildara Blass Wines Inc.	United States
Mildara Holdings Pty. Limited [2]	Australia
Moorabbin Junction Pty. Limited [9]	Australia
N.T. Brewery Pty. Ltd. [2]	Australia
Navistar Group Limited	New Zealand
New Crest Investments Pty. Ltd. [2]	Australia
Nexday Europe B.V.	Netherlands
Nexday Pty. Limited [2]	Australia
Nexus Global Pty. Ltd. (formerly A.C.N. 006 327 028 Pty. Ltd.)	Australia
Neyog (UK) Limited [7]	United Kingdom
North America Packaging (Pacific Rim) Corporation [7]	United States
North Lakes Marketing Consultancy Trust	Australia
North Lakes Marketing Pty. Ltd.	Australia
North Lakes Sales Agency Trust	Australia
North Lakes Sales Pty. Ltd.	Australia
North Napa Land Co.	United States
Nova Glen Pty. Ltd.	Australia
Oakland Glen Pty. Ltd.	Australia
Penfolds Wines Pty. Ltd. [7]	Australia
Penval Wines S.A.S. [7]	France
Pitt, Son & Badgery Pty. Ltd.	Australia
Power Brewing Company Pty. Ltd.	Australia
Premium Land, Inc.	United States
Queensland Breweries Pty. Ltd. [2]	Australia
RAL European Holdings Limited [7]	Netherlands
Raust International Investments BV	Netherlands
Robertsons Well Pty. Ltd.	Australia
Robertsons Well Unit Trust	Australia
Rosemount Estate Wines Limited [7]	United Kingdom
Rosemount Estates Pty. Ltd. [7]	Australia
Rosemount Ventures Australia Pty. Ltd. [7]	Australia
Rosemount Vineyards Pty. Limited [7]	Australia
Rothbury Sales Pty. Limited	Australia
Rothbury Wines Pty. Ltd.	Australia
Rouge-Homme Wines Pty. Ltd. [7]	Australia
Roxburgh Vineyards Pty. Ltd. [7]	Australia
RSG Beachmere Pty. Ltd. – in liquidation	Australia
RSG Land Group Pty. Ltd.	Australia
RSG North Lakes Marketing Pty. Ltd.	Australia
RSG North Lakes Sales Pty. Ltd.	Australia
Rumar International Pty. Ltd. [2]	Australia
Ryecroft Vineyards Pty. Ltd. [7]	Australia
Sarl Les Crus Prevendus SADCS	France
SC de la Boulandiere [7]	France
SCA 246D Pty. Ltd. [7]	Australia
SCA 605 Pty. Ltd. [7]	Australia
SCA des Garrigues de Truilhas [7]	France
SCA du Domaine de la Motte [7]	France
SCC 546 Pty. Ltd. [7]	Australia
SCC 620 Pty. Ltd. [7]	Australia

	Country of incorporation
SCC 737 Pty. Ltd. [7]	Australia
SCP 197 Pty. Ltd. [7]	Australia
SCP 518 Limited [7]	Australia
SCP 825 Pty. Ltd. – in liquidation [7]	Australia
SCP 919 Pty. Ltd. – in liquidation [7]	Australia
SCW 040 Pty. Ltd. [7]	Australia
SCW 165 Pty. Ltd. [7]	Australia
SCW 299 Pty. Ltd. [7]	Australia
SCW 357 Pty. Ltd. [7]	Australia
SCW 423 Limited [7]	Australia
SCW 725 Pty. Ltd. [7]	Australia
SCW 904 Pty. Ltd. [7]	Australia
SCW 905 Limited [7]	Australia
Seaview Winery Pty. Ltd. [7]	Australia
Seaview Wynn Pty. Limited [7]	Australia
Secret Stone Limited [7]	Australia
Selion Pty. Ltd. [7]	Australia
Sharden Lodge Pty. Ltd.	Australia
Shingle Peak Wines Limited	New Zealand
Silvester Brothers (AMH) Pty. Limited	Australia
Silvester Brothers (AMHUK) Limited	United Kingdom
Societe D Embouteillage Beaujolais Macon Bourgogne [6]	France
Societe D Investissue Du Beaujolais	France
Somar Pty. Ltd. [2]	Australia
Southcorp Asia Investments Pty. Ltd. [7]	Australia
Southcorp Australia Pty. Ltd. [7]	Australia
Southcorp Brands Pty. Ltd. [7]	Australia
Southcorp Employee Share Plan Pty. Ltd. [7]	Australia
Southcorp Executive Share & Option Plan Pty. Ltd. [7]	Australia
Southcorp Finance Europe Limited [7]	United Kingdom
Southcorp Finance Limited [7]	Australia
Southcorp Finance USA, Inc. [7]	United States
Southcorp International Investments Pty. Ltd. [7]	Australia
Southcorp Investments France SA [7]	France
Southcorp Investments Pty. Ltd. [7]	Australia
Southcorp Limited [7]	Australia
Southcorp NZ Pty. Ltd. [7]	Australia
Southcorp Whitegoods Pty. Ltd. [7]	Australia
Southcorp Wines Asia Pty. Limited [7]	Australia
Southcorp Wines E-Commerce Holdings Pty. Ltd. [7]	Australia
Southcorp Wines Estates, LLC [7]	United States
Southcorp Wines Europe Limited [7]	United Kingdom
Southcorp Wines NZ Limited [7]	New Zealand
Southcorp Wines Pty. Limited [7]	Australia
Southcorp Wines Superannuation Fund Pty. Ltd. [7]	Australia
Southcorp XUK Limited [7]	Australia
SRP 500 Pty. Ltd. [7]	Australia
SRP 687 Pty. Ltd. [7]	Australia
Stamford Hotel Pty. Ltd.	Australia
Telemasters Limited	New Zealand
T'Gallant Winemakers Pty. Ltd.	Australia

Note 36 Controlled entities (continued)

	Country of incorporation	Country of incorporation
The Australian Wine Centre Limited	United Kingdom	
The Australian Wine Club Pty. Ltd.	Australia	
The Ballarat Brewing Company Pty. Ltd.	Australia	
The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia	
The Continental Spirits Company Pty. Ltd. [2]	Australia	
The Continental Wines and Spirits Company (NZ) Limited	New Zealand	
The Foster Brewing Co. Pty. Ltd.	Australia	
The New Zealand Wine Club Limited (formerly Foster's Group EMEA Limited)	United Kingdom	
The Rothbury Estate Pty Ltd. [2]	Australia	
The Shamrock Brewing Company Proprietary Limited	Australia	
The Wine Exchange Limited	United Kingdom	
The Wine Planet International Pty. Limited	Australia	
Tibsco Limited	United Kingdom	
Tibsco Pensions Limited	United Kingdom	
Tolley Scott & Tolley Limited [7]	Australia	
Tract 4/5 LLC	United States	
Trinity Park Inc.	United States	
Trusco Pty. Ltd. [7]	Australia	
Tumbarumba Sparkling Wines Pty. Ltd. [7]	Australia	
VICD - Produtos Em Cortica, LDA	Portugal	
Victoria Brewery Pty. Ltd. [2]	Australia	
Vignobles James Herrick Sarl	France	
Vinatura GmbH [7]	Germany	
Vinpac International Pty. Limited [2]	Australia	
Vinpac Packaging Pty. Ltd. (formerly Nellie Products Pty. Ltd.) [2]	Australia	
Vinpac SADCS	France	
Vintners Imports Pty. Limited	Australia	
Voskane Pty. Ltd. [2]	Australia	
Waikoukou Vineyards Limited	New Zealand	
Whitecross Investments Pty. Ltd.	Australia	
Windermere Securities Limited	Turks and Caicos Islands	
Wine Planet Holdings Pty. Ltd.	Australia	
Wine Planet Technology Pty. Limited	Australia	
Wine Vault Limited	New Zealand	
Winemaker's Choice Limited	United Kingdom	
Wolf Blass Wines Pty. Ltd. [2]	Australia	
Wood Hall (Aust.) Pty. Limited	Australia	
Woodley Wines Pty. Ltd. [7]	Australia	
World Wine Gallery GmbH	Germany	
Wynn Winegrowers Pty. Ltd. [7]	Australia	
Wynns Coonawarra Estate Pty. Ltd. [7]	Australia	

Note 36 Controlled entities (continued)

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100 per cent owned:

	Country of incorporation	Group ownership percentage 2006	2005
A P John & Sons Pty. Ltd.	Australia	-	51.0%
Briar Ridge Manufacturing Pty. Ltd.	Australia	**50.0%**	50.0%
Briar Ridge Vineyards Pty. Ltd	Australia	**50.0%**	50.0%
Cellarmaster Wines S.A	Switzerland	**97.0%**	97.0%
Foster's Group Pacific Limited	Fiji	**60.6%**	60.6%
Foster's India Private Limited (formerly Foster's India Limited) [4]	India	-	74.0%
Graymoor Estate Joint Venture	Australia	**48.8%**	48.8%
Graymoor Estate Pty. Ltd.	Australia	**48.8%**	48.8%
Graymoor Estate Unit Trust	Australia	**48.8%**	48.8%
Greg Norman Estates Joint Venture	Australia	**70.0%**	70.0%
Kangaroo Ridge Wine Company Pty. Ltd.	Australia	**51.0%**	51.0%
North Para Environment Control Pty. Ltd.	Australia	**69.9%**	67.3%
Samoa Breweries Limited	Samoa	**56.9%**	56.9%
South Pacific Distilleries Limited	Fiji	**60.6%**	60.6%
Wine Buzz KK	Japan	**50.0%**	50.0%

Entities in which the Group's ownership interest is 50 per cent or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Entities no longer controlled

00015868 Limited
02396239 Limited
151435 Canada Ltd.
AP John & Sons Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Limited
Australian, Mercantile, London Limited
Cape Schank Wines Pty. Ltd.
Carlton and United Breweries (Stator) Pty. Ltd.
Classic Oak Products Pty. Ltd. [3]
Foster's China Limited [3]
Foster's International (NZ) Pty. Limited [3]
H. Jones & Company Pty. Ltd.
HP Bulmer (Overseas Holdings) Limited [3]
Kawana Beach Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Norwood Beach Pty. Ltd.
Pica Finance Limited
Pica Group Pty. Ltd.
Pica Nominees Pty. Ltd.
PWG Vintners USA, Inc. [5,7]
Rimpacific Shipping (UK) Ltd.
Rosemount Estates, Inc. [7]
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty. Ltd.
SCA 007 Pty. Ltd. [7]
SCA 059G Limited [7]
SCA 075G Pty. Ltd. [7]
SCA 215 Pty. Ltd. [7]
SCA 395D Pty. Ltd. [7]
SCA 854 Pty. Ltd. [7]
SCA 999 Pty. Ltd. [7]
SCC 037 Pty. Ltd. [7]
SCC 333 Pty. Ltd. [7]
SCC 746 Pty. Ltd. [7]
SCP 625 Pty. Ltd. [7]
SCP 680 Limited [7]
Shanghai Foster's Brewery Limited
Silvester Brothers Pty. Limited
Southcorp International Employee Equity Plan Pty. Ltd. [7]
Southcorp USA Holdings, Inc. [6,7]
Werribee Properties (RWDS) Pty. Ltd.
Wood Hall Trust Limited

1. These entities / arrangements were acquired / incorporated during the current year.
2. Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer to note 37) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).
3. Members exiting the closed group under the Deed of Cross Guarantee during the year.
4. This entity became wholly-owned during the year.
5. This entity was merged into Foster's Wine Estates America Company.
6. This entity was merged into Mildara Blass Holdings Inc.
7. The group held a 96.3 per cent ownership interest in these entities in 2005 prior to the entities becoming wholly-owned in 2006.

Note 37 Deed of Cross Guarantee

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the "Closed Group" and identified in note 36 "Controlled Entities". Companies added and removed during the year from the Deed of Cross Guarantee are also identified in note 36.

A consolidated income statement, retained earnings reconciliation and a consolidated balance sheet, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2006 are set out below.

	Consolidated	
	2006	2005
	$m	$m
Income Statement		
Profit before tax from continuing operations	**1,160.0**	1,242.7
Income tax expense relating to continuing operations	**(7.9)**	(199.4)
Net profit from continuing operations	**1,152.1**	1,043.3
Retained earnings at beginning of the year	**882.5**	213.3
Adjustment resulting from change in accounting policy	**(17.5)**	-
Actuarial gain/(losses) on defined benefit plans	**13.2**	2.5
Aggregate of amounts transferred to / (from) reserves	**43.9**	17.6
Dividends paid during the year	**(411.7)**	(394.2)
Retained earnings at end of year	**1,662.5**	882.5

Note 37 Deed of Cross Guarantee (continued)

Deed of Cross Guarantee
Balance Sheet at 30 June

	Consolidated	
	2006	2005
	$m	$m
Current assets		
Cash and cash equivalents	**24.3**	4.4
Receivables	**4,847.5**	4,604.0
Inventories	**417.5**	388.9
Non-current assets held for sale	**82.2**	107.6
Total current assets	**5,371.5**	5,104.9
Non-current assets		
Receivables	**35.1**	61.0
Inventories	**105.6**	111.1
Other financial assets	**5,805.2**	5,788.5
Property, plant and equipment	**1,164.5**	1,092.9
Agricultural assets	**61.8**	56.7
Intangible assets	**404.7**	389.7
Deferred tax assets	**24.2**	66.4
Total non-current assets	**7,601.1**	7,566.3
Total assets	**12,972.6**	12,671.2
Current liabilities		
Payables	**850.8**	1,161.2
Borrowings	**6,648.8**	6,683.5
Current tax liabilities	**-**	48.1
Provisions	**130.1**	103.2
Liabilities associated with non-current assets held for sale	**7.4**	27.0
Total current liabilities	**7,637.1**	8,023.0
Non-current liabilities		
Payables	**21.6**	39.3
Deferred tax liabilities	**2.6**	178.9
Provisions	**5.3**	17.4
Total non-current liabilities	**29.5**	235.6
Total liabilities	**7,666.6**	8,258.6
Net assets	**5,306.0**	4,412.6
Equity		
Shareholders' interest		
Contributed equity	**3,616.8**	3,524.0
Reserves	**26.7**	6.1
Retained profits	**1,662.5**	882.5
Total equity	**5,306.0**	4,412.6

The Directors declare that the financial statements and notes set out on pages 41 to 124:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable and;

(c) the audited remuneration disclosures in the Directors' Report comply with Accounting Standards AASB 124 "Related Party Disclosures" and the Corporations Regulations 2001; and

(d) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 36 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 37.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer as required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 29th day of August 2006.

On behalf of the Board.



Frank J. Swan
Chairperson



Trevor L. O'Hoy
Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent audit report to the members of Foster's Group Limited

Audit opinion

In our opinion:

1. the financial report of Foster's Group Limited:
   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Foster's Group Limited and the Foster's Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and
2. the remuneration disclosures that are contained in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of recognised income and expenses, accompanying notes to the financial statements, and the directors' declaration for both Foster's Group Limited (the company) and the Foster's Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

PRICEWATERHOUSECOOPERS

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



Con Grapsas
Partner

Melbourne
29 August 2006

Details of Shareholders, Shareholdings and Top 20 Shareholders

Details of shareholders and shareholdings

Holding of securities

Listed securities 22 August 2006	No. of holders	No. of shares	% Held by top 20
Fully paid ordinary shares	155,502	2,018,726,507	71.90

Unlisted securities 22 August 2006	Issue number	No. of holders	No. of shares
Ordinary shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	4	209,400
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	1,050
Issue price of $4.42 per share	64	1	1,710
Issue price of $4.32 per share	65	1	1,800
Total			998,310

FBG Incentive Pty Ltd holds 209,430 of the above shares as trustee for 246 participants in the 1987 Foster's Employee Share Plan.

Distribution of holdings – 22 August 2006

Size of holding	Number
1 – 1,000	51,755
1,001 – 5,000	79,457
5,001 – 10,000	15,314
10,001 – 100,000	8,698
100,001 and over	278
Total	155,502

Of these, 1,597 shareholders held less than a marketable parcel of $500 worth of shares (89 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 22 August 2006 was used to determine the number of shares in a marketable parcel.

Twenty largest shareholders – 22 August 2006

Shareholder	No. of fully paid ordinary shares	% of fully paid ordinary shares
JPMorgan Nominees Australia Limited	373,348,317	18.49
Westpac Custodian Nominees Limited	336,827,639	16.69
National Nominees Limited	243,420,227	12.06
Citicorp Nominees Pty Limited	161,365,304	7.99
ANZ Nominees Limited	131,884,685	6.53
RBC Global Services Australia Nominees Pty Limited	53,244,354	2.64
Cogent Nominees Pty Limited	37,447,399	1.85
HSBC Custody Nominees (Australia) Limited	19,136,911	0.95
AMP Life Limited	17,512,340	0.87
Queensland Investment Corporation	14,652,132	0.73
Tasman Asset Management Ltd	11,692,828	0.58
UBS Nominees Pty Ltd	8,671,352	0.43
CSS Board and PSS Board	8,622,380	0.43
Argo Investments Limited	7,449,721	0.37
Australian Foundation Investment Company Limited	6,526,502	0.32
Victorian Workcover Authority	5,768,225	0.29
Transport Accident Commission	3,718,181	0.18
UBS Wealth Management Australia Nominees Pty Ltd	3,502,143	0.17
Promina Equities Limited	3,418,125	0.17
Perpetual Trustee Company Limited	3,241,524	0.16
Total	1,451,450,289	71.90

Substantial shareholders – 22 August 2006

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act.

The Capital Group Companies Inc	210,376,906
Mondrian Investment Partners Limited	146,762,604
Maple-Brown Abbott Limited	120,698,061
Commonwealth Bank of Australia	113,174,796
Morgan Stanley Investment Management	101,333,433

Shareholder Information

Annual General Meeting
The Annual General Meeting of Foster's Group Limited will be held on Monday, 23 October 2006, at 10.30 a.m. at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights
Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Shareholders may also lodge a proxy online by visiting www.fostersgroup.com and clicking on 'AGM Proxy'.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and
b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listing
Foster's shares are listed on the Australian Stock Exchange under the code 'FGL'.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Share Register and Other Enquiries
If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Australian callers 24 hour 7 day service: 1300 134 708
Telephone: +61 3 9415 4022
Facsimile: +61 3 9473 2500
(+61 3 9473 2555 only for faxing Proxy Forms)
Email: web.queries@computershare.com.au
Internet: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

For enquiries relating to the operations of the Company, please contact the Foster's Investor Relations Department on:
Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2555
Email: investor.relations@fostersgroup.com
Internet: www.fostersgroup.com
GPO Box 753
Melbourne Victoria 3001

Electronic Communications
Foster's has an Online Share Registry facility where shareholders can:
- Check their current and previous holding balances
- Choose and change their preferred Annual Report election and delivery method
- Check or update their address details
- Check or update their bank details
- Review their dividend history
- Confirm whether they have lodged a TFN/ABN exemption
- Download commonly used forms
- Elect to receive email notification when dividend statements and issuer sponsored holding statements are available to view online.

Just log on to www.fostersgroup.com, go to the Shareholder Services section of the website and click on 'Foster's Online Share Registry'. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records.

Dividends
A final dividend of 11.75 cents per share will be paid on 2 October 2006 to shareholders registered on 8 September 2006. For Australian tax purposes, the dividend will be 100 per cent franked at the 30 per cent company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan. Direct Credit and Dividend Reinvestment Plan forms are available on request from the share registry or via Foster's Online Share Registry.

Tax File Numbers, Australian Business Numbers or Exemptions
Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details. Shareholders may access Foster's Online Share Registry to download a personalised form.

Change of Address
It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN). Shareholders may access Foster's Online Share Registry to download a personalised form.

Key Dates

8 September 2006
Record date (books closing) for 2005/2006 final dividend

2 October 2006
Final dividend for 2005/2006 payable

23 October 2006
Annual General Meeting

*20 February 2007**
Announcement of profit result for half year ending 31 December 2006

*7 March 2007**
Record date (books closing) for 2006/2007 interim dividend

*2 April 2007**
Interim dividend for 2006/2007 payable

30 June 2007
End of financial year

*28 August 2007**
Announcement of profit result for the year ending 30 June 2007

**Likely dates. Subject to confirmation.*

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Martin M Hudson
Assistant Company Secretary:
Robert K Dudfield

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

Contacts:
Foster's Group Ltd
A.B.N. 49 007 620 886
Company Secretary:
Martin Hudson
Assistant Company Secretary:
Robert Dudfield

Registered Office:
Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas
600 Airpark Road
PO Box 4500
NAPA California 94558
United States of America
Telephone: 0011 1 707 259 4500
Fax: 0015 1 707 259 4542

Foster's Europe, Middle East and Africa
Regal House
70 London Road
Twickenham Middlesex TW1 3Qs
United Kingdom
Tel: 0011 44 20 8843 4400
Fax: 0015 44 20 8843 4401

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FOSTER'S
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